PE 1/29/2015

NO ACT



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Received SEC

JAN 29 2015

Washington, DC 20549

DIVISION OF
CORPORATION FINANCE



15005470

January 29, 2015

Act: 1934
Section:
Rule: 14a-8 (OPS)
Public
Availability: 1-29-15

Kimberley S. Drexler
Cravath, Swaine & Moore LLP
kdrexler@cravath.com

Re: Mylan Inc.

Dear Ms. Drexler:

This is in regard to your letter dated January 29, 2015 concerning the shareholder proposal submitted by the United Brotherhood of Carpenters Pension Fund for inclusion in Mylan's proxy materials for its upcoming annual meeting of security holders. Your letter indicates that the proponent has withdrawn the proposal and that Mylan therefore withdraws its January 14, 2015 request for a no-action letter from the Division. Because the matter is now moot, we will have no further comment.

Copies of all of the correspondence related to this matter will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Evan S. Jacobson
Special Counsel

cc: Edward J. Durkin
United Brotherhood of Carpenters and Joiners of America
edurkin@carpenters.org

CRAVATH, SWAINE & MOORE LLP

WORLDWIDE PLAZA
825 EIGHTH AVENUE
NEW YORK, NY 10019-7475

TELEPHONE: +1-212-474-1000
FACSIMILE: +1-212-474-3700

CITYPOINT
ONE ROPEMAKER STREET
LONDON EC2Y 9HR
TELEPHONE: +44-20-7453-1000
FACSIMILE: +44-20-7860-1150

WRITER'S DIRECT DIAL NUMBER

(212) 474-1434

Mylan Inc.
Shareholder Proposal of the United Brotherhood of Carpenters Pension Fund
Securities Exchange Act of 1934—Rule 14a-8

January 29, 2015

Ladies and Gentlemen:

We are submitting this letter on behalf of our client Mylan Inc. ("Mylan") to advise the Staff of the Division of Corporation Finance (the "Staff") that at Mylan's direction we are formally withdrawing our request that the Staff concur in our view that Mylan may properly exclude the shareholder proposal and supporting statement (collectively, the "Proposal") previously submitted by the United Brotherhood of Carpenters Pension Fund (the "Proponent") from Mylan's proxy statement and form of proxy for its 2015 Annual Meeting of Shareholders (collectively, the "2015 Proxy Materials"). We have enclosed for your reference a copy of our letter dated January 14, 2015, in which we had made our initial request on Mylan's behalf.

Consistent with the phone message we left your office on January 27, 2015, we are withdrawing our request of the Staff in light of the fact that the Proponent has withdrawn the Proposal and no longer seeks to have it included in the 2015 Proxy Materials. We are also enclosing a copy of the letter we received on January 27, 2015, from Edward J. Durkin with the Proponent, in which he advises that the Proponent is withdrawing the Proposal.

If the Staff has any questions with respect to the foregoing, please do not hesitate to contact me at (212) 474-1434.

Very truly yours,

/s/ Kimberley S. Drexler
Kimberley S. Drexler

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

VIA EMAIL: shareholderproposals@sec.gov

Encls.

Copies w/encl. to:

Edward J. Durkin
United Brotherhood of Carpenters
Corporate Affairs Department
101 Constitution Avenue, NW
Washington, D.C. 20001

VIA EMAIL: EDurkin@carpenters.org

Bradley Wideman
Vice President, Associate General Counsel and Assistant Secretary
Mylan Inc.
1000 Mylan Boulevard
Canonsburg, PA 15317

VIA EMAIL: bradley.wideman@mylan.com



UNITED BROTHERHOOD OF CARPENTERS AND JOINERS OF AMERICA

Douglas J. McCarron
General President

[SENT VIA OVERNIGHT DELIVERY]

January 27, 2015

Joseph F. Haggerty
Corporate Secretary
Mylan Inc.
1000 Mylan Boulevard
Canonsburg, PA 15317

Dear Mr. Haggerty,

On behalf of the United Brotherhood of Carpenters Pension Fund ("Fund"), I hereby withdraw the Tax Inversion Cost-Benefit Report shareholder proposal ("Proposal") submitted to Mylan Inc. by the Fund on July 30, 2014. We have reviewed the New Moon B.V. Registration Statement and the various filed amendments and agree that the information provided in those documents sufficiently address the disclosure requests on the range of topics raised in the Proposal. While the information concerning the acquisition transaction's impact on the various issues raised in the Proposal is not presented on the Mylan website as requested, we believe that in this instance the filings with the U.S. Securities and Exchange Commission provide Mylan shareholders timely access to the requested disclosures.

Sincerely,

Edward J. Durkin

cc. Douglas J. McCarron, Fund Chair
Kimberley S. Drexler, Cravath, Swaine and Moore LLP

101 Constitution Avenue, N.W. · Washington, D.C. 20001 · Phone (202) 546-6206 · Fax (202) 543-5724

CRAVATH, SWAINE & MOORE LLP

WORLDWIDE PLAZA
825 EIGHTH AVENUE
NEW YORK, NY 10019-7475

TELEPHONE: +1-212-474-1000
FACSIMILE: +1-212-474-3700

CITYPOINT
ONE ROPEMAKER STREET
LONDON EC2Y 9HR
TELEPHONE: +44-20-7453-1000
FACSIMILE: +44-20-7860-1150

WRITER'S DIRECT DIAL NUMBER

(212) 474-1434

Mylan Inc.
Shareholder Proposal of the United Brotherhood of Carpenters Pension Fund
Securities Exchange Act of 1934—Rule 14a-8

January 14, 2015

Ladies and Gentlemen:

On behalf of our client, Mylan Inc. ("Mylan" or the "Company"), we write to inform you of Mylan's intention to exclude from its proxy statement and form of proxy for its next Annual Meeting of Shareholders (collectively, the "Proxy Materials") a shareholder proposal and related supporting statement (the "Proposal") received from the United Brotherhood of Carpenters Pension Fund (the "Proponent").

We hereby respectfully request that the Staff of the Division of Corporation Finance (the "Staff") concur in our view that Mylan may, for the reasons set forth below, properly exclude the Proposal from the Proxy Materials. Mylan has advised us as to the factual matters set forth below.

In accordance with Rule 14a-8(j), we have filed this letter with the Securities and Exchange Commission (the "Commission") no later than eighty calendar days before the Company intends to file its definitive Proxy Materials with the Commission. Also in accordance with Rule 14a-8(j), a copy of this letter and its attachments is being sent concurrently to the Proponent. Pursuant to Rule 14a-8(j) and Staff Legal Bulletin No. 14D (November 7, 2008) ("SLB 14D"), we have submitted this letter, together with the Proposal, to the Staff via e-mail at shareholderproposals@sec.gov in lieu of mailing paper copies.

Rule 14a-8(k) and SLB 14D provide that shareholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the Staff. Accordingly, we are taking this opportunity to inform the Proponent that if the Proponent elects to submit additional correspondence to the Commission or the Staff with respect to the Proposal, a copy of that correspondence should be furnished concurrently to the undersigned on behalf of Mylan pursuant to Rule 14a-8(k) and SLB 14D.

1. **The Proposal**

The Proponent requests that the following matter be submitted to a vote of the shareholders at Mylan's next Annual Meeting of Shareholders:

> **Therefore be it Resolved:** That the shareholders of Mylan Inc. ("Company") hereby request that the Company's Board of Directors, pursuant to its powers to manage and direct the affairs of the Company, prepare and post on the Company's website a Corporate Tax Inversion Cost-Benefit Report ("Tax Inversion Report") prior to the culmination of the merger with Abbott Laboratories' European specialty and branded generics business. The Tax Inversion Report should examine and quantify all significant potential costs associated with the consummation of a tax inversion, including any reputational risks associated with a change in the Company's tax domicile to a foreign country, any potential impact on the Company's Medicare or Medicaid revenues, any new executive compensation commitments, such as tax "gross-ups" for senior executives, and any potential tax obligation that may be incurred by individual Company shareholders as a result of an inversion transaction. Further, the Tax Inversion Report should include a quantification of the anticipated corporate tax savings associated with a Company tax inversion.

A copy of the Proposal, the Proponent's cover letter, dated July 30, 2014, submitting the Proposal and other correspondence relating to the Proposal are attached hereto as Exhibit A.

2. **The Transaction**

On July 13, 2014, the Company entered into a definitive agreement with Abbott Laboratories ("Abbott") to acquire Abbott's non-U.S. developed markets specialty and branded generics business (the "Business") in an all-stock transaction, in which Abbott will carve out the Business and transfer it to a new public company ("New Mylan") organized in the Netherlands. Immediately following the transfer of the Business, the Company will merge with a wholly owned subsidiary of New Mylan (together with the transfer of the Business, the "Transaction"), and New Mylan will become the parent company of Mylan. The new public company will be called Mylan N.V. and will be led by the current Mylan leadership team and headquartered in Pittsburgh, Pennsylvania.

On October 21, 2014, the Company and Abbott entered into an amendment in connection with pre-closing actions required to be taken pursuant to the definitive agreement implementing the Transaction, and on November 4, 2014, the Company and Abbott entered into an amended and restated definitive agreement implementing the Transaction. New Mylan, filing under the name "New Moon B.V.", filed a Registration Statement on Form S-4 on November 5, 2014, Amendment No. 1 to the Registration Statement on Form S-4 on December 9, 2014 and Amendment No. 2 to the Registration Statement on Form S-4 on December 23, 2014 (as amended, the "Registration Statement"). The Registration Statement includes a proxy statement of Mylan that also constitutes a prospectus of New Mylan. Excerpts from the Registration Statement, which was declared effective on December 23, 2014 and is available at http://www.sec.gov/Archives/edgar/data/1623613/000119312514452583/d813963ds4a.htm, are attached hereto as Exhibit B.

3. **Grounds for Omission**

Mylan believes that the Proposal may be properly omitted from the Proxy Materials pursuant to (A) Rule 14a-8(i)(10) because the Company has already substantially implemented the Proposal and (B) Rule 14a-8(i)(6) because the Company would lack the power or authority to implement the Proposal.

A. *Rule 14a-8(i)(10)—Substantially implemented.*

Mylan believes that it may properly omit the Proposal from the Proxy Materials under Rule 14a-8(i)(10), which provides that a proposal may be excluded from proxy materials if "the company has already substantially implemented the proposal."

The Commission stated in 1976 that the predecessor to Rule 14a-8(i)(10) was "designed to avoid the possibility of shareholders having to consider matters which already have been favorably acted upon by the management." Exchange Act Release No. 12598 (July 7, 1976). Originally, the Staff narrowly interpreted this predecessor rule and granted no-action relief only when proposals were "'fully' effected" by the company. *See* Exchange Act Release No. 19135 (Oct. 14, 1982). By 1983, the Commission recognized that the "previous formalistic application of [the Rule] defeated its purpose" because proponents were successfully convincing the Staff to deny no-action relief by submitting proposals that differed from existing company policy by only a few words. Exchange Act Release No. 20091, at § II.E.6. (Aug. 16, 1983) (the "1983 Release"). Therefore, in 1983, the Commission adopted a revised interpretation to the rule to permit the omission of proposals that had been "substantially implemented," 1983 Release, and the Commission codified this revised interpretation in Exchange Act Release No. 40018 (May 21, 1998). Thus, when a company can demonstrate that it has taken actions to address each element of a stockholder proposal, the Staff has concurred that the proposal has been "substantially implemented." *See, e.g., The Dow Chemical Co.* (avail. Mar. 5, 2008) (concurring in the exclusion of a proposal that requested a "global warming report" that discussed how the Company's efforts to ameliorate climate change may have affected the global climate when the Company had already made various statements about its efforts related to climate change, which were scattered throughout various corporate documents and disclosures).

At the same time, a company need not implement a proposal in exactly the manner set forth by the proponent. *See* Exchange Act Release No. 40018, at n.30 and accompanying text (May 21, 1998). *See, e.g., Hewlett-Packard Co. (Steiner)* (avail.

Dec. 11, 2007) (proposal requesting that the board permit stockholders to call special meetings was substantially implemented by a proposed bylaw amendment to permit stockholders to call a special meeting unless the board determined that the specific business to be addressed had been addressed recently or would soon be addressed at an annual meeting). Differences between a company's actions and a stockholder proposal are permitted as long as the company's actions satisfactorily address the proposal's essential objectives. *See, e.g., Exelon Corp.* (avail. Feb. 26, 2010) (concurring in the exclusion of a proposal that requested a report on different aspects of the company's political contributions when the company had already adopted its own set of corporate political contribution guidelines and issued a political contributions report that, together, provided "an up-to-date view of the [c]ompany's policies and procedures with regard to political contributions"); *Johnson & Johnson* (avail. Feb. 17, 2006) (concurring that a proposal requesting that the company confirm the legitimacy of all current and future U.S. employees was substantially implemented when the company had verified the legitimacy of 91% of its domestic workforce); *Masco Corp.* (avail. Mar. 29, 1999) (concurring in the exclusion of a proposal seeking specific criteria for the company's outside directors after the company had adopted a version of the proposal that included modification and clarifications). The Staff has further explained that "a determination that the company has substantially implemented the proposal depends upon whether [the company's] particular policies, practices and procedures compare favorably with the guidelines of the proposal." *Texaco, Inc.* (avail. Mar. 28, 1991).

The Proponent has asked that the Tax Inversion Report "examine and quantify all significant potential costs associated with the consummation of a tax inversion, including any reputational risks associated with a change in the Company's tax domicile to a foreign country, any potential impact on the Company's Medicare or Medicaid revenues, any new executive compensation commitments, such as tax 'gross-ups' for senior executives, and any potential tax obligation that may be incurred by individual Company shareholders as a result of an inversion transaction. Further, the Tax Inversion Report should include a quantification of the anticipated corporate tax savings associated with a Company tax inversion." As noted above, New Mylan has an effective Registration Statement on file with the SEC. As set forth below, the Registration Statement addresses each topic that the Proponent has asked to be addressed in the Tax Inversion Report and therefore satisfactorily addresses the Proposal's essential objective to "examine and quantify all significant potential costs associated with the consummation of a tax inversion," compares favorably with the guidelines of the Proposal and demonstrates that the Company has carefully considered the potential costs described by the Proposal. In particular:

- *"[E]xamine and quantify all significant potential costs associated with the consummation of a tax inversion..."*

  One of the risk factors disclosed in the Registration Statement is that "New Mylan will incur direct and indirect costs as a result of the Transaction." In particular, the risk factor states that "Certain costs, including the costs associated with the consummation of an inversion transaction, are not readily ascertainable and are difficult to quantify and determine. These costs and expenses include professional fees associated with complying with Dutch corporate law and financial reporting requirements, professional fees associated with complying with the tax laws of the United Kingdom, and costs and expenses incurred in connection with holding a majority of the meetings of the New Mylan Board [of Directors] and certain executive management meetings in the United Kingdom, as well as any additional costs New Mylan may incur going forward as a result of its new corporate structure. These costs may materially exceed the costs historically borne by Mylan and the Business, which could have a material adverse effect on New Mylan's business, financial condition, results of operations, cash flows, and/or share price."[1]

The Registration Statement also identifies other significant potential costs associated with the consummation of the Transaction, including, but not limited to the following: (i) even though under current U.S. law New Mylan believes that it should not be treated as a U.S. corporation for U.S. federal income tax purposes as a result of the Transaction, if New Mylan were to be treated as a U.S. corporation for U.S. federal income tax purposes, it would likely be subject to significantly greater U.S. tax liability than currently contemplated as a non-U.S. corporation,[2] (ii) while New Mylan expects to be tax resident solely in the United Kingdom, if New Mylan is not tax resident solely in the United Kingdom, its overall effective income tax rate and income tax expense could materially increase, which could have a material adverse effect on New Mylan's business, financial condition, results of operations, cash flows, and/or share price,[3] (iii) Mylan and Abbott must obtain required approvals and consents to consummate the Transaction, which, if delayed or not granted, may jeopardize or delay the consummation of the Transaction, result in additional expenditures of money and resources, and/or reduce the anticipated benefits of the Transaction[4] and (iv) at Abbott's election, Mylan will be obligated to pay Abbott an amount, up to $100,000,000, of taxes of Abbott or its affiliates incurred in connection with implementing the Reorganization (as defined in the Registration Statement) plus out-of-pocket costs and expenses of Abbott and its affiliates incurred in connection with the Transaction) if the Business Transfer Agreement (as defined in the

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[1] *See* "RISK FACTORS—Risks Related to the Business of New Mylan—NEW MYLAN WILL INCUR DIRECT AND INDIRECT COSTS AS A RESULT OF THE TRANSACTION". Registration Statement, p. 20.

[2] *See* "RISK FACTORS—Risks Related to the Business of New Mylan—NEW MYLAN IS EXPECTED TO BE TREATED AS A NON-U.S. CORPORATION FOR U.S. FEDERAL INCOME TAX PURPOSES. ANY CHANGES TO THE TAX LAWS OR CHANGES IN OTHER LAWS, REGULATIONS, RULES, OR INTERPRETATIONS THEREOF APPLICABLE TO INVERTED COMPANIES AND THEIR AFFILIATES, WHETHER ENACTED BEFORE OR AFTER THE TRANSACTION, MAY MATERIALLY ADVERSELY AFFECT NEW MYLAN". Registration Statement, p. 16.

[3] *See* "RISK FACTORS—Risks Related to the Business of New Mylan—NEW MYLAN MAY BE OR BECOME TAXABLE IN A JURISDICTION OTHER THAN THE UNITED KINGDOM AND MAY BE OR BECOME A DUAL RESIDENT COMPANY FOR TAX PURPOSES AND THIS MAY INCREASE THE AGGREGATE TAX BURDEN ON NEW MYLAN". Registration Statement, p. 18.

[4] *See* "RISK FACTORS—Risks Related to the Transaction—MYLAN AND ABBOTT MUST OBTAIN REQUIRED APPROVALS AND CONSENTS TO CONSUMMATE THE TRANSACTION, WHICH, IF DELAYED OR NOT GRANTED, MAY JEOPARDIZE OR DELAY THE CONSUMMATION OF THE TRANSACTION, RESULT IN ADDITIONAL EXPENDITURES OF MONEY AND RESOURCES, AND/OR REDUCE THE ANTICIPATED BENEFITS OF THE TRANSACTION." Registration Statement, p. 30.

Registration Statement) is terminated in certain circumstances (as described in more detail in the Registration Statement).[5]

- "*...including any reputational risks associated with a change in the Company's tax domicile to a foreign country...*"

  At least three risk factors in the Registration Statement address potential reputational risks associated with the Transaction. In particular, these risk factors address potential effects, each of which carry reputational risks, relating to (i) the fact that parties with which Mylan and the Business currently do business or may do business in the future, including customers and suppliers, may experience uncertainty associated with the Transaction, including with respect to current or future business relationships with Mylan, the Business, or New Mylan and that, as a result, the business relationships of Mylan and the Business may be subject to disruptions if customers, suppliers, and others attempt to negotiate changes in existing business relationships or consider entering into business relationships with parties other than Mylan or the Business,[6] (ii) counterparties to certain agreements with Mylan or the Business not consenting to the Transaction and having the ability to exercise certain rights (including termination rights) that could result in Mylan or the Business incurring liabilities as a consequence of breaching such agreements or causing New Mylan to lose the benefit of such agreements or incur costs in seeking replacement agreements[7] and (iii) the fact that current and prospective employees of Mylan and the Business might experience uncertainty about their future roles with New Mylan following the consummation of the Transaction.[8]

- "*...any potential impact on the Company's Medicare or Medicaid revenues...*"

  One risk factor in the Registration Statement is that "Any changes to the tax laws or changes in other laws, regulations, rules, or interpretations thereof applicable to inverted companies and their affiliates, whether enacted before or after the Transaction, may materially adversely affect New Mylan" and that "there have been recent legislative proposals intended to limit or discourage inversion transactions. Any such future regulatory or legislative actions regarding inversion transactions, if taken, could apply to New Mylan, could

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[5] *See* "THE BUSINESS TRANSFER AGREEMENT AND PLAN OF MERGER—Reimbursement Amount". Registration Statement, p. 111.

[6] *See* "RISK FACTORS—Risks Related to the Transaction—THE BUSINESS RELATIONSHIPS OF MYLAN AND THE BUSINESS, INCLUDING CUSTOMER RELATIONSHIPS, MAY BE SUBJECT TO DISRUPTION DUE TO UNCERTAINTY ASSOCIATED WITH THE TRANSACTION". Registration Statement, pp. 31-32.

[7] *See* "RISK FACTORS—Risks Related to the Transaction—IF COUNTERPARTIES TO CERTAIN AGREEMENTS WITH MYLAN OR THE BUSINESS DO NOT CONSENT TO THE TRANSACTION, CHANGE-OF-CONTROL RIGHTS UNDER THOSE AGREEMENTS MAY BE TRIGGERED AS A RESULT OF THE TRANSACTION, WHICH COULD CAUSE NEW MYLAN TO LOSE THE BENEFIT OF SUCH AGREEMENTS AND INCUR MATERIAL LIABILITIES OR REPLACEMENT COSTS". Registration Statement, p. 32.

[8] *See* "RISK FACTORS—Risks Related to the Transaction—LOSS OF KEY PERSONNEL COULD LEAD TO LOSS OF CUSTOMERS, BUSINESS DISRUPTION, AND A DECLINE IN REVENUES, ADVERSELY AFFECT THE PROGRESS OF PIPELINE PRODUCTS, OR OTHERWISE ADVERSELY AFFECT THE OPERATIONS OF MYLAN, THE BUSINESS, AND NEW MYLAN". Registration Statement, p. 32.

disadvantage New Mylan as compared to other corporations, including non-U.S. corporations that have completed inversion transactions prior to September 22, 2014, and could have a material adverse effect on New Mylan's business, financial condition, results of operations, cash flows, and/or share price."[9]

- "*...any new executive compensation commitments, such as tax 'gross-ups' for senior executives...*"

  As disclosed in the Registration Statement, the Transaction has certain implications under Mylan's compensation plans and programs and individual arrangements with certain employees (including the executive officers) and also implicates the excise tax under Section 4985 of the Internal Revenue Code of 1986, as amended, on the value of certain equity-based awards held by Mylan's directors and executive officers (the "Transaction-Related Excise Tax"). Mylan's Board of Directors carefully considered the appropriate manner in which to treat the individual arrangements and equity-based awards of the directors and executive officers in connection with the Transaction and determined that the overall treatment serves to (i) minimize cost to Mylan, (ii) maintain proper incentives for the affected individuals to remain with New Mylan and to continue achieving exceptional operating performance, long-term financial objectives, and the creation of shareholder value as they have consistently done in the past and (iii) ensure that the directors and executive officers of Mylan do not bear the burden of the Transaction-Related Excise Tax, which does not apply to other Mylan shareholders and would deprive such directors and executive officers of a substantial portion of the value of the equity-based awards that they hold, when they were critically important to Mylan's past success and in negotiating this transformative opportunity for Mylan, and will continue to be critically important to its successful implementation and execution, and Mylan's future strategy and performance.[10] The treatment of the individual arrangements of Mylan's executive officers and the equity-based awards of Mylan's directors and executive officers in connection with the Transaction is set forth in detail on pages 69 through 75 of the Registration Statement.

  The Registration Statement also discloses and quantifies the compensation that is based on or otherwise relates to the Transaction and that is potentially payable to Mylan's named executive officers identified in Mylan's most recent Proxy Statement for the 2014 Annual Meeting of Mylan Shareholders (i.e., principal executive officer, principal financial officer and the three other most highly compensated executive officers as determined for Mylan's most recent annual proxy), as required by Item 402(t) of Regulation S-K, assuming

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[9] *See* "RISK FACTORS—Risks Related to the Business of New Mylan—NEW MYLAN IS EXPECTED TO BE TREATED AS A NON-U.S. CORPORATION FOR U.S. FEDERAL INCOME TAX PURPOSES. ANY CHANGES TO THE TAX LAWS OR CHANGES IN OTHER LAWS, REGULATIONS, RULES, OR INTERPRETATIONS THEREOF APPLICABLE TO INVERTED COMPANIES AND THEIR AFFILIATES, WHETHER ENACTED BEFORE OR AFTER THE TRANSACTION, MAY MATERIALLY ADVERSELY AFFECT NEW MYLAN". Registration Statement, p. 16.

[10] *See* "THE TRANSACTION—Interests of Certain Persons in the Transaction". Registration Statement, pp. 69-75.

a date of March 31, 2015, the end of the quarter in which Mylan expects the closing to occur. Mylan shareholders will be asked to approve, on a non-binding advisory basis, specified compensatory arrangements between Mylan and its named executive officers relating to the Transaction.[11]

- "*...and any potential tax obligation that may be incurred by individual Company shareholders as a result of an inversion transaction.*"

  The Registration Statement contains detailed disclosures that describe U.S. federal income tax considerations (including (i) tax consequences of the Transaction to holders of Mylan common stock (U.S. and non-U.S. holders), (ii) special consequences of the Transaction to holders of Mylan common stock that also own Abbott common shares, or that acquire New Mylan ordinary shares in connection with the Transaction and (iii) tax consequences of holding shares in New Mylan (U.S. and non-U.S. holders))[12] and United Kingdom tax considerations (for holders of Mylan common stock and holders of New Mylan ordinary shares and taxation of both dividends on New Mylan ordinary shares and chargeable gains).[13]

- "*Further, the Tax Inversion Report should include a quantification of the anticipated corporate tax savings associated with a Company tax inversion.*"

  The Registration Statement includes a projected quantitative illustration of corporate tax savings[14] as well as a discussion of anticipated adjusted tax rates going forward.[15]

The Staff consistently has concurred in the exclusion under Rule 14a-8(i)(10) of shareholder proposals that, like the Proposal, request a report containing information that the company has already publicly disclosed, even where the manner in which the company implemented the proposal did not correspond precisely to the action requested by the proponent or where the contents of the requested report were already disclosed by the company across various sources. *See* Exchange Act Release No. 40018 at n.30 and accompanying text (May 21, 1998). For example, in *TECO Energy, Inc.* (avail. Feb. 21, 2013), the Staff concurred in the exclusion under Rule 14a-8(i)(10) of a proposal requesting a report on the environmental and public health effects of mountaintop removal operations and feasible mitigating measures, where the company

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[11] *See* "THE TRANSACTION--Interests of Certain Persons in the Transaction—*Golden Parachute Compensation*". Registration Statement, p. 75.

[12] *See* "THE TRANSACTION—Material Tax Consequences of the Transaction—U.S. Federal Income Tax Considerations". Registration Statement, pp. 82-90.

[13] *See* "THE TRANSACTION—Material Tax Consequences of the Transaction—United Kingdom Tax Considerations". Registration Statement, pp. 90-93.

[14] *See* "THE TRANSACTION—Certain Unaudited Financial Projections—Unaudited Financial Projections of the Business (Synergized)" (comparing "Free Cash Flows (Operational Only)" and "Free Cash Flows (Operational and Tax)"). Registration Statement, p. 69.

[15] *See* "Letter to Mylan Shareholders" (included as the cover page to the prospectus filed with the Registration Statement) and "RISK FACTORS—Risks Related to the Business of New Mylan—THE TRANSACTION MAY NOT GIVE NEW MYLAN THE ABILITY TO ACHIEVE COMPETITIVE FINANCIAL FLEXIBILITY AND THE EXPECTED EFFECTIVE CORPORATE TAX RATE" (Registration Statement, p. 17).

had supplemented its sustainability report to include a report on these issues. *See also Pfizer Inc.* (avail. Jan. 11, 2013, recon. denied Mar. 1, 2013) (concurring in the exclusion of a proposal requesting a report on the measures implemented by the company to reduce the use of animals and promote alternatives to animal use where the company had already published a "Guidelines and Policy on Laboratory Animal Care"); *The Coca-Cola Co.* (avail. Jan. 25, 2012, recon. denied Feb. 29, 2012) (concurring in the exclusion of a proposal requesting a board report on how the company was responding to the public policy challenges associated with Bisphenol A where the company's disclosures substantially implementing the proposal were scattered across multiple pages of the company's website, and noting that the company's "public disclosures compare favorably with the guidelines of the proposal"); *The Boeing Co.* (avail. Feb. 17, 2011) (concurring in the exclusion of a proposal requesting that the company assess and report on its human rights policies where the company argued that its Code of Basic Working Conditions and Human Rights, internal review and risk management processes and annual corporate citizenship reports substantially implemented the proposal); *General Electric Co.* (avail. Jan. 18, 2011, recon. granted Feb. 24, 2011) (concurring in the exclusion of a proposal requesting a report on legislative and regulatory public policy advocacy activities where the company had already posted a report regarding public policy issues on its website); *The Dow Chemical Co.* (avail. Mar. 5, 2008) (concurring in the exclusion of a proposal requesting a report on the company's efforts to ameliorate climate change where the company had already discussed its efforts related to climate change in various corporate documents and disclosures).

As with the companies in the foregoing precedents, the Company already has disclosed to its shareholders the information that the Proposal requests. Accordingly, the Company has substantially implemented the Proposal, and the Proposal may be excluded from the Proxy Materials in reliance on Rule 14a-8(i)(10).

B. *Rule 14a-8(i)(6)—Lacks the power or authority to implement.*

Rule 14a-8(i)(6) permits a company to exclude a proposal if the company would lack the power or authority to implement the proposal. The Proposal, which the Proponent asks be included in the "proxy statement to be circulated to Company shareholders in conjunction with the next annual meeting of shareholders," requests that "the Company's Board of Directors...prepare and post on the Company's website a Corporate Tax Inversion Cost-Benefit Report ('Tax Inversion Report') *prior to the culmination of the merger with Abbott Laboratories' European specialty and branded generics business*" (emphasis added). Mylan has previously disclosed, and continues to believe, that it expects to complete the Transaction in the first quarter of 2015. Based on the date of Mylan's 2014 Annual Meeting of Shareholders (April 10, 2014), Mylan does not expect to hold an Annual Meeting of Shareholders prior to the consummation of the Transaction and accordingly it would literally be impossible for the Company and the Company's Board of Directors to comply with the Proposal given that the Proposal's deadline for preparing and posting the Tax Inversion Report would have already passed. Therefore, assuming the Transaction is consummated prior to the Company's next Annual Meeting of Shareholders, Mylan believes that it may omit the Proposal pursuant to Rule 14a-8(i)(6).

4. **Conclusion**

Based on the foregoing, we hereby respectfully request that the Staff concur in our view that the Proposal may be properly excluded from Mylan's Proxy Materials. If the Staff has any questions with respect to the foregoing, or if for any reason the Staff does not agree that Mylan may omit the Proposal from its Proxy Materials, please contact me at (212) 474-1434. I would appreciate your sending your response via e-mail to me at KDrexler@cravath.com as well as to Mylan, attention of Brad Wideman, Vice President, Associate General Counsel and Assistant Secretary at bradley.wideman@mylan.com.

Very truly yours,

/s/ Kimberley S. Drexler
Kimberley S. Drexler

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

VIA EMAIL: shareholderproposals@sec.gov

Encls.

Copies w/encl. to:

Edward J. Durkin
United Brotherhood of Carpenters
Corporate Affairs Department
101 Constitution Avenue, NW
Washington, D.C. 20001

Bradley Wideman
Vice President, Associate General Counsel and Assistant Secretary
Mylan Inc.
1000 Mylan Boulevard
Canonsburg, PA 15317

EXHIBIT A



UNITED BROTHERHOOD OF CARPENTERS AND JOINERS OF AMERICA

Douglas J. McCarron
General President

[SENT VIA OVERNIGHT DELIVERY]

July 30, 2014

Joseph F. Haggerty
Corporate Secretary
Mylan Inc.
1000 Mylan Boulevard
Canonsburg, PA 15317

Dear Mr. Haggerty:

On behalf of the United Brotherhood of Carpenters Pension Fund ("Fund"), I hereby submit the enclosed shareholder proposal ("Proposal") for inclusion in the Mylan Inc. ("Company") proxy statement to be circulated to Company shareholders in conjunction with the next annual meeting of shareholders. The Proposal requests that the Company's Board of Director prepare a Tax Inversion Cost-Benefit Report, and is submitted under Rule 14(a)-8 (Proposals of Security Holders) of the U.S. Securities and Exchange Commission proxy regulations.

The Fund is the beneficial owner of 4,603 shares of the Company's common stock that have been held continuously for more than a year prior to this date of submission. The Fund intends to hold the shares through the date of the Company's next annual meeting of shareholders. The record holder of the stock will provide the appropriate verification of the Fund's beneficial ownership by separate letter. Either the undersigned or a designated representative will present the Proposal for consideration at the annual meeting of shareholders.

If you would like to discuss the Proposal, please contact Ed Durkin at edurkin@carpenters.org or at (202)546-6206 x221 to set a convenient time to talk. Please forward any correspondence related to the proposal to Mr. Durkin at United Brotherhood of Carpenters, Corporate Affairs Department, 101 Constitution Avenue, NW, Washington D.C. 20001 or via fax to (202) 547-8979.

Sincerely,

Douglas J. McCarron
Fund Chairman

cc. Edward J. Durkin
Enclosure

Mylan Inc. Tax Inversion Report Shareholder Proposal

Supporting Statement: On July 13, 2014, Mylan Inc., a Pennsylvania corporation ("Mylan"), entered into a complex merger transaction with several new and existing entities including Abbott Laboratories. The transaction provides for the acquisition by Mylan of Abbott's European developed markets specialty and branded generics business. The Abbott entity will be transferred through a series of steps into a public limited company and renamed "Mylan N.V.," organized under the laws of the Netherlands. Mylan N.V. will be led by Mylan's current leadership team and board of directors. The culmination of this transaction will enable Mylan to re-domicile its tax base to the Netherlands with its lower corporate income tax rate.

In a July 15, 2014, letter to Congress urging action against corporate tax inversions, U.S. Treasury Secretary Jacob Lew described the transactions as follows: "A corporate inversion is a transaction in which a U.S.-based multinational group restructures so that the U.S. parent of the group is replaced by a foreign corporation, typically located in a low-tax country. Such transactions allow firms to reduce their level of worldwide taxation, but in the aggregate, they function to hollow out the U.S. corporate income tax base." Secretary Lew's letter, press coverage such as the *Fortune* magazine July 2014 cover story "Positively Un-American," and Congressional testimony (Senate Finance Committee hearing July 22, 2014) highlight a growing public controversy regarding corporate tax inversions.

We believe it to be prudent for the Mylan Board of Directors to undertake a thorough review of all aspects and implications of a possible Mylan tax inversion prior to culmination of the merger transaction described above. A report of the review findings should be timely posted on the Company's website so that interested Mylan corporate constituents, including shareholders, customers, employees, and suppliers can review and consider the full implications of a possible tax inversion.

Therefore be it Resolved: That the shareholders of Mylan Inc. ("Company") hereby request that the Company's Board of Directors, pursuant to its powers to manage and direct the affairs of the Company, prepare and post on the Company's website a Corporate Tax Inversion Cost-Benefit Report ("Tax Inversion Report") prior to the culmination of the merger with Abbott Laboratories' European specialty and branded generics business. The Tax Inversion Report should examine and quantify all significant potential costs associated with the consummation of a tax inversion, including any reputational risks associated with a change in the Company's tax domicile to a foreign country, any potential impact on the Company's Medicare or Medicaid revenues, any new executive compensation commitments, such as tax "gross-ups" for senior executives, and any potential tax obligation that may be incurred by individual Company shareholders as a result of an inversion transaction. Further, the Tax Inversion Report should include a quantification of the anticipated corporate tax savings associated with a Company tax inversion.

EXHIBIT B

S-4/A 1 d813963ds4a.htm AMENDMENT NO. 2 TO FORM S-4

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As filed with the Securities and Exchange Commission on December 23, 2014

Registration No. 333-199861

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 2
To
Form S-4
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

New Moon B.V.

(Exact name of registrant as specified in its charter)

The Netherlands	2834	98-1189497
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

Albany Gate, Darkes Lane
Potters Bar, Herts EN6 1AG
United Kingdom
Tel: +44 (0) 1707-853-000
(Address, including zip code, and telephone number, including area code, of Registrant's principal executive offices)

John D. Sheehan
Chief Financial Officer
Mylan Inc.
1000 Mylan Boulevard
Canonsburg, Pennsylvania 15317
(724) 514-1800
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Bradley L. Wideman, Esq.
Vice President, Associate General Counsel,
Securities and Assistant Secretary
Mylan Inc.
1000 Mylan Boulevard
Canonsburg, Pennsylvania 15317
(724) 514-1800

Mark I. Greene, Esq.
Thomas E. Dunn, Esq.
Cravath, Swaine & Moore LLP
825 Eighth Avenue
New York, NY 10019
(212) 474-1000

Approximate date of commencement of the proposed sale of the securities to the public: As soon as practicable after this Registration Statement becomes effective and upon completion of the Merger described in the enclosed document.

If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. ¨

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, as amended, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ¨

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The information contained in this document is subject to completion or amendment. A registration statement relating to these securities has been filed with the U.S. Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This document is not an offer to sell these securities and it is not soliciting an offer to buy these securities, nor shall there be any sale of these securities, in any jurisdiction in which such offer, solicitation, or sale is not permitted or would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

PRELIMINARY—SUBJECT TO COMPLETION—DATED DECEMBER 23, 2014

LETTER TO MYLAN SHAREHOLDERS


Mylan®
Seeing
is believing

Dear Fellow Mylan Inc. Shareholders:

Over the last several years, Mylan Inc. ("Mylan") has undergone a strategic transformation from a domestic generics company into a global leader in the pharmaceutical industry—one with unprecedented scale in our operating platform, diversity in our portfolio, and significant control over the cost and quality of our products. In addition to the cultivation of numerous organic growth drivers, a key aspect of our transformation and growth has been meaningful participation in the ongoing consolidation of the global pharmaceutical industry. Mylan has been highly active in evaluating—and acquiring—major assets within the industry that would effectively build on our operating platform and commercial presence, complement our existing strengths and capabilities, enhance our financial flexibility, strengthen our competitive position, and deliver additional shareholder value.

In furtherance of this strategy, Mylan identified Abbott's non-U.S. developed markets specialty and branded generics business (the "Business") as an exceptional asset and the right next strategic transaction for Mylan. Mylan subsequently entered into an Amended and Restated Business Transfer Agreement and Plan of Merger with New Moon B.V., a new holding company organized and existing under the laws of the Netherlands ("New Mylan"), Moon of PA Inc. ("Merger Sub"), and Abbott Laboratories ("Abbott"), dated as of November 4, 2014 (the "Business Transfer Agreement"), providing for, among other things, the acquisition of Mylan and the Business by New Mylan. As consideration for the transfer of the Business, Abbott will receive 110,000,000 New Mylan ordinary shares and, in exchange for their shares of Mylan common stock, Mylan shareholders will receive an equal number of New Mylan ordinary shares. Immediately following the transaction, the former shareholders of Mylan will own approximately 78% and Abbott's affiliates will own approximately 22% of the outstanding New Mylan ordinary shares. The exchange of shares of Mylan common stock for New Mylan ordinary shares will be a taxable transaction for Mylan shareholders. The New Mylan ordinary shares are expected to be listed on the NASDAQ Global Select Market under the ticker symbol "MYL."

Mylan is undertaking this transaction because we believe that the Business is a compelling strategic fit, which will help Mylan accomplish a number of our goals. Specifically, the Business will diversify and build upon the infrastructure and strategy we already have in place; enhance our geographic footprint and commercial platform in non-U.S. geographies; create critical mass across customer sales channels; and create significant financial flexibility and a more competitive tax structure, better positioning Mylan for future opportunities.

The Business, which is being acquired on a debt-free basis, includes an attractive and differentiated portfolio of more than 100 specialty, branded generic and over-the-counter pharmaceutical products in five major therapeutic areas (cardio/metabolic, gastrointestinal, anti-infective/respiratory, CNS/pain, and women's and men's health). The portfolio includes several patent-protected, novel, and/or hard-to-manufacture products with durable growth potential. Key products include Creon®, Influvac®, Brufen®, Amitiza®, and Androgel®, among others.

The Business will enhance Mylan's geographic reach and provide Mylan with enhanced scale and critical mass in our largest markets outside of the United States. The transaction is expected to approximately double Mylan's revenues in Europe by strengthening our presence in Italy, the United Kingdom, Germany, France, Spain, and Portugal, among others. It is also expected to more than double Mylan's revenues in Canada and Japan and build on Mylan's business in Australia and New Zealand. The transaction also will provide Mylan with a meaningful presence in the specialty and branded generics markets in Central and Eastern Europe.

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Additionally, the Business will significantly expand Mylan's commercial platform and capabilities. The Business includes an active sales organization of approximately 2,000 representatives serving more than 40 non-U.S. markets. The Business's strong sales force in key developed markets will enhance Mylan's reach with physicians and patients and complements Mylan's existing strength in pharmacies. This platform will provide Mylan with the enhanced infrastructure and expertise to more effectively execute on existing growth opportunities that require access to the physician channel, such as the global expansion of EpiPen® Auto-Injector and the anticipated launch of biologics and respiratory products, including generic Seretide® and generic Advair®.

The Business also will bring Mylan two high-quality manufacturing facilities in France and Japan.

The Business is expected to provide approximately $1.9 billion in additional annual revenues and approximately $670 million in additional annual adjusted EBITDA (pre-operational efficiencies) at closing. We believe that we are uniquely positioned to drive enhanced financial performance and profitability from these assets by leveraging our integrated, efficient operating platform, more effectively distributing the portfolio across channels, and maintaining a greater strategic focus on key products. As a result, we expect to stabilize revenues and grow earnings before interest, taxes, depreciation, and amortization ("EBITDA") and EBITDA margins.

The transaction is expected to be immediately and significantly accretive to Mylan and to deliver in excess of $200 million in cumulative pre-tax operational efficiencies by the end of the third year after closing. Mylan has experience in successfully integrating large, complex transactions such as this one, and we are confident in our ability to deliver the value inherent from this combination.

Mylan's pro forma leverage at closing, which is expected to be significantly enhanced at approximately 2.3x debt-to-adjusted EBITDA, substantially below current levels, and strong cash flow generation will further enhance Mylan's balance sheet and provide financial flexibility to pursue future opportunities in the continually evolving and consolidating pharmaceutical sector to create additional shareholder value. The transaction also is expected to lower Mylan's adjusted tax rate (currently forecasted to be approximately 24-25% in 2014) to approximately 20-21% in the first full year after the consummation of the transaction, and to the high teens thereafter, further enhancing Mylan's competitiveness.

In conclusion, we are even more confident in our ability to continue to deliver double-digit long-term growth for our shareholders in the future. We will continue to aggressively seek opportunities to leverage Mylan's exceptional platform and even better position Mylan for the next phase of its growth.

We look forward to a successful transaction.

Very truly yours,

Robert J. Coury	Heather Bresch
Executive Chairman	Chief Executive Officer
Mylan Inc.	Mylan Inc.

After careful consideration and deliberation, the Board of Directors of Mylan (the "Mylan Board") unanimously approved the Business Transfer Agreement and the transaction and determined that the transaction is advisable and in the best interests of Mylan. The Mylan Board accordingly unanimously recommends that the Mylan shareholders vote "FOR" each of the proposals contained in the accompanying proxy statement/prospectus. In considering the recommendation of the Mylan Board, you should be aware that, similar to other transactions of this type, certain directors and executive officers of Mylan may be deemed to have interests in the transaction that may be different from, or in addition to, the interests of the Mylan shareholders generally. See "The Transaction—Interests of Certain Persons in the Transaction" beginning on page 69 of the accompanying proxy statement/prospectus.

Mylan encourages you to read the accompanying proxy statement/prospectus, including the Annexes thereto and the documents incorporated by reference therein, carefully and in their entirety. In particular, we urge you to read carefully the section entitled "Risk Factors" beginning on page 15 of the accompanying proxy statement/prospectus, including the risk factor entitled "The Transaction may not give New Mylan the ability to achieve competitive financial flexibility and the expected effective corporate tax rate" on page 17 of the accompanying proxy statement/prospectus, which describes the material assumptions underlying the expected adjusted tax rates.

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Adjusted EBITDA, debt-to-adjusted EBITDA, and adjusted tax rate are financial measures that differ from what is reported under the generally accepted accounting principles in the United States ("U.S. GAAP"). For more information, see the section entitled "Non-GAAP Financial Measures" beginning on page 187 of the accompanying proxy statement/prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities to be issued under the accompanying proxy statement/prospectus or determined that the accompanying statement/prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

The accompanying proxy statement/prospectus is dated [ ] and is first being mailed to the shareholders of Mylan on or about [ ].

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RISK FACTORS

In deciding whether to approve the Business Transfer Agreement, you should consider carefully the following risk factors in addition to the other information contained in or incorporated by reference into this proxy statement/prospectus, including the matters addressed under the caption "Cautionary Statement Regarding Forward-Looking Statements." In addition to the risk factors below, you should also read and consider the risks related to the business of Mylan because these risks will also affect New Mylan. The risks related to the business of Mylan can be found in Mylan's Annual Report on Form 10-K for the fiscal year ended December 31, 2013, as updated by Mylan's Current Report on Form 8-K filed on August 6, 2014, Mylan's Quarterly Report on Form 10-Q for the period ended June 30, 2014, and Mylan's Quarterly Report on Form 10-Q for the period ended September 30, 2014, which are incorporated by reference into this proxy statement/prospectus. *See "Where You Can Find More Information" beginning on page 188 of this proxy statement/prospectus.*

Risks Related to the Business of New Mylan

IF COMPLETED, THE TRANSACTION MAY NOT ACHIEVE THE INTENDED BENEFITS OR MAY DISRUPT NEW MYLAN'S PLANS AND OPERATIONS.

There can be no assurance that New Mylan will be able to successfully integrate the Business with the business of Mylan or otherwise realize the expected benefits of the Transaction. New Mylan's ability to realize the anticipated benefits of the Transaction will depend, to a large extent, on New Mylan's ability to integrate the Business with the business of Mylan and realize the benefits of the combined business. The combination of two independent businesses is a complex, costly, and time-consuming process. New Mylan's business may be negatively impacted following the Transaction if New Mylan is unable to effectively manage its expanded operations. The integration will require significant time and focus from management following the Transaction and may divert attention from the day-to-day operations of the combined business. Additionally, consummation of the Transaction could disrupt current plans and operations, which could delay the achievement of New Mylan's strategic objectives.

The expected synergies and operating efficiencies of the Transaction may not be fully realized, which could result in increased costs and have a material adverse effect on New Mylan's business, financial condition, results of operations, cash flows, and/or share price. In addition, the overall integration of the businesses may result in material unanticipated problems, expenses, liabilities, competitive responses, loss of customer relationships, and diversion of management's attention, among other potential adverse consequences. The difficulties of combining the operations of the businesses include, among others:

- the diversion of management's attention to integration matters;
- difficulties in achieving anticipated synergies, operating efficiencies, business opportunities, and growth prospects from combining the Business with the business of Mylan;
- difficulties in the integration of operations and systems, including enterprise resource planning systems;
- difficulties in the integration of employees;
- difficulties in managing the expanded operations of a significantly larger and more complex company;
- challenges in keeping existing customers and obtaining new customers;
- challenges in attracting and retaining key personnel; and
- the complexities of managing the ongoing relationship with Abbott, which will include agreements providing for transition services, manufacturing relationships, and license arrangements.

Many of these factors will be outside of New Mylan's control and any one of them could result in increased costs, decreases in the amount of expected revenues, and diversion of management's time and energy, which could have a material adverse effect on New Mylan's business, financial condition, results of operations, cash

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flows, and/or share price. In addition, even if the operations of Mylan and the Business are integrated successfully, New Mylan may not realize the full benefits of the Transaction, including the synergies, operating efficiencies, or sales or growth opportunities that are expected. These benefits may not be achieved within the anticipated time frame or at all. All of these factors could cause dilution to the earnings per share of New Mylan, decrease or delay the expected accretive effect of the Transaction, and/or negatively impact the price of New Mylan ordinary shares.

The occurrence of any of the risks related to the business of Mylan, which are incorporated by reference into this proxy statement/prospectus, or any of the risks described under "—Risks Related to the Business" beginning on page 23 of this proxy statement/prospectus, could have a material adverse effect on New Mylan's business, financial condition, results of operations, cash flows, and/or share price.

NEW MYLAN IS EXPECTED TO BE TREATED AS A NON-U.S. CORPORATION FOR U.S. FEDERAL INCOME TAX PURPOSES. ANY CHANGES TO THE TAX LAWS OR CHANGES IN OTHER LAWS, REGULATIONS, RULES, OR INTERPRETATIONS THEREOF APPLICABLE TO INVERTED COMPANIES AND THEIR AFFILIATES, WHETHER ENACTED BEFORE OR AFTER THE TRANSACTION, MAY MATERIALLY ADVERSELY AFFECT NEW MYLAN.

Under current U.S. law, New Mylan believes that it should not be treated as a U.S. corporation for U.S. federal income tax purposes as a result of the Transaction. Changes to Section 7874 of the Code or the U.S. Treasury Regulations promulgated thereunder, or interpretations thereof, could affect New Mylan's status as a non-U.S. corporation for U.S. federal income tax purposes. Any such changes could have prospective or retroactive application, and may apply even if enacted or promulgated after the Transaction has closed. If New Mylan were to be treated as a U.S. corporation for U.S. federal income tax purposes, it would likely be subject to significantly greater U.S. tax liability than currently contemplated as a non-U.S. corporation.

On August 5, 2014, the U.S. Treasury Department announced that it is reviewing a broad range of authorities for possible administrative actions that could limit the ability of a U.S. corporation to complete a transaction in which it becomes a subsidiary of a non-U.S. corporation (commonly known as an "inversion transaction") or reduce certain tax benefits after an inversion transaction takes place. On September 22, 2014, the U.S. Treasury Department issued a notice announcing its intention to promulgate certain regulations that will apply to inversion transactions completed on or after September 22, 2014.

In the notice, the U.S. Treasury Department also announced that it expects to issue additional guidance to further limit certain inversion transactions. In particular, it is considering regulations that may limit income tax treaty eligibility and the ability of certain foreign-owned U.S. corporations to deduct certain interest payments (so-called "earnings stripping"). Any such future guidance will apply prospectively, but to the extent it applies only to companies that have completed inversion transactions, it will specifically apply to companies that have completed such transactions on or after September 22, 2014. Additionally, there have been recent legislative proposals intended to limit or discourage inversion transactions. Any such future regulatory or legislative actions regarding inversion transactions, if taken, could apply to New Mylan, could disadvantage New Mylan as compared to other corporations, including non-U.S. corporations that have completed inversion transactions prior to September 22, 2014, and could have a material adverse effect on New Mylan's business, financial condition, results of operations, cash flows, and/or share price.

THE IRS MAY NOT AGREE THAT NEW MYLAN SHOULD BE TREATED AS A NON-U.S. CORPORATION FOR U.S. FEDERAL INCOME TAX PURPOSES AFTER THE TRANSACTION.

The U.S. Internal Revenue Service (the "IRS") may not agree that New Mylan should be treated as a non-U.S. corporation for U.S. federal income tax purposes after the Transaction. Although New Mylan will not be incorporated in the United States and is expected to be treated as a non-U.S. corporation for U.S. federal income tax purposes, the IRS may assert that it should be treated as a U.S. corporation for U.S. federal income tax purposes. In addition, there can be no assurance that the relevant facts will not change before the consummation

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of the Transaction in a manner that might cause New Mylan to be treated as a U.S. corporation for U.S. federal income tax purposes. If New Mylan were to be treated as a U.S. corporation for U.S. federal income tax purposes, it would likely be subject to significantly greater U.S. tax liability than currently contemplated as a non-U.S. corporation.

IF THE INTERCOMPANY TERMS OF CROSS BORDER ARRANGEMENTS THAT NEW MYLAN HAS AMONG ITS SUBSIDIARIES ARE DETERMINED TO BE INAPPROPRIATE OR INEFFECTIVE, NEW MYLAN'S TAX LIABILITY MAY INCREASE.

New Mylan will have potential tax exposures resulting from the varying application of statutes, regulations, and interpretations which include exposures on intercompany terms of cross-border arrangements among its subsidiaries (including intercompany loans, sales, and services agreements) in relation to various aspects of its business, including manufacturing, marketing, sales, and delivery functions. Although New Mylan believes its anticipated cross-border arrangements between affiliates are based upon internationally accepted standards, tax authorities in various jurisdictions may disagree with and subsequently challenge the amount of profits taxed in their country, which may result in increased tax liability, including accrued interest and penalties, which would cause New Mylan's tax expense to increase and could have a material adverse effect on New Mylan's business, financial condition, results of operations, cash flows, and/or share price.

THE TRANSACTION MAY NOT GIVE NEW MYLAN THE ABILITY TO ACHIEVE COMPETITIVE FINANCIAL FLEXIBILITY AND THE EXPECTED EFFECTIVE CORPORATE TAX RATE.

New Mylan believes that the Transaction should give it the ability to achieve competitive financial flexibility and a competitive worldwide effective corporate tax rate. Mylan's adjusted tax rate is currently forecasted to be approximately 24-25% in 2014, and New Mylan's adjusted tax rate is expected to be approximately 20-21% in the first full year after the consummation of the Transaction and in the high teens thereafter. Material assumptions underlying New Mylan's expected adjusted tax rates include assumptions relating to the fact that the Business will be operated and held outside the United States and, as such, will be subject to a lower rate of tax than operations in the United States, which will result in a lower blended rate of worldwide tax for New Mylan as compared to Mylan, and the effect of certain internal reorganization transactions, including various intercompany transactions, that are expected to be entered into at the time of the Transaction. New Mylan cannot give any assurance as to what its effective tax rate will be after the Transaction, however, because of, among other reasons, uncertainty regarding the tax policies of the jurisdictions where New Mylan will operate and the potential for tax audits or challenges. New Mylan's actual effective tax rate may vary from its expectation and that variance may be material. Additionally, the tax laws of the United Kingdom, the Netherlands and other jurisdictions could change in the future, and such changes could cause a material change in New Mylan's effective tax rate. Such a material change could have a material adverse effect on New Mylan's business, financial condition, results of operations, cash flows, and/or share price.

UNANTICIPATED CHANGES IN NEW MYLAN'S TAX PROVISIONS OR EXPOSURE TO ADDITIONAL INCOME TAX LIABILITIES AND CHANGES IN INCOME TAX LAWS AND TAX RULINGS MAY HAVE A SIGNIFICANT ADVERSE IMPACT ON NEW MYLAN'S EFFECTIVE TAX RATE AND INCOME TAX EXPENSE.

New Mylan will be subject to income taxes in many jurisdictions. Significant analysis and judgment are required in determining New Mylan's worldwide provision for income taxes. In the ordinary course of business, there are many transactions and calculations where the ultimate tax determination is uncertain. The final determination of any tax audits or related litigation could be materially different from New Mylan's income tax provisions and accruals.

Additionally, changes in the effective tax rate as a result of a change in the mix of earnings in countries with differing statutory tax rates, changes in New Mylan's overall profitability, changes in the valuation of deferred tax assets and liabilities, the results of audits and the examination of previously filed tax returns by taxing authorities, and continuing assessments of New Mylan's tax exposures could impact New Mylan's tax liabilities and affect New Mylan's income tax expense, which could have a material adverse effect on New Mylan's business, financial condition, results of operations, cash flows, and/or share price.

Finally, potential changes to income tax laws in the U.S. include measures which would defer the deduction of interest expense related to deferred income; determine the foreign tax credit on a pooling basis; tax currently excess returns associated with transfers of intangibles offshore; and limit earnings stripping by expatriated entities. In addition, proposals have been made to encourage manufacturing in the U.S., including reduced rates of tax and increased deductions related to manufacturing. New Mylan cannot determine whether these proposals will be modified or enacted, whether other proposals unknown at this time will be made, or the extent to which the corporate tax rate might be reduced and lessen the adverse impact of some of these proposals. If enacted, and depending on its precise terms, such legislation could materially increase New Mylan's overall effective income tax rate and income tax expense and could have a material adverse effect on New Mylan's business, financial condition, results of operations, cash flows, and/or share price.

NEW MYLAN MAY BE OR BECOME TAXABLE IN A JURISDICTION OTHER THAN THE UNITED KINGDOM AND MAY BE OR BECOME A DUAL RESIDENT COMPANY FOR TAX PURPOSES AND THIS MAY INCREASE THE AGGREGATE TAX BURDEN ON NEW MYLAN.

Based on the currently anticipated management structure of New Mylan and current tax laws of the United States, the United Kingdom, and the Netherlands, as well as applicable income tax treaties, and current interpretations thereof, New Mylan expects to be tax resident solely in the United Kingdom. New Mylan has requested, but has not yet obtained, binding rulings from the tax authorities in the United Kingdom and in the Netherlands confirming this treatment. However, even if such rulings are granted, the applicable tax laws or interpretations thereof may change, or the assumptions on which such rulings were based may differ from the facts. As a consequence, New Mylan may be or become tax resident of a jurisdiction other than the United Kingdom and/or may be or become a dual resident company for tax purposes. If New Mylan were or were to become a dual resident company of the United Kingdom and the Netherlands (or another jurisdiction) for tax purposes, New Mylan would be subject to tax in both jurisdictions. If New Mylan is not tax resident solely in the United Kingdom, New Mylan's overall effective income tax rate and income tax expense could materially increase, which could have a material adverse effect on New Mylan's business, financial condition, results of operations, cash flows, and/or share price.

IF GOODWILL OR OTHER INTANGIBLE ASSETS THAT NEW MYLAN RECORDS IN CONNECTION WITH THE TRANSACTION BECOME IMPAIRED, NEW MYLAN COULD HAVE TO TAKE SIGNIFICANT CHARGES AGAINST EARNINGS.

In connection with the accounting for the Transaction, New Mylan expects to record a significant amount of goodwill and other intangible assets. Under U.S. GAAP, New Mylan must assess, at least annually, whether the value of goodwill and other intangible assets has been impaired. Amortizing intangible assets will also be assessed for impairment in the event of an impairment indicator. Any reduction or impairment of the value of goodwill or other intangible assets will result in a charge against earnings, which could have a material adverse effect on New Mylan's business, financial condition, results of operations, shareholder's equity, and/or share price.

AN INABILITY TO IDENTIFY OR SUCCESSFULLY BID FOR SUITABLE ACQUISITION TARGETS, OR CONSUMMATE AND EFFECTIVELY INTEGRATE RECENT AND FUTURE POTENTIAL ACQUISITIONS, COULD LIMIT NEW MYLAN'S FUTURE GROWTH AND HAVE A MATERIAL ADVERSE EFFECT ON NEW MYLAN'S BUSINESS, FINANCIAL CONDITION, RESULTS OF OPERATIONS, CASH FLOWS, AND/OR SHARE PRICE.

New Mylan intends to continue to seek to expand its product line and/or business platform organically as well as through complementary or strategic acquisitions of other companies, products, or assets or through joint ventures, licensing agreements, or other arrangements. Acquisitions or similar arrangements may prove to be complex and time consuming and require substantial resources and effort. New Mylan may compete for certain acquisition targets with companies having greater financial resources than New Mylan or other advantages over

New Mylan that may hinder or prevent New Mylan from acquiring a target or completing another transaction, which could also result in significant diversion of management time, as well as substantial out-of-pocket costs.

If an acquisition is consummated, the integration of such acquired business, product, or other assets into New Mylan may also be complex, time consuming, and result in substantial costs and risks. The integration process may distract management and/or disrupt New Mylan's ongoing businesses, which may adversely affect New Mylan's relationships with customers, employees, partners, suppliers, regulators, and others with whom New Mylan has business or other dealings. In addition, there are operational risks associated with the integration of acquired businesses. These risks include, but are not limited to, difficulties in achieving or inability to achieve identified or anticipated financial and operating synergies, cost savings, revenue synergies, and growth opportunities; difficulties in consolidating or inability to effectively consolidate information technology and manufacturing platforms, business applications, and corporate infrastructure; the impact of pre-existing legal and/or regulatory issues, such as quality and manufacturing concerns, among others; the risks that acquired companies do not operate to the same quality, manufacturing, or other standards as New Mylan will; the impacts of substantial indebtedness and assumed liabilities; challenges associated with operating in new markets; and the unanticipated effects of export controls, exchange rate fluctuations, domestic and foreign political conditions, and/or domestic and foreign economic conditions.

New Mylan may be unable to realize synergies or other benefits, including tax savings, expected to result from acquisitions, joint ventures, or other transactions or investments New Mylan may undertake, or New Mylan may be unable to generate additional revenue to offset any unanticipated inability to realize these expected synergies or benefits. Realization of the anticipated benefits of acquisitions or other transactions could take longer than expected, and implementation difficulties, unforeseen expenses, complications and delays, market factors, or deterioration in domestic and global economic conditions could reduce the anticipated benefits of any such transactions. New Mylan also may inherit legal, regulatory, and other risks that occurred prior to the acquisition, whether known or unknown to New Mylan.

Any one of these challenges or risks could impair New Mylan's growth and ability to compete, require New Mylan to focus additional resources on integration of operations rather than other profitable areas, require New Mylan to reexamine its business strategy, or otherwise cause a material adverse effect on New Mylan's business, financial condition, results of operations, cash flows, and/or share price.

NEW MYLAN'S ACTUAL FINANCIAL POSITION AND RESULTS OF OPERATIONS MAY DIFFER MATERIALLY FROM THE UNAUDITED PRO FORMA FINANCIAL INFORMATION INCLUDED IN THIS PROXY STATEMENT/PROSPECTUS.

The unaudited pro forma financial information contained in this proxy statement/prospectus is presented for illustrative purposes only and may not be an indication of what New Mylan's financial position or results of operations would have been had the Transaction been completed on the dates indicated. The unaudited pro forma financial information has been derived from the consolidated financial statements of Mylan and the combined financial statements of the Business and certain adjustments and assumptions have been made regarding New Mylan after giving effect to the Transaction. The information upon which these adjustments and assumptions have been made is preliminary, and these kinds of adjustments and assumptions are difficult to make with complete accuracy. For example, the unaudited pro forma financial information does not reflect all costs that are expected to be incurred by New Mylan in connection with the Transaction. Accordingly, the actual financial position and results of operations of New Mylan following the Transaction may not be consistent with, or evident from, this unaudited pro forma financial information. In addition, the assumptions used in preparing the unaudited pro forma financial information may not prove to be accurate, and other factors may affect New Mylan's business, financial condition, results of operations, cash flows, and/or share price following closing, including, among others, those described herein. See "Unaudited Pro Forma Financial Information" beginning on page 125 of this proxy statement/prospectus.

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NEW MYLAN WILL NEED TO TIMELY AND EFFECTIVELY IMPLEMENT ITS INTERNAL CONTROLS OVER THE BUSINESS'S OPERATIONS AS REQUIRED UNDER THE SARBANES-OXLEY ACT OF 2002.

The audited combined financial statements of the Business included in this proxy statement/prospectus do not include an audit of the Business's internal control over financial reporting. The Business currently operates as a business unit of Abbott and is subject to Abbott's internal controls and procedures adopted pursuant to the requirements of Section 404 of the Sarbanes-Oxley Act of 2002. Following the consummation of the Transaction, New Mylan will need to timely and effectively implement its own internal controls and procedures over the Business necessary for New Mylan to satisfy the requirements of Section 404, including the requirements to provide an annual management assessment of the effectiveness of internal controls over financial reporting and a report by New Mylan's independent registered public accounting firm addressing these assessments. New Mylan intends, to the extent necessary, to take appropriate measures to establish or implement an internal control environment at the Business so that New Mylan meets the requirements of Section 404 of the Sarbanes-Oxley Act of 2002. However, it is possible that New Mylan may experience delays in implementing or be unable to implement the required internal financial reporting controls and procedures with respect to the Business. In addition, in connection with the attestation process required under the Sarbanes-Oxley Act of 2002 by New Mylan's independent registered public accounting firm, New Mylan may encounter problems or delays in completing the implementation of any requested improvements or receiving a favorable attestation. If New Mylan cannot favorably assess the effectiveness of its internal controls over financial reporting, or if New Mylan's independent registered public accounting firm is unable to provide an unqualified attestation report, there could be a material adverse effect on New Mylan's business, financial condition, results of operations, cash flows, and/or share price.

NEW MYLAN WILL INCUR DIRECT AND INDIRECT COSTS AS A RESULT OF THE TRANSACTION.

New Mylan will incur costs and expenses in connection with and as a result of the Transaction. Certain costs, including the costs associated with the consummation of an inversion transaction, are not readily ascertainable and are difficult to quantify and determine. These costs and expenses include professional fees associated with complying with Dutch corporate law and financial reporting requirements, professional fees associated with complying with the tax laws of the United Kingdom, and costs and expenses incurred in connection with holding a majority of the meetings of the New Mylan Board and certain executive management meetings in the United Kingdom, as well as any additional costs New Mylan may incur going forward as a result of its new corporate structure. These costs may materially exceed the costs historically borne by Mylan and the Business, which could have a material adverse effect on New Mylan's business, financial condition, results of operations, cash flows, and/or share price.

Risks Related to the New Mylan Ordinary Shares

SALES OR HEDGING ARRANGEMENTS INVOLVING NEW MYLAN ORDINARY SHARES AFTER THE TRANSACTION MAY NEGATIVELY AFFECT THE MARKET PRICE OF NEW MYLAN ORDINARY SHARES.

The New Mylan ordinary shares issued to Abbott in the Transaction will generally be eligible for immediate resale. Abbott will also be permitted to enter into certain hedging arrangements with respect to the New Mylan ordinary shares issued to Abbott's affiliates in the Transaction. See *"Other Related Agreements—Shareholder Agreement"* beginning on page 115 of this proxy statement/prospectus. The market price of New Mylan ordinary shares could decline as a result of sales or hedging arrangements involving a large number of New Mylan ordinary shares after the consummation of the Transaction or the perception that these sales or hedging arrangements could occur. These sales or hedging arrangements, or the possibility that these sales or hedging arrangements may occur, also might make it more difficult for New Mylan to obtain additional capital by selling equity securities in the future at a time and at a price that New Mylan deems appropriate.

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After closing, the Business will have certain obligations to provide transition services to Abbott and to manufacture and supply products to Abbott, as described in "Other Related Agreements—Transition Services Agreement" beginning on page 117 of this proxy statement/prospectus and "Other Related Agreements—Manufacturing and Supply Agreements" beginning on page 116 of this proxy statement/prospectus. Accordingly, the Business may need to allocate resources to provide transition services or manufacturing capacity to Abbott in lieu of supplying products for the Business, which could have a negative impact on the Business.

In addition, Abbott or one of its affiliates will continue to own registrations, including marketing authorizations, for certain products of the Business in certain jurisdictions, and disagreements could arise regarding Abbott's or the Business's use of such registrations in the territory allocated to each party.

The risks related to the foregoing relationships between the Business and Abbott could be exacerbated if Abbott fails to perform under the Business Transfer Agreement and related agreements or the Business fails to have necessary systems and services in place when the obligations under the Business Transfer Agreement and related agreements expire, and such risks could have a negative impact on the Business's business, financial condition, results of operations, and/or cash flows.

Risks Related to the Transaction

MYLAN AND ABBOTT MUST OBTAIN REQUIRED APPROVALS AND CONSENTS TO CONSUMMATE THE TRANSACTION, WHICH, IF DELAYED OR NOT GRANTED, MAY JEOPARDIZE OR DELAY THE CONSUMMATION OF THE TRANSACTION, RESULT IN ADDITIONAL EXPENDITURES OF MONEY AND RESOURCES, AND/OR REDUCE THE ANTICIPATED BENEFITS OF THE TRANSACTION.

The Transaction is subject to customary closing conditions. These closing conditions include, among others, the approval by the Mylan shareholders of the Business Transfer Agreement, the effectiveness of New Mylan's registration statement, the receipt of the relevant approvals under the antitrust and competition laws of certain countries under which filings or approvals are required, the substantial completion of the Reorganization and the receipt of certain third-party consents.

The governmental agencies from which the parties will seek certain of these approvals have broad discretion in administering the governing regulations. As a condition to their approval of the Transaction, agencies may impose requirements, limitations, or costs or require divestitures or place restrictions on the conduct of New Mylan's businesses after closing. These requirements, limitations, costs, divestitures, or restrictions could delay the consummation of the Transaction or may reduce the anticipated benefits of the Transaction. Further, no assurance can be given that the required approval by the Mylan shareholders will be obtained or that the required closing conditions will be satisfied, and, if all required consents and approvals are obtained and the closing conditions are satisfied, no assurance can be given as to the terms, conditions, and timing of the consents and approvals. Pursuant to the Business Transfer Agreement, Mylan is generally required to commit to take, and take, any and all steps necessary to avoid or eliminate impediments or objections, if any, that may be asserted by governmental agencies from which the parties seek approvals, including any divestitures needed to obtain any antitrust or competition approvals. If Mylan agrees to any material requirements, limitations, costs, divestitures, or restrictions in order to obtain any approvals required to consummate the Transaction, these requirements, limitations, costs, divestitures or restrictions could adversely affect New Mylan's ability to integrate Mylan's operations with the Business or reduce the anticipated benefits of the Transaction. This could delay the consummation of the Transaction or have a material adverse effect on New Mylan's business, financial condition, results of operations, cash flows, and/or share price.

ANY CHANGES TO THE TAX LAWS MAY JEOPARDIZE OR DELAY THE TRANSACTION.

Each of Mylan's and Abbott's respective obligations to consummate the Transaction is subject to a condition that there shall have been no change in applicable law (whether or not such change in law is yet effective) with respect to Section 7874 of the Code (or any other U.S. tax law), or certain official interpretations

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thereof, that will, in the opinion of nationally recognized U.S. tax counsel, cause New Mylan to be treated as a U.S. domestic corporation for U.S. federal income tax purposes, and there shall have been no bill that would implement such a change which has been passed in identical (or substantially identical such that a conference committee is not required prior to submission of such legislation for the President of the United States' approval or veto) form by both the U.S. House of Representatives and the U.S. Senate and for which the time period for the President of the United States to sign or veto such bill has not yet elapsed. In the event a party wishes to invoke this condition (referred to in this proxy statement/prospectus as the 7874 condition), the invoking party will solicit the opinion described above of nationally recognized U.S. tax counsel. In the event the 7874 condition is not satisfied, each party will determine, based on the facts and circumstances existing at the applicable time, whether to invoke the 7874 condition and not consummate the Transaction or waive the 7874 condition and consummate the Transaction (assuming the other closing conditions are satisfied or waived). Accordingly, any changes to such laws or regulations could jeopardize or delay the Transaction and/or have a material adverse effect on New Mylan's business, financial condition, results of operations, cash flows, and/or share price.

FAILURE TO CONSUMMATE THE TRANSACTION COULD HAVE A MATERIAL ADVERSE EFFECT ON MYLAN'S BUSINESS, FINANCIAL CONDITION, RESULTS OF OPERATIONS, CASH FLOWS, AND/OR SHARE PRICE.

Mylan will incur significant transaction costs relating to the Transaction, including legal, accounting, financial advisory, regulatory, and other expenses. In general, these expenses are payable by Mylan whether or not the Transaction is completed. In addition, if the Business Transfer Agreement is terminated in certain circumstances, including in the event that certain regulatory approvals are not obtained, approval of the Mylan shareholders is not obtained, or the Mylan Board withdraws its recommendation of the Transaction or approves or recommends an alternative acquisition proposal for Mylan, Mylan will be required, at Abbott's option, to reimburse up to $100,000,000 of Abbott's costs and expenses incurred in connection with the Transaction (including certain restructuring-related taxes). Depending on the amount, the payment of any of these costs could have a material adverse effect on Mylan's business, financial condition, results of operations, cash flows, and/or share price.

UNTIL CONSUMMATION OF THE TRANSACTION AND FOR A CERTAIN PERIOD AFTER CONSUMMATION OF THE TRANSACTION, MYLAN AND NEW MYLAN MAY NOT BE PERMITTED TO ENTER INTO CERTAIN TRANSACTIONS THAT MIGHT OTHERWISE BE BENEFICIAL TO THE SHAREHOLDERS OF MYLAN AND NEW MYLAN, RESPECTIVELY.

Until the consummation of the Transaction or the termination of the Business Transfer Agreement in accordance with its terms, Mylan is prohibited, without the consent of Abbott, from making any acquisition that would be reasonably likely to delay the Transaction in any material respect and from issuing any securities or other equity rights, other than issuances of shares of Mylan common stock in connection with the exercise of outstanding equity rights. In addition, for at least 90 days after closing, New Mylan may not, without the consent of Abbott, issue, or agree to issue, any securities or equity rights, other than issuances of New Mylan ordinary shares in connection with the exercise of outstanding equity rights. The foregoing prohibitions could have the effect of delaying other strategic transactions and may, in some cases, make it impossible to pursue other strategic transactions that are available only for a limited time.

THE BUSINESS RELATIONSHIPS OF MYLAN AND THE BUSINESS, INCLUDING CUSTOMER RELATIONSHIPS, MAY BE SUBJECT TO DISRUPTION DUE TO UNCERTAINTY ASSOCIATED WITH THE TRANSACTION.

Parties with which Mylan and the Business currently do business or may do business in the future, including customers and suppliers, may experience uncertainty associated with the Transaction, including with respect to current or future business relationships with Mylan, the Business, or New Mylan. As a result, the business relationships of Mylan and the Business may be subject to disruptions if customers, suppliers, and others attempt

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to negotiate changes in existing business relationships or consider entering into business relationships with parties other than Mylan or the Business. For example, certain customers and collaborators have contractual consent rights or termination rights that may be triggered by a change of control or assignment of the rights and obligations of contracts that will be transferred in the Transaction. In addition, the contract manufacturing business of New Mylan could be impaired if existing or potential customers of Mylan or the Business determine not to continue or initiate contract manufacturing relationships with New Mylan. These disruptions could have a material adverse effect on the business, financial condition, results of operations, cash flows, and/or share price of Mylan or New Mylan or a material adverse effect on the business, financial condition, results of operations, and/or cash flows of the Business. The effect of such disruptions could be exacerbated by a delay in the consummation of the Transaction or the termination of the Business Transfer Agreement.

IF COUNTERPARTIES TO CERTAIN AGREEMENTS WITH MYLAN OR THE BUSINESS DO NOT CONSENT TO THE TRANSACTION, CHANGE-OF-CONTROL RIGHTS UNDER THOSE AGREEMENTS MAY BE TRIGGERED AS A RESULT OF THE TRANSACTION, WHICH COULD CAUSE NEW MYLAN TO LOSE THE BENEFIT OF SUCH AGREEMENTS AND INCUR MATERIAL LIABILITIES OR REPLACEMENT COSTS.

Mylan and the Business are parties to agreements (including certain agreements with AbbVie Inc.) that contain change-of-control, anti-assignment, or certain other provisions that will be triggered as a result of the Transaction. If the counterparties to these agreements do not consent to the Transaction, the counterparties may have the ability to exercise certain rights (including termination rights), resulting in Mylan or the Business incurring liabilities as a consequence of breaching such agreements, or causing New Mylan to lose the benefit of such agreements or incur costs in seeking replacement agreements.

LOSS OF KEY PERSONNEL COULD LEAD TO LOSS OF CUSTOMERS, BUSINESS DISRUPTION, AND A DECLINE IN REVENUES, ADVERSELY AFFECT THE PROGRESS OF PIPELINE PRODUCTS, OR OTHERWISE ADVERSELY AFFECT THE OPERATIONS OF MYLAN, THE BUSINESS, AND NEW MYLAN.

Current and prospective employees of Mylan and the Business might experience uncertainty about their future roles with New Mylan following the consummation of the Transaction, which might adversely affect Mylan's, the Business's, and New Mylan's ability to retain key managers and other employees. Competition for qualified personnel in the pharmaceutical industry is very intense. The success of New Mylan after the consummation of the Transaction will depend, in part, upon its ability to retain key employees. Mylan or the Business may lose key personnel or New Mylan may be unable to attract, retain, and motivate qualified individuals or the associated costs to New Mylan may increase significantly, which could have a material adverse effect on the business, financial condition, results of operations, cash flows, and/or share price of Mylan or New Mylan or a material adverse effect on the business, financial condition, results of operations, and/or cash flows of the Business.

MYLAN MAY WAIVE ONE OR MORE OF THE CONDITIONS TO THE TRANSACTION WITHOUT RE-SOLICITING MYLAN SHAREHOLDER APPROVAL.

Mylan may determine to waive, in whole or in part, one or more of the conditions to its obligation to complete the Transaction, to the extent permitted by applicable laws. The Mylan Board will evaluate the materiality of any such waiver and its effect on the Mylan shareholders in light of the facts and circumstances at the time to determine whether amendment of this proxy statement/prospectus and re-solicitation of proxies is required or warranted. In some cases, if the Mylan Board determines that such a waiver is warranted but that such waiver or its effect on the Mylan shareholders is not sufficiently material to warrant re-solicitation of proxies, Mylan has the discretion to consummate the Transaction without seeking further Mylan shareholder approval. Any determination whether to waive any condition to the Transaction or as to re-soliciting Mylan shareholder approval or amending this proxy statement/prospectus as a result of a waiver will be made by the Mylan Board at the time of such waiver based on the facts and circumstances as they exist at that time.

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Mylan shareholders are urged to review "The Business of Mylan," "Management's Discussion and Analysis of Financial Condition and Results of Operations of the Business," and "The Business" beginning on pages 121, 136, and 122, respectively, for a description of the historical results of operations, financial condition, and capital resources of Mylan and the Business.

Unaudited Financial Projections of the Business (Pre-Synergies)

	2014	2015	2016	2017	2018	2019
Total Revenue	$1,910	$1,815	$1,746	$1,726	$1,628	$1,527
Adjusted EBITDA	$ 671	$ 644	$ 619	$ 571	$ 535	$ 496
Free Cash Flows	*	$ 490	$ 495	$ 444	$ 446	$ 414

* Not calculated

Unaudited Financial Projections of the Business (Synergized)

	2014	2015	2016	2017	2018	2019
Total Revenue	$1,910	$1,815	$1,746	$1,826	$1,828	$1,827
Adjusted EBITDA	$ 701	$ 674	$ 694	$ 741	$ 775	$ 756
Free Cash Flows (Operational Only)	*	$ 392	$ 433	$ 583	$ 642	$ 627
Free Cash Flows (Operational and Tax)	*	$ 462	$ 503	$ 653	$ 712	$ 697

* Not calculated

Adjusted EBITDA and Free Cash Flows are financial measures that differ from what is reported under U.S. GAAP. For more information, see "Non-GAAP Financial Measures" beginning on page 187 of this proxy statement/prospectus.

Interests of Certain Persons in the Transaction

Overview

In considering the recommendation of the Mylan Board, you should be aware that, similar to other transactions of this type, certain directors and executive officers of Mylan may be deemed to have interests in the Transaction that may be different from, or in addition to, the interests of the Mylan shareholders generally. These interests are described in more detail and quantified below. The Mylan Board was aware of these interests and considered them when it evaluated, negotiated, and approved the Business Transfer Agreement and the Transaction and in making its recommendations to the Mylan shareholders.

The Transaction has certain implications described in more detail below under Mylan's compensation plans and programs and individual arrangements with certain employees (including the executive officers) and also implicates the Transaction-Related Excise Tax. The Mylan Board carefully considered the appropriate manner in which to treat the individual arrangements and equity-based awards of the directors and executive officers in connection with the Transaction and determined that the overall treatment described below serves to (i) minimize cost to Mylan, (ii) maintain proper incentives for the affected individuals to remain with New Mylan and to continue achieving exceptional operating performance, long-term financial objectives, and the creation of shareholder value as they have consistently done in the past, and (iii) ensure that the directors and executive officers of Mylan do not bear the burden of the Transaction-Related Excise Tax, which does not apply to other Mylan shareholders and would deprive them of a substantial portion of the value of the equity-based awards that they hold, when they were critically important to Mylan's past success and in negotiating this transformative opportunity for Mylan and will continue to be critically important to its successful implementation and execution, and our future strategy and performance.

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Individual Arrangements with Executive Officers

Coury Employment Agreement

The Coury Employment Agreement provides, among other things, that if Mr. Coury terminates his employment with Mylan for "good reason" (as defined in the Coury Employment Agreement), he would become entitled to severance and other benefits (including, among other things, a $20 million performance incentive bonus granted thereunder). As a result of the Transaction, Mr. Coury potentially could terminate his employment for good reason. The Mylan Board determined, however, that given the unique terms and structure of the Transaction, among other factors, it was advisable and in the best interests of Mylan to clarify the effect of the Transaction and seek a one-time waiver acknowledging that Mr. Coury does not have good reason to terminate his employment with Mylan as a result of the Transaction, and Mylan has received such waiver from Mr. Coury.

Transition and Succession Agreements

Each of Mylan's current executive officers, among other employees, is party to a Transition and Succession Agreement with Mylan. The Transition and Succession Agreements each provide that, other than in the case of Mr. Coury, if the executive's employment is terminated other than for "cause" (including death or disability) or if the executive terminates his or her employment for "good reason" (each, as defined in the Transition and Succession Agreements), in each case prior to a change in control under certain circumstances (such as in the event the termination arose in connection with the change in control) or within two years following the occurrence of a change in control, the executive would become entitled to certain cash payments and other benefits.

The Transaction potentially constitutes a change in control under the Transition and Succession Agreements, and, in such case, each of Mylan's executive officers, other than Mr. Coury, would be entitled to the compensation and benefits described above upon a qualifying termination following, or, under certain circumstances, prior to, the closing. The Mylan Board determined, however, that given the unique terms and structure of the Transaction, among other factors, it was advisable and in the best interests of Mylan to clarify the effect of the Transaction and seek one-time waivers acknowledging that the Transaction does not constitute a change in control for purposes of the Transition and Succession Agreements, and Mylan has received such waivers from each of the relevant executive officers. Accordingly, the Transaction does not trigger, and Mylan's executive officers will not be entitled to, enhanced severance payments or benefits under the Transition and Succession Agreements as a result of the Transaction.

Retirement Benefit Agreements

Each of Mylan's current named executive officers is also party to a Retirement Benefit Agreement with Mylan that provides for certain lump-sum payments upon a termination of employment following the executive's completion of ten or more years of service with Mylan. Mr. Coury is fully vested in his benefit under his Retirement Benefit Agreement. Each of Ms. Bresch and Messrs. Malik and Sheehan would be entitled to accelerated vesting of such benefit upon a change in control, and would no longer be bound by certain post-termination consulting obligations following termination. The Transaction potentially constitutes a change in control under the Retirement Benefit Agreements. The Mylan Board determined, however, that that given the unique terms and structure of the Transaction, among other factors, it was advisable and in the best interests of Mylan to clarify the effect of the Transaction and seek one-time waivers from each of Ms. Bresch and Messrs. Malik and Sheehan acknowledging that the Transaction does not constitute a change in control for purposes of the Retirement Benefit Agreements, and Mylan has received such waivers from each of them. Accordingly, the Transaction does not trigger, and Ms. Bresch and Messrs. Malik and Sheehan will not be entitled to, accelerated vesting or other benefits under the Retirement Benefit Agreements as a result of the Transaction.

Treatment of Certain Equity-Based Awards

Section 4985 of the Code imposes the Transaction-Related Excise Tax (15% in 2014) on the value of certain equity-based compensation held at any time during the six months before and six months after the closing of

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certain inversion transactions by individuals who were and/or are directors or executive officers of the parties to the transactions and subject to the reporting requirements of Section 16 of the Securities Exchange Act of 1934, as amended, during the same period. The Transaction-Related Excise Tax applies to all payments (or rights to payment) granted to such persons by the party to the transaction to which the individual provides services and its affiliates in connection with the performance of such services if the value of such payment or right is based on (or determined by reference to) the value (or change in value) of stock in the applicable entity or its affiliates (excluding ISOs and holdings in tax-qualified plans), which would include any outstanding (i) unexercised vested or unvested nonqualified stock options or stock appreciation rights, (ii) unvested restricted stock awards, (iii) unvested restricted stock units and performance-based restricted stock units, and (iv) other equity compensation, in each case, held by such directors and executive officers during this twelve-month period. However, the Transaction-Related Excise Tax does not apply to (i) any stock option or stock appreciation right that is exercised prior to the closing of the inversion transaction if income is recognized under Section 83 of the Code on or before such date with respect to the shares acquired as a result of such exercise and (ii) any other specified equity-based compensation that is exercised, sold, exchanged, distributed, cashed-out, or otherwise paid prior to the closing in a transaction in which income, gain, or loss is recognized in full.

The Mylan Board carefully reviewed the two approaches taken by other issuers in similar transactions with respect to the Transaction-Related Excise Tax: (i) accelerating the vesting of equity-based awards such that stock options may be exercised, and other equity-based awards are settled, prior to the transaction so that the Transaction-Related Excise Tax does not apply to them or (ii) providing directors and executive officers with a tax reimbursement payment for the cost of the Transaction-Related Excise Tax. After such review, the Mylan Board determined that neither approach alone would accomplish the objectives noted above and be in the interests of Mylan. In particular, the Mylan Board determined that, given the unique terms and structure of the Transaction, it would be an inefficient use of shareholder resources to provide the directors and executive officers with a tax reimbursement payment covering all outstanding equity-based awards, especially when some of the covered awards are vested or would vest in the ordinary course in a relatively short period following the Transaction. As a result, the Mylan Board determined to utilize a hybrid of these two approaches that takes into account a variety of factors, including the purpose of the types of equity-based awards held by the directors and executive officers and the remaining vesting period of the applicable awards.

Ordinary Course Annual Equity-Based Awards Other than Stock Options Granted in 2014

The Mylan Board has determined that the vesting of all unvested stock options, restricted stock units and performance-based restricted stock units granted to directors and executive officers as part of Mylan's ordinary course annual equity compensation program, other than ISOs (which are not subject to the Transaction-Related Excise Tax) and the stock options granted in 2014 (because of their recent grant and, therefore, strong incentive for retention and shareholder value creation), will be accelerated prior to the closing. The Mylan Board believes that this approach is advisable and in the best interests of Mylan because it avoids the expense to Mylan of providing a tax reimbursement payment for the Transaction-Related Excise Tax with respect to these awards, which the Mylan Board believes the directors and executive officers would likely have eventually received even absent the Transaction given Mylan's expected future performance.

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The estimated values of the ordinary course unvested equity-based awards held by the directors and executive officers of Mylan that will be accelerated prior to the closing are set forth in the table below. The values shown below assume (i) a date of March 31, 2015, the end of the quarter in which we expect the closing to occur, (ii) that no additional equity-based awards will be granted between the date of this proxy statement/prospectus and such date, and (iii) a Mylan share price of $51.70, the average closing market price of Mylan's common shares over the five business days following the public announcement of the Transaction. The value of each unvested stock option is calculated as the difference between (i) $51.70 and (ii) its exercise price. The actual values of the accelerated equity-based awards will be calculated based on the value of the outstanding and unvested equity-based awards as of the date of acceleration and the closing price of Mylan's shares on such date.

Name	Equity-Based Awards(1)	
Executive Officers		
Robert J. Coury	$	10,693,599
Heather Bresch	$	10,509,817
Rajiv Malik	$	6,047,321
John D. Sheehan, C.P.A.	$	3,170,930
Harry Korman(2)	$	—
Anthony Mauro	$	2,058,949
Directors		
Wendy Cameron	$	186,585
Hon. Robert J. Cindrich	$	186,585
JoEllen Lyons Dillon	$	186,585
Neil Dimick, C.P.A.	$	186,585
Melina Higgins	$	186,585
Douglas J. Leech, C.P.A.	$	186,585
Joseph C. Maroon, M.D.	$	186,585
Mark W. Parrish	$	186,585
Rodney L. Piatt, C.P.A.	$	186,585
Randall L. (Pete) Vanderveen, Ph.D., R.Ph	$	186,585

(1) Reflects the value of the accelerated vesting of the ordinary course annual equity-based awards held by Mylan's directors and executive officers, other than ISOs and stock options granted in 2014. The accelerated restricted stock units held by non-executive directors would vest absent the Transaction on April 11, 2015, approximately two weeks following the end of the quarter in which we expect the closing to occur.

(2) Mr. Korman retired from Mylan effective July 1, 2014, and is not expected to be subject to the Transaction-Related Excise Tax.

One-Time Special Performance-Based Program and 2014 Stock Option Grants

As discussed in detail in Mylan's Proxy Statement for the 2014 Annual Meeting of Mylan Shareholders, in March 2014, the Mylan Board granted awards under the One-Time Special Performance-Based Program to retain and further align more than 100 key employees with long-term shareholder interests and further motivate them to achieve Mylan's ambitious goals of achieving at least $6.00 of adjusted diluted EPS by the end of 2018 and deliver significant additional shareholder value over that period. The awards granted pursuant to the One-Time Special Performance-Based Program provide for the possibility of accelerated vesting upon a change in control, and the Transaction constitutes a potential change in control under the terms of such awards. Due to the critical role of these awards in driving Mylan toward its goal of achieving at least $6.00 of adjusted diluted EPS by the end of 2018, the Mylan Board determined that it was advisable and in the best interests of Mylan to seek waivers of the accelerated vesting of such awards, and Mylan has received such a waiver from each of the relevant participants. Accordingly, the vesting of these awards held by executive officers will not be accelerated in connection with the Transaction. In addition, because of their recent grant and, therefore, strong incentive for retention and shareholder value creation, the vesting of stock options granted in 2014 will not be accelerated in connection with the Transaction. Instead, the Mylan Board has determined that the directors and executive officers will be entitled to a tax reimbursement payment from Mylan or New Mylan with respect to the Transaction-Related Excise Tax imposed on awards granted under the One-Time Special Performance-Based Program and the stock options granted in 2014, so that, on a net after-tax basis, they will be in the same position as if the Transaction-Related Excise Tax had not been imposed. These amounts would be paid following the closing, which is subject to, among other things, approval of the Business Transfer Agreement by the Mylan shareholders. The actual amounts due will be determinable following the closing. The Mylan Board believes that the exceptional and unique nature of this program and the strong incentives inherent in the stock options granted in 2014 warrant the limited cost of the tax reimbursement payment, particularly when viewed in relation to both the anticipated benefits of the Transaction and, with respect to the awards under the One-Time Special Performance-Based Program, the shareholder value that is expected to be created if the goal of achieving adjusted diluted EPS of at least $6.00 by the end of 2018 is achieved. **Payment of the excise tax plus tax reimbursement will result in no unique benefit to the directors and executive officers but is intended only to place them in the same position as other equity-based award holders after the Transaction.**

It is anticipated that the Mylan directors and executive officers will exercise most or all of their stock options (except for ISOs and stock options granted in 2014) prior to the Transaction in order to avoid the application of the Transaction-Related Excise Tax and will also sell some or all of the shares underlying the stock options that were vested as of November 4, 2014 to mitigate the tax and other costs imposed on them from such exercise and the Transaction.

No Mylan director or executive officer will receive a tax reimbursement payment for any taxes imposed on the exchange of shares of Mylan common stock held by such director or executive officer for New Mylan ordinary shares or any Transaction-Related Excise Tax imposed on stock options granted prior to 2014 that such director or executive officer is able to but chooses not to exercise prior to the consummation of the Transaction.

The estimated costs of the tax reimbursement payments with respect to the awards under the One-Time Special Performance-Based Program and 2014 stock option grants are set forth in the table below. In addition, the cost of the tax reimbursement shown for Mr. Malik includes the estimated cost of providing him with a tax equalization payment pursuant to his employment agreement for the incremental income taxes he will incur with respect to the exercise and settlement of his equity-based awards described above as a result of his expatriate assignment from India to the United States. This tax equalization payment does not represent cash received by Mr. Malik, but rather is paid by Mylan to the appropriate taxing authorities. The costs shown below assume (i) a date of March 31, 2015, the end of the quarter in which we expect the closing to occur, (ii) that no additional equity-based awards will be granted between the date of this proxy statement/prospectus and such date, (iii) a fair value of $9.13 per stock appreciation right granted under the One-Time Special Performance-Based Program, (iv) a fair value of $14.85 per stock option granted to executive officers in 2014 and a fair value of $18.10 per stock option granted to directors in 2014, (v) a 15% Transaction-Related Excise Tax rate, (vi) a combined U.S. federal, state, and local tax rate of 46.02%, and (vii) an Indian tax rate of 33.99% (including applicable surcharges). The actual cost of the tax reimbursement payments that will be made will be calculated following the closing date of the Transaction.

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Name		Tax Reimbursement
Executive Officers		
Robert J. Coury	$	3,839,899
Heather Bresch	$	5,282,654
Rajiv Malik	$	9,455,772
John D. Sheehan, C.P.A.	$	970,000
Harry Korman(1)	$	—
Anthony Mauro	$	953,619
Directors		
Wendy Cameron	$	20,714
Hon. Robert J. Cindrich	$	20,714
JoEllen Lyons Dillon	$	20,714
Neil Dimick, C.P.A.	$	20,714
Melina Higgins	$	20,714
Douglas J. Leech, C.P.A.	$	20,714
Joseph C. Maroon, M.D.	$	20,714
Mark W. Parrish	$	20,714
Rodney L. Piatt, C.P.A.	$	20,714
Randall L. (Pete) Vanderveen, Ph.D., R.Ph	$	20,714

(1) Mr. Korman retired from Mylan effective July 1, 2014, and is not expected to be subject to the Transaction-Related Excise Tax.

Indemnification of Directors and Officers

The Mylan Bylaws provide that each person who is or was serving as a director or officer of Mylan, or any person who is or was serving at the request of Mylan as a director, officer, employee, or agent of another corporation or of a partnership, joint venture, trust, or other enterprise, shall be entitled to indemnification as and to the fullest extent permitted by law, including the PBCL or any successor statutory provision, as from time to time amended. The Mylan Bylaws also limit the personal liability of the directors to the fullest extent permitted by the PBCL. The Mylan Bylaws provide that Mylan may maintain an insurance policy which insures Mylan and any directors, officers, or other persons serving at the request of Mylan as described in this paragraph against certain liabilities which might be incurred in connection with the performance of their duties.

In addition, Mylan has indemnification agreements with its directors and contractual indemnification obligations to certain of its officers, which provide that Mylan will indemnify such persons against any and all expenses, liabilities, and losses incurred by such person in connection with any threatened, pending, or completed claim, action, suit, proceeding, or investigation (provided generally that any such claim, action, suit, proceeding, or investigation initiated by the indemnitee was authorized by the Mylan Board) to which such person was or is a party, or is threatened to be made a party, because such person is or was a director or officer of Mylan or of any of its subsidiaries, or served at the request of Mylan as a director, officer, trustee, employee, or agent of another entity.

In order to continue to retain and attract highly experienced and capable persons to serve as directors and officers of New Mylan, the New Mylan Articles provide that, to the fullest extent permitted by Dutch or other applicable law, New Mylan will indemnify any director or officer who was or is in his or her capacity as director or officer a party or is threatened to be made a party to or is otherwise involved in any action, suit, or proceeding, whether civil, criminal, administrative, or investigative (whether brought by or in the name of New Mylan or otherwise) against all expense, liability, and loss reasonably incurred or suffered by such director or officer in connection with such action, suit, or proceeding.

In addition, it is expected that indemnification agreements, similar to those currently in place between Mylan and its directors and officers, will be entered into by New Mylan and its directors and officers to provide for comparable indemnification rights to the fullest extent permitted under Dutch law.

Golden Parachute Compensation

The table below shows the compensation that is based on or otherwise relates to the Transaction and that is potentially payable to Mylan's named executive officers identified in Mylan's most recent Proxy Statement for the 2014 Annual Meeting of Mylan Shareholders (i.e., principal executive officer, principal financial officer and the three other most highly compensated executive officers as determined for Mylan's most recent annual proxy statement), as required by Item 402(t) of Regulation S-K, assuming a date of March 31, 2015, the end of the quarter in which we expect the closing to occur.

Mylan shareholders are being asked to approve, on a non-binding advisory basis, specified compensatory arrangements between Mylan and its named executive officers relating to the Transaction (see "Proposal 2: Non-Binding Advisory Vote on Specified Compensatory Arrangements with Named Executive Officers of Mylan" beginning on page 119 of this proxy statement/prospectus). Because the vote to approve such compensation is advisory only, it will not be binding on Mylan. Accordingly, if the Business Transfer Agreement is approved by the Mylan shareholders and the Transaction is completed, the compensation will be payable regardless of the outcome of the vote to approve such compensation.

Name	Equity-Based Awards(1)	Tax Reimbursement(2)	Total
Robert J. Coury	$ 10,693,599	$ 3,839,899	$14,533,498
Heather Bresch	$ 10,509,817	$ 5,282,654	$15,792,471
Rajiv Malik	$ 6,047,321	$ 9,455,772	$15,503,093
John D. Sheehan, C.P.A.	$ 3,170,930	$ 970,000	$ 4,140,930
Harry Korman(3)	$ —	$ —	$ —

(1) Reflect the value of the accelerated vesting of the ordinary course annual equity-based awards held by Mylan's executive officers (other than ISOs and stock options granted in 2014). The acceleration of these equity awards is deemed to be "single-trigger" because it will occur prior to the closing and is not conditioned upon a termination or a resignation of service. The values shown above assume (i) that no additional equity-based awards will be granted between the date of this proxy statement/prospectus and March 31, 2015, the end of the quarter in which we expect the closing to occur, and (ii) a Mylan share price of $51.70, the average closing market price of Mylan's common shares over the five business days following the public announcement of the Transaction.

(2) Reflect the estimated costs of the tax reimbursement payments with respect to the awards under the One-Time Special Performance-Based Program and stock options granted in 2014. In addition, the cost of the tax reimbursement shown for Mr. Malik includes the estimated cost of providing him with a tax equalization payment pursuant to his employment agreement for the incremental income taxes he will incur with respect to the exercise and settlement of his equity-based awards described above as a result of his expatriate assignment from India to the United States. This tax equalization payment does not represent cash received by Mr. Malik, but rather is paid by Mylan to the appropriate taxing authorities. The tax reimbursement payments are deemed to be "single-trigger" because they will be paid immediately following the closing and are not conditioned upon a termination or a resignation of service. The values shown above assume (i) a date of March 31, 2015, the end of the quarter in which we expect the closing to occur, (ii) that no additional equity-based awards will be granted between the date of this proxy statement/prospectus and such date, (iii) a fair value of $9.13 per stock appreciation right granted under the One-Time Special Performance-Based Program, (iv) a fair value of $14.85 per stock option granted to executive officers in 2014 and a fair value of $18.10 per stock option granted to directors in 2014, (v) a 15% Transaction-Related Excise Tax rate, (vi) a combined U.S. federal, state, and local tax rate of 46.02%, and (vii) an Indian tax rate of 33.99% (including applicable surcharges). The actual cost of the tax reimbursement payments that will be made will be calculated following the closing date of the Transaction.

(3) Mr. Korman retired from Mylan effective July 1, 2014, and is not expected to be subject to the Transaction-Related Excise Tax.

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U.S. Federal Income Tax Considerations

Scope of Discussion

The discussion below is based upon the existing provisions of the Code, applicable U.S. Treasury Regulations, judicial authority, administrative rulings effective as of the date hereof, and the income tax treaty between the United Kingdom and the United States ("Tax Treaty"). These laws and authorities are subject to change, possibly with retroactive effect. Any such change could produce tax consequences to Mylan, New Mylan, and the holders of Mylan common stock and New Mylan ordinary shares that are different than those described herein. The discussion below does not address any state, local or foreign tax consequences or any U.S. federal tax consequences other than U.S. federal income tax consequences (such as estate and gift tax consequences or U.S. Medicare contribution tax consequences that may be applicable to a holder).

The discussion below is limited to U.S. Holders and non-U.S. Holders, in each case, who hold shares of Mylan common stock or New Mylan ordinary shares as capital assets within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion is only a summary of the material U.S. federal income tax consequences of the Transaction and does not purport to be a complete analysis or listing of all of the potential tax effects relevant to a decision on whether to approve the Business Transfer Agreement. In particular, the tax treatment of holders will vary depending upon their particular situations and, except as otherwise noted, this discussion does not deal with all U.S. federal income tax considerations that may be relevant to particular holders in light of their particular circumstances, such as holders who are dealers in securities, who are subject to the alternative minimum tax provisions of the Code, that are banks, financial institutions, insurance companies, or tax-exempt entities, who own, directly, indirectly or constructively, 10% or more of the outstanding Mylan common stock or New Mylan ordinary shares, who do not hold their Mylan common stock or their New Mylan ordinary shares as a capital asset, who acquired their Mylan common stock in connection with stock option or stock purchase plans or in other compensatory transactions, who hold Mylan common stock or New Mylan ordinary shares as part of an integrated investment (including a "straddle") comprised of Mylan common stock or New Mylan ordinary shares, as the case may be, and one or more other positions, or who may hold Mylan common stock or New Mylan ordinary shares subject to the constructive sale provisions of Section 1259 of the Code.

If a partnership (or an entity treated as a partnership for U.S. federal income tax purposes) holds shares of Mylan common stock or New Mylan ordinary shares, the tax treatment of a partner generally will depend on the status of the partner and on the activities of the partnership. Partners of partnerships holding Mylan common stock or New Mylan ordinary shares should consult their own tax advisors.

For purposes of this discussion, a "U.S. Holder" is a beneficial owner of Mylan common stock or New Mylan ordinary shares that is, for U.S. federal income tax purposes, (i) an individual who is a citizen or resident of the United States, (ii) a U.S. corporation or an entity taxable as a U.S. corporation, (iii) an estate whose income is subject to U.S. federal income tax regardless of its source, or (iv) a trust if (x) a U.S. court can exercise primary supervision over the trust's administration and (y) one or more U.S. persons are authorized to control all substantial decisions of the trust.

For purposes of this discussion, a "non-U.S. Holder" is a beneficial owner of Mylan common stock or New Mylan ordinary shares that is not a U.S. Holder or a partnership (or an entity treated as a partnership for U.S. federal income tax purposes).

Mylan and New Mylan have not requested and do not intend to request a ruling from the IRS with respect to the Transaction. It is possible that the IRS may take positions concerning the tax consequences of the Transaction that are different than those stated below, and such positions could be sustained.

Tax Consequences of the Transaction to Mylan and New Mylan

Neither Mylan nor New Mylan will recognize gain or loss in the Transaction.

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The U.S. Anti-Inversion Rules

New Mylan is incorporated in the Netherlands. Generally, corporations incorporated outside of the United States are not treated as U.S. corporations for U.S. federal income tax purposes. However, as described below, Section 7874 of the Code treats certain corporations incorporated outside the United States as U.S. corporations for U.S. federal income tax purposes. New Mylan believes that it should not be treated as a U.S. corporation for U.S. federal income tax purposes as a result of the Transaction. The IRS might disagree and assert that, under Section 7874 of the Code, New Mylan should be treated as a U.S. corporation for U.S. federal income tax purposes. If the IRS were to successfully assert that New Mylan should be treated as a U.S. corporation for U.S. federal income tax purposes, New Mylan would likely be subject to significantly greater U.S. tax liability than currently contemplated as a non-U.S. corporation.

Under Section 7874 of the Code, New Mylan would be treated as a U.S. corporation for U.S. federal income tax purposes if, after the Transaction, former shareholders of Mylan own (within the meaning of Section 7874 of the Code) 80% or more (by vote or value) of New Mylan ordinary shares by reason of holding Mylan common stock. New Mylan expects that former shareholders of Mylan should own less than 80% (by both vote and value) of New Mylan ordinary shares after the Transaction by reason of their ownership of Mylan common stock. As a result, New Mylan believes that it should not be treated as a U.S. corporation for U.S. federal income tax purposes as a result of the Transaction.

Changes to Section 7874 of the Code, or the U.S. Treasury Regulations promulgated thereunder, could affect New Mylan's status as a non-U.S. corporation for U.S. federal income tax purposes. Any such changes could have prospective or retroactive application, and may apply even if enacted or promulgated after the Transaction has closed.

On August 5, 2014, the U.S. Treasury Department announced that it is reviewing a broad range of authorities for possible administrative actions that could limit the ability of a U.S. corporation to complete an inversion transaction or reduce certain tax benefits after an inversion transaction takes place. On September 22, 2014, the U.S. Treasury Department issued a notice announcing its intention to promulgate certain regulations that will apply to inversion transactions completed on or after September 22, 2014.

In the notice, the U.S. Treasury Department also announced that it expects to issue additional guidance to further limit certain inversion transactions. In particular, it is considering regulations that may limit income tax treaty eligibility and the ability of certain foreign-owned U.S. corporations to engage in earnings stripping. Any such future guidance will apply prospectively, but to the extent it applies only to companies that have completed inversion transactions, it will specifically apply to companies that have completed such transactions on or after September 22, 2014. Additionally, there have been recent legislative proposals intended to limit or discourage inversion transactions. Any such future regulatory or legislative actions regarding inversion transactions, if taken, could apply to New Mylan and have a material adverse effect on New Mylan's business, financial condition, results of operations, cash flows, and/or share price.

For more information about the risks relating to administrative or legislative actions, see "Risk Factors—Risks Related to the Business of New Mylan—New Mylan is expected to be treated as a non-U.S. corporation for U.S. federal income tax purposes. Any changes to the tax laws or changes in other laws, regulations, rules, or interpretations thereof applicable to inverted companies and their affiliates, whether enacted before or after the Transaction, may materially adversely affect New Mylan" beginning on page 16 of this proxy statement/prospectus.

The remainder of this discussion assumes that New Mylan will be treated as a non-U.S. corporation for U.S. federal income tax purposes. The U.S. federal income tax consequences of owning New Mylan ordinary shares would be materially different than those stated herein if, notwithstanding New Mylan's expectation, New Mylan were to be treated as a U.S. corporation for U.S. federal income tax purposes.

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Limitation on the Utilization of Mylan's (and its U.S. Affiliates') Tax Attributes

Under Section 7874 of the Code, if, during the ten-year period beginning on the date of the Transaction, Mylan (or one of its U.S. affiliates) were to recognize certain income or gain, including from the transfer of shares or the sale or license of certain property, then Mylan (or its U.S. affiliate) would not be able to utilize certain U.S. tax attributes (including net operating losses and certain tax credits) to offset such U.S. taxable income.

Tax Consequences of the Transaction to Holders of Mylan Common Stock

U.S. Holders

Although you should consult with your personal tax advisor, New Mylan believes that the receipt of the New Mylan ordinary shares in exchange for shares of Mylan common stock pursuant to the Transaction will be a taxable transaction for U.S. federal income tax purposes. Therefore, generally, a U.S. Holder will recognize capital gain or loss equal to the difference between (i) the shareholder's adjusted tax basis in the shares of the Mylan common stock exchanged and (ii) the fair market value of the New Mylan ordinary shares received in the Transaction. A U.S. Holder's adjusted tax basis in the shares of Mylan common stock generally should equal the holder's purchase price for the shares, as adjusted to take into account stock dividends, stock splits or similar transactions.

Capital gains of a non-corporate U.S. Holder (including an individual) will be eligible for the preferential U.S. federal income tax rates applicable to long-term capital gains if the U.S. Holder has held its Mylan common stock for more than one year as of the closing date of the Transaction. The deductibility of capital losses is subject to limitations. If a U.S. Holder acquired different blocks of shares of Mylan common stock at different times or different prices, the U.S. Holder must determine its tax basis and holding period separately with respect to each block of Mylan common stock. Any gain or loss recognized by a U.S. Holder will be treated as U.S. source gain or loss, unless (1) the shares are attributable to an office or other fixed place of business of the U.S. Holder outside the United States or the U.S. Holder has a tax home outside the United States and (2) the U.S. Holder pays an income tax to a foreign country of at least 10% on the income, if any, from the disposition.

A U.S. Holder will have an aggregate tax basis in the New Mylan ordinary shares received in the Transaction that is equal to the fair market value of the New Mylan ordinary shares as of the effective date of the Transaction, and the holding period of the New Mylan ordinary shares will begin on the day after the Transaction becomes effective.

Except in the case of certain corporations or other exempt holders, New Mylan ordinary shares received by a U.S. Holder in the Transaction may be subject to U.S. information reporting requirements and may be subject to backup withholding unless the U.S. Holder provides an accurate taxpayer identification number on a properly completed IRS Form W-9 (or appropriate successor form) and certifies that no loss of exemption from backup withholding has occurred. The amount of any backup withholding will be allowed as a refund or credit against a holder's U.S. federal income tax liability, provided that certain required information is timely furnished to the IRS.

U.S. Holders who hold shares of both Mylan and Abbott at the time of the Transaction, or who acquire a percentage interest in New Mylan that is greater than or equal to their percentage interest in Mylan as a result of acquisitions of New Mylan ordinary shares in connection with the Transaction, may be subject to different treatment in the Transaction, as described below under "—Special Consequences of the Transaction to Holders of Mylan Common Stock That Also Own Abbott Common Shares, or That Acquire Additional New Mylan Ordinary Shares in Connection with the Transaction."

Mylan recommends that U.S. Holders consult their own tax advisors as to the particular tax consequences of the Transaction, including the effect of U.S. federal, state and local tax laws or foreign tax laws.

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Non-U.S. Holders

A non-U.S. Holder generally will not be subject to U.S. federal income tax on any gain unless:

- the gain is "effectively connected" with the non-U.S. Holder's conduct of a trade or business in the United States, and, if required by an applicable income tax treaty as a condition for subjecting the holder to U.S. federal income taxation on a net income basis, the gain is attributable to a U.S. permanent establishment of the non-U.S. Holder;
- the non-U.S. Holder is an individual who is present in the United States for 183 days or more during the taxable year of the Transaction and certain other conditions are satisfied; or
- Mylan common stock constitutes a "U.S. real property interest" by reason of Mylan's status as a U.S. real property holding corporation for U.S. federal income tax purposes at any time during the shorter of the period that the non-U.S. Holder owned Mylan common stock or the five-year period ending on the date of the exchange, and the non-U.S. Holder is not eligible for any special exemption or the exception from the definition of U.S. real property interest for certain interests in publicly traded corporations. Mylan believes that for the relevant five-year period it was not, currently is not, and does not anticipate becoming, a U.S. real property holding corporation. Mylan recommends that non-U.S. Holders consult their own tax advisors regarding the potential tax consequences if Mylan is treated as a U.S. real property holding corporation.

If the gain is "effectively connected" with the non-U.S. Holder's conduct of a trade or business in the United States and, if required by an applicable income tax treaty, the gain is attributable to a U.S. permanent establishment of the non-U.S. Holder, the non-U.S. Holder will be subject to tax under the rules described above as if it were a U.S. Holder of Mylan common stock and, in the case of a non-U.S. corporation, may be subject to an additional "branch profits tax" at a 30% rate (or such lower rate as may be specified by an applicable income tax treaty). An individual non-U.S. Holder of Mylan common stock who is present in the United States for 183 days or more during the taxable year of the Transaction and satisfies certain other conditions will be subject to U.S. federal income tax at a 30% rate (or such lower rate as may be specified by an applicable income tax treaty) on the gain, which may be offset by U.S. source capital losses of the non-U.S. Holder so long as the non-U.S. Holder has timely filed U.S. federal income tax returns with respect to such losses.

A non-U.S. Holder will not be subject to U.S. backup withholding if it provides a certification of foreign status on a properly completed IRS Form W-8BEN or W-8BEN-E (or other applicable form). Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against the non-U.S. Holder's U.S. federal income tax liability, so long as the required information is timely furnished to the IRS.

If a non-U.S. Holder is a citizen or resident of, or otherwise subject to taxation in, a country other than the United States, the foreign tax consequences of the receipt of New Mylan ordinary shares pursuant to the Transaction will depend on the applicable tax laws in such country.

Non-U.S. Holders who hold shares of both Mylan and Abbott at the time of the Transaction, or who acquire a percentage interest in New Mylan that is greater than or equal to their percentage interest in Mylan as a result of acquisitions of New Mylan ordinary shares in connection with the Transaction, may be subject to different treatment in the Transaction, as described below under "—Special Consequences of the Transaction to Holders of Mylan Common Stock That Also Own Abbott Common Shares, or That Acquire Additional New Mylan Ordinary Shares in Connection with the Transaction."

All non-U.S. Holders may be subject to withholding at a 30% rate (or such lower rate as may be specified by an applicable income tax treaty) on the full fair market value of the New Mylan ordinary shares received in the Transaction, as described below.

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Mylan recommends that non-U.S. Holders consult their own tax advisors as to the particular tax consequences of the Transaction, including the effect of U.S. federal, state, and local tax laws or foreign tax laws.

Special Consequences of the Transaction to Holders of Mylan Common Stock That Also Own Abbott Common Shares, or That Acquire Additional New Mylan Ordinary Shares in Connection with the Transaction

For a holder of Mylan common stock that is subject to Section 304 of the Code, the U.S. federal income tax treatment of the Transaction will differ from that described above.

Generally, a holder of Mylan common stock will not be subject to Section 304 of the Code if the holder (i) has a minimal percentage interest in Mylan and exercises no control over Mylan's corporate affairs and (ii) owns (including by attribution) a percentage interest in New Mylan after the Transaction that is less than the holder's percentage interest in Mylan immediately before the Transaction. A holder's percentage interest in New Mylan will be smaller than such holder's percentage interest in Mylan if (i) at the time of the Transaction such holder owns no Abbott common shares (or owns a percentage interest in Abbott that is smaller than such holder's percentage interest in Mylan) and (ii) does not acquire any additional New Mylan ordinary shares in connection with the Transaction.

Section 304 may apply to other holders of Mylan common stock. **Mylan recommends that holders that own (including by attribution) a percentage interest in New Mylan after the Transaction that is equal to or greater than the holder's percentage interest in Mylan immediately before the Transaction consult their own tax advisors.**

If Section 304 applies to a holder of Mylan common stock, the holder will be treated as receiving a distribution in respect of the New Mylan ordinary shares it receives in the Transaction. Such distribution will be taxable as a dividend (in an amount equal to the fair market value of the New Mylan ordinary shares received) to the extent of the holder's allocable share of the earnings and profits of Mylan and New Mylan. To the extent that the amount of any distribution under Section 304 exceeds Mylan's and New Mylan's current and accumulated earnings and profits for the taxable year of the Transaction, the distribution will first be treated as a tax-free return of capital, causing a reduction in the holder's adjusted tax basis in its Mylan common stock, and to the extent the amount of the distribution exceeds such tax basis, the excess will be taxed as capital gain recognized on a sale or exchange of such holder's Mylan common stock. The amount of any such gain will be taxed as described above under "Tax Consequences of the Transaction to Holders of Mylan Common Stock—U.S. Holders" and "—Non-U.S. Holders," as applicable.

For U.S. Holders, dividends are generally taxable as ordinary income. However, non-corporate U.S. Holders may be eligible for a reduced rate of taxation on deemed dividends arising under Section 304, subject to exceptions for short-term and hedged positions. For corporate U.S. Holders, dividends (a) generally will be eligible for a dividends-received deduction (subject to certain requirements and limitations) to the extent they are attributable to Mylan's (and not New Mylan's) earnings and profits and (b) may be subject to the "extraordinary dividend" provisions of the Code.

For non-U.S. Holders, the receipt of any amounts treated as a dividend to the extent they are attributable to Mylan's (and not New Mylan's) earnings and profits generally will be subject to U.S. withholding tax at a 30% rate (or such lower rate as may be specified by an applicable income tax treaty). However, because the application of Section 304 depends on a holder's particular circumstances, withholding agents may not be able to determine whether a holder is treated as receiving a dividend for U.S. federal income tax purposes. Therefore, withholding agents may withhold against all non-U.S. Holders at a 30% rate (or such lower rate as may be specified by an applicable income tax treaty) on the full fair market value of the New Mylan ordinary shares received. Proposed but not finalized U.S. Treasury Regulations would allow a withholding agent to establish special procedures allowing non-U.S. Holders that are exempt from such withholding tax to certify their

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exemption to the withholding agent, however it is uncertain whether withholding agents will establish such procedures. If a withholding agent withholds a portion of the New Mylan ordinary shares to be received by a non-U.S. Holder that is exempt from such withholding, the non-U.S. Holder may apply for a refund.

In order to obtain a reduced rate of withholding under a tax treaty, a non-U.S. Holder claiming such reduced rates will be required to deliver a properly completed IRS Form W-8BEN or W-8BEN-E (or other applicable form) to the applicable withholding agent before New Mylan ordinary shares are paid pursuant to the Transaction. Non-U.S. Holders may seek a refund from the IRS of amounts withheld on distributions in excess of their allocable share of Mylan's current and accumulated earnings and profits, to the extent such amounts are not otherwise subject to U.S. federal income tax.

A holder that receives a dividend under Section 304 of the Code should be aware that a U.S. law commonly referred to as FATCA potentially imposes a withholding tax of 30% on payments of dividends on the equity of a U.S. issuer to (a) a foreign financial institution (as a beneficial owner or as an intermediary), unless such institution enters into an agreement with the U.S. government (or is required by applicable local law under an intergovernmental agreement with the U.S. government) to collect and provide to the U.S. or other relevant tax authorities certain information regarding U.S. account holders of such institution; or (b) a foreign entity (as a beneficial owner) that is not a financial institution unless the entity provides the withholding agent with a certification that it does not have any substantial U.S. owners or that identifies its substantial U.S. owners, which generally includes any specified U.S. person that directly or indirectly owns more than a specified percentage of the entity. Mylan recommends that non-U.S. Holders, and any U.S. Holders that own Mylan common stock through a non-U.S. intermediary, consult their own tax advisors regarding FATCA.

The receipt of New Mylan ordinary shares in the Transaction may also be subject to backup withholding, as described above.

Section 304 and the regulations and guidance thereunder are complex. Mylan recommends that a holder that actually or constructively owns both Mylan common stock and Abbott common shares, or that purchases additional New Mylan ordinary shares in connection with the Transaction, consult its own tax advisors with respect to the application of Section 304 in its particular circumstances (including as to its tax basis in the shares subject to Section 304). Mylan recommends that a holder of Mylan common stock that also owns Abbott common shares consult its own tax advisors regarding the possible desirability of selling its shares in either Mylan or Abbott prior to the Transaction or in New Mylan immediately after the Transaction.

IF A HOLDER IS SUBJECT TO U.S. FEDERAL INCOME TAX WITHHOLDING, BACKUP WITHHOLDING OR FATCA WITHHOLDING ON ALL OR ANY PORTION OF THE NEW MYLAN ORDINARY SHARES RECEIVED IN THE TRANSACTION, THEN THE APPLICABLE WITHHOLDING AGENT WILL GENERALLY BE REQUIRED TO WITHHOLD THE APPROPRIATE AMOUNT EVEN THOUGH THERE IS NO CASH FROM WHICH TO SATISFY ITS WITHHOLDING OBLIGATION. TO SATISFY THIS WITHHOLDING OBLIGATION, THE APPLICABLE WITHHOLDING AGENT MAY COLLECT THE AMOUNT OF U.S. FEDERAL INCOME TAX REQUIRED TO BE WITHHELD BY REDUCING TO CASH FOR REMITTANCE TO THE IRS A SUFFICIENT PORTION OF THE NEW MYLAN ORDINARY SHARES THAT THE HOLDER WOULD OTHERWISE RECEIVE, AND THE HOLDER MAY BEAR BROKERAGE OR OTHER COSTS FOR THIS WITHHOLDING PROCEDURE.

Tax Consequences of Holding Shares in New Mylan

U.S. Holders

Dividends. The gross amount of cash distributions on New Mylan ordinary shares (including amounts withheld in respect of taxes, if any) will be taxable as dividends to the extent paid out of New Mylan's current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Such income will be

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includable in a U.S. Holder's gross income as ordinary income on the day actually or constructively received. Such dividends will not be eligible for the dividends-received deduction allowed to corporations under the Code.

Subject to exceptions for short-term and hedged positions, non-corporate U.S. Holders (including individuals) may be eligible for reduced rates of taxation applicable to "qualified dividend income" on certain dividends if (i) New Mylan is eligible for the benefits of a comprehensive income tax treaty with the United States that the U.S. Treasury Department determines to be satisfactory for purposes of the qualified dividend rules and that includes an exchange of information program and (ii) New Mylan was not, in its taxable year prior to the distribution, and is not, in its taxable year of the distribution, a passive foreign investment company ("PFIC") under Section 1297 of the Code. The U.S. Treasury Department has determined that the Tax Treaty meets these requirements, and New Mylan believes that it is eligible for benefits under the Tax Treaty. As explained below, New Mylan believes it will not be a PFIC in the taxable year in which the Transaction closes, and does not anticipate becoming a PFIC in any subsequent taxable year.

Except if certain exceptions apply, dividends paid by New Mylan should constitute foreign source income and will, depending on the U.S. Holder's circumstances, be either "passive" or "general" category income for purposes of computing the foreign tax credit allowable to the holder. Foreign tax credits will not be allowed for foreign dividend withholding taxes, if any, imposed on a U.S. Holder in respect of certain short-term or hedged positions in New Mylan ordinary shares. The foreign tax credit rules are complex and New Mylan recommends that U.S. Holders consult their own tax advisors concerning the implications of these rules in light of their particular circumstances.

To the extent that the amount of any distribution exceeds New Mylan's current and accumulated earnings and profits for a taxable year, as determined under U.S. federal income tax principles, the distribution will first be treated as a tax-free return of capital, causing a reduction (but not below zero) in the adjusted tax basis of the U.S. Holder's New Mylan ordinary shares, and to the extent the amount of the distributions exceeds such adjusted tax basis, the excess will be taxed as capital gain recognized on a sale or exchange.

Capital gains. For U.S. federal income tax purposes, a U.S. Holder will recognize gain or loss on any sale or exchange of a New Mylan ordinary share in an amount equal to the difference between the amount realized for the share and its adjusted tax basis in the share. The gain or loss recognized by a U.S. Holder on the sale or exchange will generally be capital gain or loss. Capital gains of a non-corporate U.S. Holder (including an individual) will be eligible for the preferential U.S. federal income tax rates applicable to long-term capital gains if the U.S. Holder has held its New Mylan ordinary shares for more than one year as of the date of the sale or exchange. The deductibility of capital losses is subject to limitations.

Passive Foreign Investment Company. U.S. Holders would be subject to a special, adverse U.S. federal income tax regime (that would differ in certain respects from that described above) if New Mylan were, or were to become, a PFIC for U.S. federal income tax purposes. Although New Mylan believes it will not be a PFIC for the current year and that it is unlikely that it will become a PFIC, the determination of whether a non-U.S. corporation is a PFIC is made annually, and thus may be subject to change. In addition, the IRS or a court may disagree with New Mylan's position, and New Mylan cannot assure U.S. Holders that New Mylan will avoid PFIC status in the future. New Mylan recommends that U.S. Holders consult with their own tax advisors regarding the adverse U.S. federal income tax consequences of owning the stock of a PFIC and of making certain available elections designed to lessen those adverse consequences.

Controlled Foreign Corporation. If one or more U.S. persons who each own, directly, indirectly or constructively, 10% or more of the vote of New Mylan (each, a "CFC Shareholder") own directly, indirectly or constructively more than 50% of New Mylan (by vote or value), New Mylan would generally be treated as a controlled foreign corporation (a "CFC"). CFC Shareholders are treated as receiving current distributions of their respective share of certain income of the CFC without regard to any actual distributions. CFC Shareholders are subject to certain burdensome U.S. federal income tax and administrative requirements (but generally are not subject to the requirements generally applicable to U.S. shareholders of a PFIC). In addition, a U.S. Holder who is or has been a CFC Shareholder may recognize dividend income and not capital gain on the disposition of shares of the CFC. U.S. Holders who are not CFC Shareholders would not be subject to any additional U.S. federal income tax consequences in the event New Mylan becomes a CFC in the future. New Mylan believes that, after the Transaction, it will not be a CFC and does not expect to become a CFC in the future.

Information reporting and backup withholding. Except in the case of certain corporations or other exempt holders, dividends paid by New Mylan to a U.S. Holder may be subject to U.S. information reporting requirements and may be subject to backup withholding unless the U.S. Holder provides an accurate taxpayer identification number on a properly completed IRS Form W-9 and certifies that no loss of exemption from backup withholding has occurred. The amount of any backup withholding will be allowed as a credit against the U.S. Holder's U.S. federal income tax liability and may entitle the U.S. Holder to a refund, provided that certain required information is timely furnished to the IRS.

Specified foreign financial assets. Individual U.S. Holders that own "specified foreign financial assets" with an aggregate value in excess of $50,000 are generally required to file an information statement along with their tax returns, currently on IRS Form 8938, with respect to such assets. "Specified foreign financial assets" include any financial accounts held at a foreign financial institution, as well as securities issued by a foreign issuer (which would include New Mylan ordinary shares) that are held in accounts maintained by financial institutions. Higher reporting thresholds apply to certain individuals living abroad and to certain married individuals. Regulations have been proposed that would extend this reporting requirement to certain entities that are treated as formed or availed of to hold direct or indirect interests in specified foreign financial assets based on certain objective criteria. U.S. Holders who fail to report the required information could be subject to substantial penalties. New Mylan recommends that U.S. Holders consult their own tax advisors concerning the application of these rules to their investment in New Mylan, including the application of the rules to their particular circumstances.

Non-U.S. Holders

Dividends. Non-U.S. Holders generally will not be subject to U.S. federal income tax (including U.S. federal withholding tax) on dividends in respect of New Mylan ordinary shares.

Holders whose dividend is effectively connected with the conduct of a trade or business in the United States (and, if required by an applicable income tax treaty, is attributable to a permanent establishment or fixed place of business maintained by the non-U.S. Holder in the United States) will be subject to U.S. federal income tax on a net income basis in the same manner as if the non-U.S. Holder were a U.S. Holder and, in the case of a non-U.S. corporation, might be subject to an additional "branch profits" tax equal to 30% of its effectively connected earnings and profits (or such lower rate as may be specified by an applicable income tax treaty) in the same manner as a U.S. Holder, as described above.

Capital gain. In addition, a non-U.S. Holder generally will not be subject to U.S. federal income or withholding tax on any gain recognized on the sale, exchange or other disposition of New Mylan Ordinary shares unless:

- the gain is "effectively connected" with the non-U.S. Holder's conduct of a trade or business in the United States, and, if required by an applicable income tax treaty as a condition for subjecting the holder to U.S. federal income taxation on a net income basis, the gain is attributable to a U.S. permanent establishment of the non-U.S. Holder; or
- the non-U.S. Holder is an individual who is present in the United States for 183 days or more during the taxable year of the transaction and certain other conditions are satisfied.

Gain recognized by a non-U.S. Holder described in the first bullet point above will be subject to tax under the rules described above as if it were a U.S. Holder and, in the case of a non-U.S. corporation, might be subject

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to an additional "branch profits tax" at a 30% rate (or such lower rate as may be specified by an applicable income tax treaty). An individual non-U.S. Holder of Mylan common stock who is present in the United States for 183 days or more during the taxable year of the transaction and satisfies certain other conditions will be subject to U.S. federal income tax at a 30% rate (or such lower rate as may be specified by an applicable income tax treaty) on the gain, which may be offset by U.S. source capital losses of the non-U.S. Holder so long as the non-U.S. Holder has timely filed U.S. federal income tax returns with respect to such losses.

If a non-U.S. Holder is a citizen or resident of, or otherwise subject to taxation in, a country other than the United States, the foreign tax consequences of owning and disposing of New Mylan ordinary shares will depend on the applicable tax laws in such country. New Mylan recommends that non-U.S. Holders consult their own tax advisors regarding the tax consequences of the owning and disposing of New Mylan ordinary shares.

Non-U.S. Holders may be required to comply with certification and identification procedures in order to establish an exemption from information reporting and backup withholding.

FATCA

Provisions under Sections 1471 through 1474 of the Code and applicable U.S. Treasury Regulations commonly referred to as "FATCA" generally impose 30% withholding on certain "withholdable payments" and, in the future, may impose such withholding on "foreign passthru payments" made by a "foreign financial institution" (each as defined in the Code) that has entered into an agreement with the IRS to perform certain diligence and reporting obligations with respect to the foreign financial institution's accounts (a "participating foreign financial institution" or "PFFI"). While New Mylan does not expect to be treated as a "foreign financial institution" for the purposes of FATCA, it is possible that FATCA withholding may be imposed on New Mylan dividends if, for example, such dividends are paid to an intermediary foreign financial institution that is not a PFFI or if the dividend is paid to a recipient who has failed to comply with certain FATCA reporting obligations (a so-called "recalcitrant account holder"). New Mylan recommends that prospective investors consult their own tax advisors regarding the potential impact of FATCA and any foreign legislation or foreign intergovernmental agreement implementing FATCA on their ownership of New Mylan ordinary shares.

THE U.S. FEDERAL INCOME TAX CONSEQUENCES DISCUSSED ABOVE ARE FOR GENERAL INFORMATION ONLY. EACH HOLDER OF MYLAN COMMON STOCK OR NEW MYLAN ORDINARY SHARES SHOULD CONSULT HIS OR HER OWN TAX ADVISOR AS TO THE PARTICULAR CONSEQUENCES THAT MAY APPLY TO THE HOLDER.

United Kingdom Tax Considerations

New Mylan

New Mylan is, and after the Transaction is expected to continue to be, resident in the United Kingdom for U.K. tax purposes because the central management and control of New Mylan (as determined for U.K. tax purposes) is exercised in the United Kingdom. It is expected that such central management and control will continue to be exercised in the United Kingdom.

New Mylan expects to be tax resident solely in the United Kingdom, and has requested (but has not yet obtained) a determination of its tax residence for the purposes of the income tax treaty between the United Kingdom and the Netherlands from the competent authorities of those jurisdictions.

The determination of whether a company is tax resident in a particular jurisdiction is highly fact-specific, and a jurisdiction other than the United Kingdom could assert that New Mylan is tax resident in that jurisdiction. Furthermore, the applicable laws of any jurisdiction, or interpretations thereof, may change (possibly with retrospective effect) and, therefore, New Mylan may be or may become tax resident in a jurisdiction other than the United Kingdom, or may be or may become tax resident in both the United Kingdom and one or more other jurisdictions.

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If New Mylan were to be treated as tax resident in a jurisdiction other than, or in addition to, the United Kingdom, New Mylan could be subject to tax in that other jurisdiction on its profits and could be required to withhold tax on dividends made to holders of New Mylan ordinary shares under the laws of that other jurisdiction. Depending on the existence and terms of an income tax treaty between the United Kingdom and that other jurisdiction, the taxes imposed by that other jurisdiction could be in addition to, rather than in lieu of, the taxes imposed by the United Kingdom.

If New Mylan were subject to tax in another jurisdiction, this could also affect the application to New Mylan of certain U.K. tax rules; in particular, some of the potential benefits of being a member of a group for U.K. tax purposes would not be available to it.

Holders of Mylan Common Stock

Holders of Mylan common stock that are not resident in the United Kingdom for U.K. tax purposes and that do not carry on a trade, profession or vocation in the United Kingdom through a branch of agency or (in the case of a company) permanent establishment will not be subject to U.K. taxation of chargeable gains ("CGT") on the exchange of their Mylan common stock for New Mylan ordinary shares pursuant to the Transaction.

Mylan recommends that other holders of Mylan common stock consult their own tax advisors as to the U.K. tax consequences of exchanging their Mylan common stock for New Mylan ordinary shares pursuant to the Transaction.

Holders of New Mylan Ordinary Shares

The comments set out below summarize certain aspects of the U.K. tax treatment of certain holders of New Mylan ordinary shares and do not purport to be a complete analysis of all tax considerations relating to the New Mylan ordinary shares. They are based on current U.K. legislation and what is understood to be current HM Revenue and Customs ("HMRC") practice, both of which are subject to change, possibly with retroactive effect.

The comments are intended as a general guide and apply only to holders of New Mylan ordinary shares who are resident for tax purposes in the United Kingdom, who hold their New Mylan ordinary shares as an investment (other than under a personal equity plan or individual savings account) and who are the absolute beneficial owners of their New Mylan ordinary shares. The comments do not deal with certain types of holders of New Mylan ordinary shares such as charities, dealers in securities, persons who have or could be treated for tax purposes as having acquired their New Mylan ordinary shares by reason of their employment, collective investment schemes, persons subject to U.K. tax on the remittance basis and insurance companies. They assume that New Mylan is, and will continue to be, tax resident solely in the United Kingdom (including for the purposes of applicable tax treaties).

NEW MYLAN RECOMMENDS THAT HOLDERS OF NEW MYLAN ORDINARY SHARES WHO ARE IN ANY DOUBT ABOUT THEIR TAX POSITION, OR WHO ARE RESIDENT OR OTHERWISE SUBJECT TO TAX IN A JURISDICTION OUTSIDE THE UNITED KINGDOM, CONSULT AN APPROPRIATE INDEPENDENT PROFESSIONAL TAX ADVISOR.

Taxation of Dividends on New Mylan Ordinary Shares

New Mylan will not be required to withhold tax at source from dividend payments it makes.

Individuals

A holder of New Mylan ordinary shares who is an individual resident in the United Kingdom for tax purposes and who receives a dividend from New Mylan will be entitled to a tax credit which may be set off against his total income tax liability. The tax credit will be equal to 10% of the aggregate of the dividend and the tax credit (the "gross dividend"), which is also equal to one-ninth of the amount of the cash dividend received.

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A holder of New Mylan ordinary shares who is not liable for U.K. income tax at either the higher or the additional rate will be subject to U.K. income tax on the gross dividend at the rate of 10%. The tax credit will, in consequence, satisfy in full the holder's liability to U.K. income tax on the gross dividend.

A holder of New Mylan ordinary shares who is liable for U.K. income tax at the higher rate will be subject to U.K. income tax on the gross dividend at the rate of 32.5% for the tax year 2014/2015, to the extent that the gross dividend falls above the threshold for the higher rate of U.K. income tax but below the threshold for the additional rate of U.K. income tax when it is treated as the top slice of the holder's income. The tax credit will, in consequence, satisfy only part of the holder's liability to U.K. income tax on the gross dividend and the holder of New Mylan ordinary shares will have to account for U.K. income tax equal to 22.5% of the gross dividend (or 25% of the cash dividend received). For example, assuming the entire gross dividend falls above the higher rate threshold and below the additional rate threshold, if the holder of New Mylan ordinary shares received a dividend of £90 from New Mylan, the dividend received would carry a tax credit of £10 and therefore represent a gross dividend of £100. The holder would then be required to account for U.K. income tax of £22.50 on the dividend (being £32.50 (i.e., 32.5% of £100) less £10 (i.e., the amount of the tax credit)).

A holder of New Mylan ordinary shares who is liable for U.K. income tax at the additional rate will be subject to U.K. income tax on the gross dividend at the rate of 37.5% for the tax year 2014/2015, to the extent that the gross dividend falls above the threshold for the additional rate of U.K. income tax when it is treated as the top slice of the holder's income. After setting off the tax credit portion of the gross dividend, the holder of New Mylan ordinary shares will, accordingly, have to account for U.K. income tax equal to 27.5% of the gross dividend (or approximately 30.6% of the cash dividend received). For example, assuming the entire gross dividend falls above the additional rate threshold, if the holder of New Mylan ordinary shares received a dividend of £90 from New Mylan, the dividend received would carry a tax credit of £10 and therefore represent a gross dividend of £100. The holder would then be required to account for U.K. income tax of £27.50 on the dividend (being £37.50 (i.e., 37.5% of £100) less £10 (i.e., the amount of the tax credit)).

A U.K. resident individual holder of New Mylan ordinary shares whose liability for U.K. income tax in respect of a dividend received from New Mylan is less than the tax credit attaching to the dividend will not be entitled to any payment from HMRC in respect of any part of the tax credit attaching to the dividend.

Companies

Holders of New Mylan ordinary shares within the charge to U.K. corporation tax which are "small companies" (for the purposes of U.K. taxation of dividends) will not generally be subject to tax on dividends paid on their New Mylan ordinary shares.

Other holders of New Mylan ordinary shares within the charge to U.K. corporation tax will not be subject to tax on dividends paid on their New Mylan ordinary shares so long as (i) the dividends fall within an exempt class, (ii) the dividends do not fall within certain anti-avoidance provisions and (iii) the holder of New Mylan ordinary shares has not elected for the dividends not to be exempt. It would normally be expected that dividends paid on the New Mylan ordinary shares would fall within an exempt class; for example, dividends paid in respect of portfolio holdings (that is, where the recipient owns less than 10% of the issued share capital of the payer or any class of that share capital) will do so.

Taxation of Chargeable Gains

A disposal or deemed disposal of New Mylan ordinary shares may, depending on the particular circumstances of the holder and subject to any available exemptions or reliefs, give rise to a chargeable gain or an allowable loss for CGT purposes.

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Individuals

A holder of New Mylan ordinary shares who is an individual resident in the United Kingdom for tax purposes and whose total taxable gains and income in a given tax year, including any gains made on the disposal or deemed disposal of his New Mylan ordinary shares, are less than or equal to the upper limit of the income tax basic rate band applicable in respect of that tax year (the "Band Limit") will generally be subject to CGT at a flat rate of 18% in respect of any gain arising on a disposal or deemed disposal of his New Mylan ordinary shares.

A holder of New Mylan ordinary shares who is an individual resident in the United Kingdom for tax purposes and whose total taxable gains and income in a given tax year, including any gains made on the disposal or deemed disposal of his New Mylan ordinary shares, are more than the Band Limit will generally be subject to CGT at a flat rate of 18% in respect of any gain arising on a disposal or deemed disposal of his New Mylan ordinary shares (to the extent that, when added to the holder's other taxable gains and income in that tax year, the gain is less than or equal to the Band Limit) and at a flat rate of 28% in respect of the remainder of the gain arising on a disposal or deemed disposal of his New Mylan ordinary shares.

No indexation allowance will be available to an individual holder of New Mylan ordinary shares in respect of any disposal or deemed disposal of New Mylan ordinary shares. However, each individual has an annual exemption, such that CGT is chargeable only on gains arising from all sources during the tax year in excess of this figure. The annual exemption is £11,000 for the tax year 2014/2015.

Companies

For holders of New Mylan ordinary shares within the charge to U.K. corporation tax, indexation allowance may be available in respect of the full period of ownership of the New Mylan ordinary shares to reduce any chargeable gain arising (but not to create or increase any allowable loss).

Stamp duty and stamp duty reserve tax ("SDRT")

No SDRT will be payable, and no liability for stamp duty will arise, in respect of the issue of the New Mylan ordinary shares.

No SDRT will be payable in respect of any transfer of, or agreement to transfer, New Mylan ordinary shares or Mylan common stock, assuming that they are not registered in a register kept in the United Kingdom by or on behalf of New Mylan or Mylan. Provided that any instrument of transfer is executed outside the United Kingdom and does not relate to any property situate, or to any matter or thing done or to be done, in the United Kingdom, no stamp duty will arise in respect of a transfer of New Mylan ordinary shares or Mylan common stock.

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- by Abbott, prior to the Mylan shareholders meeting, pursuant to the Mylan recommendation termination right; or
- by Abbott pursuant to the Mylan securities sale termination right.

If the Business Transfer Agreement is terminated, the Business Transfer Agreement will become void and there will be no liability on the part of either party except certain provisions will survive the termination of the Business Transfer Agreement and, in certain circumstances, Mylan would be obligated to pay Abbott the "reimbursement amount" (described below under "Reimbursement Amount"). No party will be relieved or released from any liability or damages arising from a willful breach of any provision of the Business Transfer Agreement or fraud, and the aggrieved party will be entitled to all rights and remedies available at law or in equity.

Reimbursement Amount

At Abbott's election, Mylan will be obligated to pay Abbott the "reimbursement amount" if the Business Transfer Agreement is terminated (i) by Mylan or Abbott after the outside date if any mutual closing condition (other than the legal restraint condition (if not due to Mylan shareholder litigation) or the 7874 condition) or any closing condition of Abbott has not been satisfied, (ii) by Mylan or Abbott pursuant to the legal restraint termination right (if due to Mylan shareholder litigation) or the Mylan shareholder approval termination right, (iii) by Abbott pursuant to the Mylan breach termination right, or (iv) by Abbott pursuant to the Mylan recommendation termination right or the Mylan securities sale termination right. The reimbursement amount is an amount, up to $100,000,000, of taxes of Abbott or its affiliates incurred in connection with implementing the Reorganization plus out-of-pocket costs and expenses of Abbott and its affiliates incurred in connection with the Transaction.

In order to recover the reimbursement amount, Abbott must prepare a statement detailing the taxes, costs, and expenses comprising the reimbursement amount. The reimbursement amount statement must be prepared in good faith by Abbott and provide a summary in reasonable detail setting forth Abbott's calculation.

If Abbott elects to recover the reimbursement amount, payment of the reimbursement amount is the sole and exclusive remedy of Abbott under the Business Transfer Agreement. If Abbott elects not to recover the reimbursement amount, Abbott will be entitled to all other rights and remedies available under the Business Transfer Agreement and applicable law.

Survival of Representations and Warranties and Covenants; Indemnification

Indemnification by Abbott

From and after closing, Abbott will indemnify, defend and hold harmless Mylan, New Mylan, Merger Sub and their respective affiliates (including, after closing, the Acquired Companies), the past, present and future directors, officers, employees and agents of Mylan, New Mylan, Merger Sub and their respective affiliates, in their respective capacities as such, and the heirs, executors, administrators, successors and permitted assigns of the foregoing persons from and against any and all losses which any Mylan indemnitee may incur or suffer to the extent such losses arise out of or result from: (a) any breach of any of the Abbott representations and warranties (other than certain Abbott representations and warranties, including certain fundamental representations and tax representations) as of the date of the Business Transfer Agreement or as of closing (or, in the case of any such representation or warranty specifically made as of another date, as of such other date) (the "Abbott general representation indemnity"), (b) any breach of certain fundamental representations made by Abbott as of the date of the Business Transfer Agreement or as of closing (or, in the case of any such representation or warranty specifically made as of another date, as of such other date), (c) any breach of any covenant or agreement contained in the Business Transfer Agreement to be complied with by Abbott, or (d) any excluded liability. For purposes of clauses (a) and (b) of the immediately preceding sentence, each of (i) the determination of whether any breach of any representation or warranty (other than the Business unaudited financial statements

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Mylan Inc.
Shareholder Proposal of the United Brotherhood of Carpenters Pension Fund
Securities Exchange Act of 1934—Rule 14a-8

January 14, 2015

Ladies and Gentlemen:

On behalf of our client, Mylan Inc. ("Mylan" or the "Company"), we write to inform you of Mylan's intention to exclude from its proxy statement and form of proxy for its next Annual Meeting of Shareholders (collectively, the "Proxy Materials") a shareholder proposal and related supporting statement (the "Proposal") received from the United Brotherhood of Carpenters Pension Fund (the "Proponent").

We hereby respectfully request that the Staff of the Division of Corporation Finance (the "Staff") concur in our view that Mylan may, for the reasons set forth below, properly exclude the Proposal from the Proxy Materials. Mylan has advised us as to the factual matters set forth below.

In accordance with Rule 14a-8(j), we have filed this letter with the Securities and Exchange Commission (the "Commission") no later than eighty calendar days before the Company intends to file its definitive Proxy Materials with the Commission. Also in accordance with Rule 14a-8(j), a copy of this letter and its attachments is being sent concurrently to the Proponent. Pursuant to Rule 14a-8(j) and Staff Legal Bulletin No. 14D (November 7, 2008) ("SLB 14D"), we have submitted this letter, together with the Proposal, to the Staff via e-mail at shareholderproposals@sec.gov in lieu of mailing paper copies.

Rule 14a-8(k) and SLB 14D provide that shareholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the Staff. Accordingly, we are taking this opportunity to inform the Proponent that if the Proponent elects to submit additional correspondence to the Commission or the Staff with respect to the Proposal, a copy of that correspondence should be furnished concurrently to the undersigned on behalf of Mylan pursuant to Rule 14a-8(k) and SLB 14D.

1. **The Proposal**

The Proponent requests that the following matter be submitted to a vote of the shareholders at Mylan's next Annual Meeting of Shareholders:

> **Therefore be it Resolved:** That the shareholders of Mylan Inc. ("Company") hereby request that the Company's Board of Directors, pursuant to its powers to manage and direct the affairs of the Company, prepare and post on the Company's website a Corporate Tax Inversion Cost-Benefit Report ("Tax Inversion Report") prior to the culmination of the merger with Abbott Laboratories' European specialty and branded generics business. The Tax Inversion Report should examine and quantify all significant potential costs associated with the consummation of a tax inversion, including any reputational risks associated with a change in the Company's tax domicile to a foreign country, any potential impact on the Company's Medicare or Medicaid revenues, any new executive compensation commitments, such as tax "gross-ups" for senior executives, and any potential tax obligation that may be incurred by individual Company shareholders as a result of an inversion transaction. Further, the Tax Inversion Report should include a quantification of the anticipated corporate tax savings associated with a Company tax inversion.

A copy of the Proposal, the Proponent's cover letter, dated July 30, 2014, submitting the Proposal and other correspondence relating to the Proposal are attached hereto as Exhibit A.

2. **The Transaction**

On July 13, 2014, the Company entered into a definitive agreement with Abbott Laboratories ("Abbott") to acquire Abbott's non-U.S. developed markets specialty and branded generics business (the "Business") in an all-stock transaction, in which Abbott will carve out the Business and transfer it to a new public company ("New Mylan") organized in the Netherlands. Immediately following the transfer of the Business, the Company will merge with a wholly owned subsidiary of New Mylan (together with the transfer of the Business, the "Transaction"), and New Mylan will become the parent company of Mylan. The new public company will be called Mylan N.V. and will be led by the current Mylan leadership team and headquartered in Pittsburgh, Pennsylvania.

On October 21, 2014, the Company and Abbott entered into an amendment in connection with pre-closing actions required to be taken pursuant to the definitive agreement implementing the Transaction, and on November 4, 2014, the Company and Abbott entered into an amended and restated definitive agreement implementing the Transaction. New Mylan, filing under the name "New Moon B.V.", filed a Registration Statement on Form S-4 on November 5, 2014, Amendment No. 1 to the Registration Statement on Form S-4 on December 9, 2014 and Amendment No. 2 to the Registration Statement on Form S-4 on December 23, 2014 (as amended, the "Registration Statement"). The Registration Statement includes a proxy statement of Mylan that also constitutes a prospectus of New Mylan. Excerpts from the Registration Statement, which was declared effective on December 23, 2014 and is available at http://www.sec.gov/Archives/edgar/data/1623613/000119312514452583/d813963ds4a.htm, are attached hereto as Exhibit B.

3. **Grounds for Omission**

Mylan believes that the Proposal may be properly omitted from the Proxy Materials pursuant to (A) Rule 14a-8(i)(10) because the Company has already substantially implemented the Proposal and (B) Rule 14a-8(i)(6) because the Company would lack the power or authority to implement the Proposal.

A. *Rule 14a-8(i)(10)—Substantially implemented.*

Mylan believes that it may properly omit the Proposal from the Proxy Materials under Rule 14a-8(i)(10), which provides that a proposal may be excluded from proxy materials if "the company has already substantially implemented the proposal."

The Commission stated in 1976 that the predecessor to Rule 14a-8(i)(10) was "designed to avoid the possibility of shareholders having to consider matters which already have been favorably acted upon by the management." Exchange Act Release No. 12598 (July 7, 1976). Originally, the Staff narrowly interpreted this predecessor rule and granted no-action relief only when proposals were "'fully' effected" by the company. *See* Exchange Act Release No. 19135 (Oct. 14, 1982). By 1983, the Commission recognized that the "previous formalistic application of [the Rule] defeated its purpose" because proponents were successfully convincing the Staff to deny no-action relief by submitting proposals that differed from existing company policy by only a few words. Exchange Act Release No. 20091, at § II.E.6. (Aug. 16, 1983) (the "1983 Release"). Therefore, in 1983, the Commission adopted a revised interpretation to the rule to permit the omission of proposals that had been "substantially implemented," 1983 Release, and the Commission codified this revised interpretation in Exchange Act Release No. 40018 (May 21, 1998). Thus, when a company can demonstrate that it has taken actions to address each element of a stockholder proposal, the Staff has concurred that the proposal has been "substantially implemented." *See, e.g., The Dow Chemical Co.* (avail. Mar. 5, 2008) (concurring in the exclusion of a proposal that requested a "global warming report" that discussed how the Company's efforts to ameliorate climate change may have affected the global climate when the Company had already made various statements about its efforts related to climate change, which were scattered throughout various corporate documents and disclosures).

At the same time, a company need not implement a proposal in exactly the manner set forth by the proponent. *See* Exchange Act Release No. 40018, at n.30 and accompanying text (May 21, 1998). *See, e.g., Hewlett-Packard Co. (Steiner)* (avail.

Dec. 11, 2007) (proposal requesting that the board permit stockholders to call special meetings was substantially implemented by a proposed bylaw amendment to permit stockholders to call a special meeting unless the board determined that the specific business to be addressed had been addressed recently or would soon be addressed at an annual meeting). Differences between a company's actions and a stockholder proposal are permitted as long as the company's actions satisfactorily address the proposal's essential objectives. *See, e.g., Exelon Corp.* (avail. Feb. 26, 2010) (concurring in the exclusion of a proposal that requested a report on different aspects of the company's political contributions when the company had already adopted its own set of corporate political contribution guidelines and issued a political contributions report that, together, provided "an up-to-date view of the [c]ompany's policies and procedures with regard to political contributions"); *Johnson & Johnson* (avail. Feb. 17, 2006) (concurring that a proposal requesting that the company confirm the legitimacy of all current and future U.S. employees was substantially implemented when the company had verified the legitimacy of 91% of its domestic workforce); *Masco Corp.* (avail. Mar. 29, 1999) (concurring in the exclusion of a proposal seeking specific criteria for the company's outside directors after the company had adopted a version of the proposal that included modification and clarifications). The Staff has further explained that "a determination that the company has substantially implemented the proposal depends upon whether [the company's] particular policies, practices and procedures compare favorably with the guidelines of the proposal." *Texaco, Inc.* (avail. Mar. 28, 1991).

The Proponent has asked that the Tax Inversion Report "examine and quantify all significant potential costs associated with the consummation of a tax inversion, including any reputational risks associated with a change in the Company's tax domicile to a foreign country, any potential impact on the Company's Medicare or Medicaid revenues, any new executive compensation commitments, such as tax 'gross-ups' for senior executives, and any potential tax obligation that may be incurred by individual Company shareholders as a result of an inversion transaction. Further, the Tax Inversion Report should include a quantification of the anticipated corporate tax savings associated with a Company tax inversion." As noted above, New Mylan has an effective Registration Statement on file with the SEC. As set forth below, the Registration Statement addresses each topic that the Proponent has asked to be addressed in the Tax Inversion Report and therefore satisfactorily addresses the Proposal's essential objective to "examine and quantify all significant potential costs associated with the consummation of a tax inversion," compares favorably with the guidelines of the Proposal and demonstrates that the Company has carefully considered the potential costs described by the Proposal. In particular:

- *"[E]xamine and quantify all significant potential costs associated with the consummation of a tax inversion..."*

  One of the risk factors disclosed in the Registration Statement is that "New Mylan will incur direct and indirect costs as a result of the Transaction." In particular, the risk factor states that "Certain costs, including the costs associated with the consummation of an inversion transaction, are not readily ascertainable and are difficult to quantify and determine. These costs and expenses include professional fees associated with complying with Dutch corporate law and financial reporting requirements, professional fees associated with complying with the tax laws of the United Kingdom, and costs and expenses incurred in connection with holding a majority of the meetings of the New Mylan Board [of Directors] and certain executive management meetings in the United Kingdom, as well as any additional costs New Mylan may incur going forward as a result of its new corporate structure. These costs may materially exceed the costs historically borne by Mylan and the Business, which could have a material adverse effect on New Mylan's business, financial condition, results of operations, cash flows, and/or share price."[1]

The Registration Statement also identifies other significant potential costs associated with the consummation of the Transaction, including, but not limited to the following: (i) even though under current U.S. law New Mylan believes that it should not be treated as a U.S. corporation for U.S. federal income tax purposes as a result of the Transaction, if New Mylan were to be treated as a U.S. corporation for U.S. federal income tax purposes, it would likely be subject to significantly greater U.S. tax liability than currently contemplated as a non-U.S. corporation,[2] (ii) while New Mylan expects to be tax resident solely in the United Kingdom, if New Mylan is not tax resident solely in the United Kingdom, its overall effective income tax rate and income tax expense could materially increase, which could have a material adverse effect on New Mylan's business, financial condition, results of operations, cash flows, and/or share price,[3] (iii) Mylan and Abbott must obtain required approvals and consents to consummate the Transaction, which, if delayed or not granted, may jeopardize or delay the consummation of the Transaction, result in additional expenditures of money and resources, and/or reduce the anticipated benefits of the Transaction[4] and (iv) at Abbott's election, Mylan will be obligated to pay Abbott an amount, up to $100,000,000, of taxes of Abbott or its affiliates incurred in connection with implementing the Reorganization (as defined in the Registration Statement) plus out-of-pocket costs and expenses of Abbott and its affiliates incurred in connection with the Transaction) if the Business Transfer Agreement (as defined in the

---

[1] *See* "RISK FACTORS—Risks Related to the Business of New Mylan—NEW MYLAN WILL INCUR DIRECT AND INDIRECT COSTS AS A RESULT OF THE TRANSACTION". Registration Statement, p. 20.

[2] *See* "RISK FACTORS—Risks Related to the Business of New Mylan—NEW MYLAN IS EXPECTED TO BE TREATED AS A NON-U.S. CORPORATION FOR U.S. FEDERAL INCOME TAX PURPOSES. ANY CHANGES TO THE TAX LAWS OR CHANGES IN OTHER LAWS, REGULATIONS, RULES, OR INTERPRETATIONS THEREOF APPLICABLE TO INVERTED COMPANIES AND THEIR AFFILIATES, WHETHER ENACTED BEFORE OR AFTER THE TRANSACTION, MAY MATERIALLY ADVERSELY AFFECT NEW MYLAN". Registration Statement, p. 16.

[3] *See* "RISK FACTORS—Risks Related to the Business of New Mylan—NEW MYLAN MAY BE OR BECOME TAXABLE IN A JURISDICTION OTHER THAN THE UNITED KINGDOM AND MAY BE OR BECOME A DUAL RESIDENT COMPANY FOR TAX PURPOSES AND THIS MAY INCREASE THE AGGREGATE TAX BURDEN ON NEW MYLAN". Registration Statement, p. 18.

[4] *See* "RISK FACTORS—Risks Related to the Transaction—MYLAN AND ABBOTT MUST OBTAIN REQUIRED APPROVALS AND CONSENTS TO CONSUMMATE THE TRANSACTION, WHICH, IF DELAYED OR NOT GRANTED, MAY JEOPARDIZE OR DELAY THE CONSUMMATION OF THE TRANSACTION, RESULT IN ADDITIONAL EXPENDITURES OF MONEY AND RESOURCES, AND/OR REDUCE THE ANTICIPATED BENEFITS OF THE TRANSACTION." Registration Statement, p. 30.

Registration Statement) is terminated in certain circumstances (as described in more detail in the Registration Statement).[5]

- "*...including any reputational risks associated with a change in the Company's tax domicile to a foreign country...*"

  At least three risk factors in the Registration Statement address potential reputational risks associated with the Transaction. In particular, these risk factors address potential effects, each of which carry reputational risks, relating to (i) the fact that parties with which Mylan and the Business currently do business or may do business in the future, including customers and suppliers, may experience uncertainty associated with the Transaction, including with respect to current or future business relationships with Mylan, the Business, or New Mylan and that, as a result, the business relationships of Mylan and the Business may be subject to disruptions if customers, suppliers, and others attempt to negotiate changes in existing business relationships or consider entering into business relationships with parties other than Mylan or the Business,[6] (ii) counterparties to certain agreements with Mylan or the Business not consenting to the Transaction and having the ability to exercise certain rights (including termination rights) that could result in Mylan or the Business incurring liabilities as a consequence of breaching such agreements or causing New Mylan to lose the benefit of such agreements or incur costs in seeking replacement agreements[7] and (iii) the fact that current and prospective employees of Mylan and the Business might experience uncertainty about their future roles with New Mylan following the consummation of the Transaction.[8]

- "*...any potential impact on the Company's Medicare or Medicaid revenues...*"

  One risk factor in the Registration Statement is that "Any changes to the tax laws or changes in other laws, regulations, rules, or interpretations thereof applicable to inverted companies and their affiliates, whether enacted before or after the Transaction, may materially adversely affect New Mylan" and that "there have been recent legislative proposals intended to limit or discourage inversion transactions. Any such future regulatory or legislative actions regarding inversion transactions, if taken, could apply to New Mylan, could

[5] *See* "THE BUSINESS TRANSFER AGREEMENT AND PLAN OF MERGER—Reimbursement Amount". Registration Statement, p. 111.

[6] *See* "RISK FACTORS—Risks Related to the Transaction—THE BUSINESS RELATIONSHIPS OF MYLAN AND THE BUSINESS, INCLUDING CUSTOMER RELATIONSHIPS, MAY BE SUBJECT TO DISRUPTION DUE TO UNCERTAINTY ASSOCIATED WITH THE TRANSACTION". Registration Statement, pp. 31-32.

[7] *See* "RISK FACTORS—Risks Related to the Transaction—IF COUNTERPARTIES TO CERTAIN AGREEMENTS WITH MYLAN OR THE BUSINESS DO NOT CONSENT TO THE TRANSACTION, CHANGE-OF-CONTROL RIGHTS UNDER THOSE AGREEMENTS MAY BE TRIGGERED AS A RESULT OF THE TRANSACTION, WHICH COULD CAUSE NEW MYLAN TO LOSE THE BENEFIT OF SUCH AGREEMENTS AND INCUR MATERIAL LIABILITIES OR REPLACEMENT COSTS". Registration Statement, p. 32.

[8] *See* "RISK FACTORS—Risks Related to the Transaction—LOSS OF KEY PERSONNEL COULD LEAD TO LOSS OF CUSTOMERS, BUSINESS DISRUPTION, AND A DECLINE IN REVENUES, ADVERSELY AFFECT THE PROGRESS OF PIPELINE PRODUCTS, OR OTHERWISE ADVERSELY AFFECT THE OPERATIONS OF MYLAN, THE BUSINESS, AND NEW MYLAN". Registration Statement, p. 32.

disadvantage New Mylan as compared to other corporations, including non-U.S. corporations that have completed inversion transactions prior to September 22, 2014, and could have a material adverse effect on New Mylan's business, financial condition, results of operations, cash flows, and/or share price."[9]

- "*...any new executive compensation commitments, such as tax 'gross-ups' for senior executives...*"

  As disclosed in the Registration Statement, the Transaction has certain implications under Mylan's compensation plans and programs and individual arrangements with certain employees (including the executive officers) and also implicates the excise tax under Section 4985 of the Internal Revenue Code of 1986, as amended, on the value of certain equity-based awards held by Mylan's directors and executive officers (the "Transaction-Related Excise Tax"). Mylan's Board of Directors carefully considered the appropriate manner in which to treat the individual arrangements and equity-based awards of the directors and executive officers in connection with the Transaction and determined that the overall treatment serves to (i) minimize cost to Mylan, (ii) maintain proper incentives for the affected individuals to remain with New Mylan and to continue achieving exceptional operating performance, long-term financial objectives, and the creation of shareholder value as they have consistently done in the past and (iii) ensure that the directors and executive officers of Mylan do not bear the burden of the Transaction-Related Excise Tax, which does not apply to other Mylan shareholders and would deprive such directors and executive officers of a substantial portion of the value of the equity-based awards that they hold, when they were critically important to Mylan's past success and in negotiating this transformative opportunity for Mylan, and will continue to be critically important to its successful implementation and execution, and Mylan's future strategy and performance.[10] The treatment of the individual arrangements of Mylan's executive officers and the equity-based awards of Mylan's directors and executive officers in connection with the Transaction is set forth in detail on pages 69 through 75 of the Registration Statement.

  The Registration Statement also discloses and quantifies the compensation that is based on or otherwise relates to the Transaction and that is potentially payable to Mylan's named executive officers identified in Mylan's most recent Proxy Statement for the 2014 Annual Meeting of Mylan Shareholders (i.e., principal executive officer, principal financial officer and the three other most highly compensated executive officers as determined for Mylan's most recent annual proxy), as required by Item 402(t) of Regulation S-K, assuming

[9] *See* "RISK FACTORS—Risks Related to the Business of New Mylan—NEW MYLAN IS EXPECTED TO BE TREATED AS A NON-U.S. CORPORATION FOR U.S. FEDERAL INCOME TAX PURPOSES. ANY CHANGES TO THE TAX LAWS OR CHANGES IN OTHER LAWS, REGULATIONS, RULES, OR INTERPRETATIONS THEREOF APPLICABLE TO INVERTED COMPANIES AND THEIR AFFILIATES, WHETHER ENACTED BEFORE OR AFTER THE TRANSACTION, MAY MATERIALLY ADVERSELY AFFECT NEW MYLAN". Registration Statement, p. 16.

[10] *See* "THE TRANSACTION—Interests of Certain Persons in the Transaction". Registration Statement, pp. 69-75.

a date of March 31, 2015, the end of the quarter in which Mylan expects the closing to occur. Mylan shareholders will be asked to approve, on a non-binding advisory basis, specified compensatory arrangements between Mylan and its named executive officers relating to the Transaction.[11]

- "*...and any potential tax obligation that may be incurred by individual Company shareholders as a result of an inversion transaction.*"

  The Registration Statement contains detailed disclosures that describe U.S. federal income tax considerations (including (i) tax consequences of the Transaction to holders of Mylan common stock (U.S. and non-U.S. holders), (ii) special consequences of the Transaction to holders of Mylan common stock that also own Abbott common shares, or that acquire New Mylan ordinary shares in connection with the Transaction and (iii) tax consequences of holding shares in New Mylan (U.S. and non-U.S. holders))[12] and United Kingdom tax considerations (for holders of Mylan common stock and holders of New Mylan ordinary shares and taxation of both dividends on New Mylan ordinary shares and chargeable gains).[13]

- "*Further, the Tax Inversion Report should include a quantification of the anticipated corporate tax savings associated with a Company tax inversion.*"

  The Registration Statement includes a projected quantitative illustration of corporate tax savings[14] as well as a discussion of anticipated adjusted tax rates going forward.[15]

The Staff consistently has concurred in the exclusion under Rule 14a-8(i)(10) of shareholder proposals that, like the Proposal, request a report containing information that the company has already publicly disclosed, even where the manner in which the company implemented the proposal did not correspond precisely to the action requested by the proponent or where the contents of the requested report were already disclosed by the company across various sources. *See* Exchange Act Release No. 40018 at n.30 and accompanying text (May 21, 1998). For example, in *TECO Energy, Inc.* (avail. Feb. 21, 2013), the Staff concurred in the exclusion under Rule 14a-8(i)(10) of a proposal requesting a report on the environmental and public health effects of mountaintop removal operations and feasible mitigating measures, where the company

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[11] *See* "THE TRANSACTION--Interests of Certain Persons in the Transaction—*Golden Parachute Compensation*". Registration Statement, p. 75.

[12] *See* "THE TRANSACTION—Material Tax Consequences of the Transaction—U.S. Federal Income Tax Considerations". Registration Statement, pp. 82-90.

[13] *See* "THE TRANSACTION—Material Tax Consequences of the Transaction—United Kingdom Tax Considerations". Registration Statement, pp. 90-93.

[14] *See* "THE TRANSACTION—Certain Unaudited Financial Projections—Unaudited Financial Projections of the Business (Synergized)" (comparing "Free Cash Flows (Operational Only)" and "Free Cash Flows (Operational and Tax)"). Registration Statement, p. 69.

[15] *See* "Letter to Mylan Shareholders" (included as the cover page to the prospectus filed with the Registration Statement) and "RISK FACTORS—Risks Related to the Business of New Mylan—THE TRANSACTION MAY NOT GIVE NEW MYLAN THE ABILITY TO ACHIEVE COMPETITIVE FINANCIAL FLEXIBILITY AND THE EXPECTED EFFECTIVE CORPORATE TAX RATE" (Registration Statement, p. 17).

had supplemented its sustainability report to include a report on these issues. *See also Pfizer Inc.* (avail. Jan. 11, 2013, recon. denied Mar. 1, 2013) (concurring in the exclusion of a proposal requesting a report on the measures implemented by the company to reduce the use of animals and promote alternatives to animal use where the company had already published a "Guidelines and Policy on Laboratory Animal Care"); *The Coca-Cola Co.* (avail. Jan. 25, 2012, recon. denied Feb. 29, 2012) (concurring in the exclusion of a proposal requesting a board report on how the company was responding to the public policy challenges associated with Bisphenol A where the company's disclosures substantially implementing the proposal were scattered across multiple pages of the company's website, and noting that the company's "public disclosures compare favorably with the guidelines of the proposal"); *The Boeing Co.* (avail. Feb. 17, 2011) (concurring in the exclusion of a proposal requesting that the company assess and report on its human rights policies where the company argued that its Code of Basic Working Conditions and Human Rights, internal review and risk management processes and annual corporate citizenship reports substantially implemented the proposal); *General Electric Co.* (avail. Jan. 18, 2011, recon. granted Feb. 24, 2011) (concurring in the exclusion of a proposal requesting a report on legislative and regulatory public policy advocacy activities where the company had already posted a report regarding public policy issues on its website); *The Dow Chemical Co.* (avail. Mar. 5, 2008) (concurring in the exclusion of a proposal requesting a report on the company's efforts to ameliorate climate change where the company had already discussed its efforts related to climate change in various corporate documents and disclosures).

As with the companies in the foregoing precedents, the Company already has disclosed to its shareholders the information that the Proposal requests. Accordingly, the Company has substantially implemented the Proposal, and the Proposal may be excluded from the Proxy Materials in reliance on Rule 14a-8(i)(10).

B. *Rule 14a-8(i)(6)—Lacks the power or authority to implement.*

Rule 14a-8(i)(6) permits a company to exclude a proposal if the company would lack the power or authority to implement the proposal. The Proposal, which the Proponent asks be included in the "proxy statement to be circulated to Company shareholders in conjunction with the next annual meeting of shareholders," requests that "the Company's Board of Directors...prepare and post on the Company's website a Corporate Tax Inversion Cost-Benefit Report ('Tax Inversion Report') *prior to the culmination of the merger with Abbott Laboratories' European specialty and branded generics business*" (emphasis added). Mylan has previously disclosed, and continues to believe, that it expects to complete the Transaction in the first quarter of 2015. Based on the date of Mylan's 2014 Annual Meeting of Shareholders (April 10, 2014), Mylan does not expect to hold an Annual Meeting of Shareholders prior to the consummation of the Transaction and accordingly it would literally be impossible for the Company and the Company's Board of Directors to comply with the Proposal given that the Proposal's deadline for preparing and posting the Tax Inversion Report would have already passed. Therefore, assuming the Transaction is consummated prior to the Company's next Annual Meeting of Shareholders, Mylan believes that it may omit the Proposal pursuant to Rule 14a-8(i)(6).

4. **Conclusion**

Based on the foregoing, we hereby respectfully request that the Staff concur in our view that the Proposal may be properly excluded from Mylan's Proxy Materials. If the Staff has any questions with respect to the foregoing, or if for any reason the Staff does not agree that Mylan may omit the Proposal from its Proxy Materials, please contact me at (212) 474-1434. I would appreciate your sending your response via e-mail to me at KDrexler@cravath.com as well as to Mylan, attention of Brad Wideman, Vice President, Associate General Counsel and Assistant Secretary at bradley.wideman@mylan.com.

Very truly yours,

/s/ Kimberley S. Drexler
Kimberley S. Drexler

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

VIA EMAIL: shareholderproposals@sec.gov

Encls.

Copies w/encl. to:

Edward J. Durkin
United Brotherhood of Carpenters
Corporate Affairs Department
101 Constitution Avenue, NW
Washington, D.C. 20001

Bradley Wideman
Vice President, Associate General Counsel and Assistant Secretary
Mylan Inc.
1000 Mylan Boulevard
Canonsburg, PA 15317

EXHIBIT A



UNITED BROTHERHOOD OF CARPENTERS AND JOINERS OF AMERICA

Douglas J. McCarron
General President

[SENT VIA OVERNIGHT DELIVERY]

July 30, 2014

Joseph F. Haggerty
Corporate Secretary
Mylan Inc.
1000 Mylan Boulevard
Canonsburg, PA 15317

Dear Mr. Haggerty:

On behalf of the United Brotherhood of Carpenters Pension Fund ("Fund"), I hereby submit the enclosed shareholder proposal ("Proposal") for inclusion in the Mylan Inc. ("Company") proxy statement to be circulated to Company shareholders in conjunction with the next annual meeting of shareholders. The Proposal requests that the Company's Board of Director prepare a Tax Inversion Cost-Benefit Report, and is submitted under Rule 14(a)-8 (Proposals of Security Holders) of the U.S. Securities and Exchange Commission proxy regulations.

The Fund is the beneficial owner of 4,603 shares of the Company's common stock that have been held continuously for more than a year prior to this date of submission. The Fund intends to hold the shares through the date of the Company's next annual meeting of shareholders. The record holder of the stock will provide the appropriate verification of the Fund's beneficial ownership by separate letter. Either the undersigned or a designated representative will present the Proposal for consideration at the annual meeting of shareholders.

If you would like to discuss the Proposal, please contact Ed Durkin at edurkin@carpenters.org or at (202)546-6206 x221 to set a convenient time to talk. Please forward any correspondence related to the proposal to Mr. Durkin at United Brotherhood of Carpenters, Corporate Affairs Department, 101 Constitution Avenue, NW, Washington D.C. 20001 or via fax to (202) 547-8979.

Sincerely,

Douglas J. McCarron
Fund Chairman

cc. Edward J. Durkin
Enclosure

101 Constitution Avenue, N.W. Washington, D.C. 20001 Phone: (202) 546-6206 Fax: (202) 543-5724

Mylan Inc. Tax Inversion Report Shareholder Proposal

Supporting Statement: On July 13, 2014, Mylan Inc., a Pennsylvania corporation ("Mylan"), entered into a complex merger transaction with several new and existing entities including Abbott Laboratories. The transaction provides for the acquisition by Mylan of Abbott's European developed markets specialty and branded generics business. The Abbott entity will be transferred through a series of steps into a public limited company and renamed "Mylan N.V.," organized under the laws of the Netherlands. Mylan N.V. will be led by Mylan's current leadership team and board of directors. The culmination of this transaction will enable Mylan to re-domicile its tax base to the Netherlands with its lower corporate income tax rate.

In a July 15, 2014, letter to Congress urging action against corporate tax inversions, U.S. Treasury Secretary Jacob Lew described the transactions as follows: "A corporate inversion is a transaction in which a U.S.-based multinational group restructures so that the U.S. parent of the group is replaced by a foreign corporation, typically located in a low-tax country. Such transactions allow firms to reduce their level of worldwide taxation, but in the aggregate, they function to hollow out the U.S. corporate income tax base." Secretary Lew's letter, press coverage such as the *Fortune* magazine July 2014 cover story "Positively Un-American," and Congressional testimony (Senate Finance Committee hearing July 22, 2014) highlight a growing public controversy regarding corporate tax inversions.

We believe it to be prudent for the Mylan Board of Directors to undertake a thorough review of all aspects and implications of a possible Mylan tax inversion prior to culmination of the merger transaction described above. A report of the review findings should be timely posted on the Company's website so that interested Mylan corporate constituents, including shareholders, customers, employees, and suppliers can review and consider the full implications of a possible tax inversion.

Therefore be it Resolved: That the shareholders of Mylan Inc. ("Company") hereby request that the Company's Board of Directors, pursuant to its powers to manage and direct the affairs of the Company, prepare and post on the Company's website a Corporate Tax Inversion Cost-Benefit Report ("Tax Inversion Report") prior to the culmination of the merger with Abbott Laboratories' European specialty and branded generics business. The Tax Inversion Report should examine and quantify all significant potential costs associated with the consummation of a tax inversion, including any reputational risks associated with a change in the Company's tax domicile to a foreign country, any potential impact on the Company's Medicare or Medicaid revenues, any new executive compensation commitments, such as tax "gross-ups" for senior executives, and any potential tax obligation that may be incurred by individual Company shareholders as a result of an inversion transaction. Further, the Tax Inversion Report should include a quantification of the anticipated corporate tax savings associated with a Company tax inversion.

EXHIBIT B

S-4/A 1 d813963ds4a.htm AMENDMENT NO. 2 TO FORM S-4

Table of Contents

As filed with the Securities and Exchange Commission on December 23, 2014

Registration No. 333-199861

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 2
To
Form S-4
REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

New Moon B.V.

(Exact name of registrant as specified in its charter)

The Netherlands	2834	98-1189497
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

Albany Gate, Darkes Lane
Potters Bar, Herts EN6 1AG
United Kingdom
Tel: +44 (0) 1707-853-000
(Address, including zip code, and telephone number, including area code, of Registrant's principal executive offices)

John D. Sheehan
Chief Financial Officer
Mylan Inc.
1000 Mylan Boulevard
Canonsburg, Pennsylvania 15317
(724) 514-1800
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Bradley L. Wideman, Esq.
Vice President, Associate General Counsel, Securities and Assistant Secretary
Mylan Inc.
1000 Mylan Boulevard
Canonsburg, Pennsylvania 15317
(724) 514-1800

Mark I. Greene, Esq.
Thomas E. Dunn, Esq.
Cravath, Swaine & Moore LLP
825 Eighth Avenue
New York, NY 10019
(212) 474-1000

Approximate date of commencement of the proposed sale of the securities to the public: As soon as practicable after this Registration Statement becomes effective and upon completion of the Merger described in the enclosed document.

If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. ¨

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, as amended, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ¨

The information contained in this document is subject to completion or amendment. A registration statement relating to these securities has been filed with the U.S. Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This document is not an offer to sell these securities and it is not soliciting an offer to buy these securities, nor shall there be any sale of these securities, in any jurisdiction in which such offer, solicitation, or sale is not permitted or would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

PRELIMINARY—SUBJECT TO COMPLETION—DATED DECEMBER 23, 2014

LETTER TO MYLAN SHAREHOLDERS


Mylan®
Seeing
is believing

Dear Fellow Mylan Inc. Shareholders:

Over the last several years, Mylan Inc. ("Mylan") has undergone a strategic transformation from a domestic generics company into a global leader in the pharmaceutical industry—one with unprecedented scale in our operating platform, diversity in our portfolio, and significant control over the cost and quality of our products. In addition to the cultivation of numerous organic growth drivers, a key aspect of our transformation and growth has been meaningful participation in the ongoing consolidation of the global pharmaceutical industry. Mylan has been highly active in evaluating—and acquiring—major assets within the industry that would effectively build on our operating platform and commercial presence, complement our existing strengths and capabilities, enhance our financial flexibility, strengthen our competitive position, and deliver additional shareholder value.

In furtherance of this strategy, Mylan identified Abbott's non-U.S. developed markets specialty and branded generics business (the "Business") as an exceptional asset and the right next strategic transaction for Mylan. Mylan subsequently entered into an Amended and Restated Business Transfer Agreement and Plan of Merger with New Moon B.V., a new holding company organized and existing under the laws of the Netherlands ("New Mylan"), Moon of PA Inc. ("Merger Sub"), and Abbott Laboratories ("Abbott"), dated as of November 4, 2014 (the "Business Transfer Agreement"), providing for, among other things, the acquisition of Mylan and the Business by New Mylan. As consideration for the transfer of the Business, Abbott will receive 110,000,000 New Mylan ordinary shares and, in exchange for their shares of Mylan common stock, Mylan shareholders will receive an equal number of New Mylan ordinary shares. Immediately following the transaction, the former shareholders of Mylan will own approximately 78% and Abbott's affiliates will own approximately 22% of the outstanding New Mylan ordinary shares. The exchange of shares of Mylan common stock for New Mylan ordinary shares will be a taxable transaction for Mylan shareholders. The New Mylan ordinary shares are expected to be listed on the NASDAQ Global Select Market under the ticker symbol "MYL."

Mylan is undertaking this transaction because we believe that the Business is a compelling strategic fit, which will help Mylan accomplish a number of our goals. Specifically, the Business will diversify and build upon the infrastructure and strategy we already have in place; enhance our geographic footprint and commercial platform in non-U.S. geographies; create critical mass across customer sales channels; and create significant financial flexibility and a more competitive tax structure, better positioning Mylan for future opportunities.

The Business, which is being acquired on a debt-free basis, includes an attractive and differentiated portfolio of more than 100 specialty, branded generic and over-the-counter pharmaceutical products in five major therapeutic areas (cardio/metabolic, gastrointestinal, anti-infective/respiratory, CNS/pain, and women's and men's health). The portfolio includes several patent-protected, novel, and/or hard-to-manufacture products with durable growth potential. Key products include Creon®, Influvac®, Brufen®, Amitiza®, and Androgel®, among others.

The Business will enhance Mylan's geographic reach and provide Mylan with enhanced scale and critical mass in our largest markets outside of the United States. The transaction is expected to approximately double Mylan's revenues in Europe by strengthening our presence in Italy, the United Kingdom, Germany, France, Spain, and Portugal, among others. It is also expected to more than double Mylan's revenues in Canada and Japan and build on Mylan's business in Australia and New Zealand. The transaction also will provide Mylan with a meaningful presence in the specialty and branded generics markets in Central and Eastern Europe.

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Additionally, the Business will significantly expand Mylan's commercial platform and capabilities. The Business includes an active sales organization of approximately 2,000 representatives serving more than 40 non-U.S. markets. The Business's strong sales force in key developed markets will enhance Mylan's reach with physicians and patients and complements Mylan's existing strength in pharmacies. This platform will provide Mylan with the enhanced infrastructure and expertise to more effectively execute on existing growth opportunities that require access to the physician channel, such as the global expansion of EpiPen® Auto-Injector and the anticipated launch of biologics and respiratory products, including generic Seretide® and generic Advair®.

The Business also will bring Mylan two high-quality manufacturing facilities in France and Japan.

The Business is expected to provide approximately $1.9 billion in additional annual revenues and approximately $670 million in additional annual adjusted EBITDA (pre-operational efficiencies) at closing. We believe that we are uniquely positioned to drive enhanced financial performance and profitability from these assets by leveraging our integrated, efficient operating platform, more effectively distributing the portfolio across channels, and maintaining a greater strategic focus on key products. As a result, we expect to stabilize revenues and grow earnings before interest, taxes, depreciation, and amortization ("EBITDA") and EBITDA margins.

The transaction is expected to be immediately and significantly accretive to Mylan and to deliver in excess of $200 million in cumulative pre-tax operational efficiencies by the end of the third year after closing. Mylan has experience in successfully integrating large, complex transactions such as this one, and we are confident in our ability to deliver the value inherent from this combination.

Mylan's pro forma leverage at closing, which is expected to be significantly enhanced at approximately 2.3x debt-to-adjusted EBITDA, substantially below current levels, and strong cash flow generation will further enhance Mylan's balance sheet and provide financial flexibility to pursue future opportunities in the continually evolving and consolidating pharmaceutical sector to create additional shareholder value. The transaction also is expected to lower Mylan's adjusted tax rate (currently forecasted to be approximately 24-25% in 2014) to approximately 20-21% in the first full year after the consummation of the transaction, and to the high teens thereafter, further enhancing Mylan's competitiveness.

In conclusion, we are even more confident in our ability to continue to deliver double-digit long-term growth for our shareholders in the future. We will continue to aggressively seek opportunities to leverage Mylan's exceptional platform and even better position Mylan for the next phase of its growth.

We look forward to a successful transaction.

Very truly yours,

Robert J. Coury	Heather Bresch
Executive Chairman	Chief Executive Officer
Mylan Inc.	Mylan Inc.

After careful consideration and deliberation, the Board of Directors of Mylan (the "Mylan Board") unanimously approved the Business Transfer Agreement and the transaction and determined that the transaction is advisable and in the best interests of Mylan. The Mylan Board accordingly unanimously recommends that the Mylan shareholders vote "FOR" each of the proposals contained in the accompanying proxy statement/prospectus. In considering the recommendation of the Mylan Board, you should be aware that, similar to other transactions of this type, certain directors and executive officers of Mylan may be deemed to have interests in the transaction that may be different from, or in addition to, the interests of the Mylan shareholders generally. See "The Transaction—Interests of Certain Persons in the Transaction" beginning on page 69 of the accompanying proxy statement/prospectus.

Mylan encourages you to read the accompanying proxy statement/prospectus, including the Annexes thereto and the documents incorporated by reference therein, carefully and in their entirety. In particular, we urge you to read carefully the section entitled "Risk Factors" beginning on page 15 of the accompanying proxy statement/prospectus, including the risk factor entitled "The Transaction may not give New Mylan the ability to achieve competitive financial flexibility and the expected effective corporate tax rate" on page 17 of the accompanying proxy statement/prospectus, which describes the material assumptions underlying the expected adjusted tax rates.

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Adjusted EBITDA, debt-to-adjusted EBITDA, and adjusted tax rate are financial measures that differ from what is reported under the generally accepted accounting principles in the United States ("U.S. GAAP"). For more information, see the section entitled "Non-GAAP Financial Measures" beginning on page 187 of the accompanying proxy statement/prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities to be issued under the accompanying proxy statement/prospectus or determined that the accompanying statement/prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

The accompanying proxy statement/prospectus is dated [ ] and is first being mailed to the shareholders of Mylan on or about [ ].

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RISK FACTORS

In deciding whether to approve the Business Transfer Agreement, you should consider carefully the following risk factors in addition to the other information contained in or incorporated by reference into this proxy statement/prospectus, including the matters addressed under the caption "Cautionary Statement Regarding Forward-Looking Statements." In addition to the risk factors below, you should also read and consider the risks related to the business of Mylan because these risks will also affect New Mylan. The risks related to the business of Mylan can be found in Mylan's Annual Report on Form 10-K for the fiscal year ended December 31, 2013, as updated by Mylan's Current Report on Form 8-K filed on August 6, 2014, Mylan's Quarterly Report on Form 10-Q for the period ended June 30, 2014, and Mylan's Quarterly Report on Form 10-Q for the period ended September 30, 2014, which are incorporated by reference into this proxy statement/prospectus. See "Where You Can Find More Information" beginning on page 188 of this proxy statement/prospectus.

Risks Related to the Business of New Mylan

IF COMPLETED, THE TRANSACTION MAY NOT ACHIEVE THE INTENDED BENEFITS OR MAY DISRUPT NEW MYLAN'S PLANS AND OPERATIONS.

There can be no assurance that New Mylan will be able to successfully integrate the Business with the business of Mylan or otherwise realize the expected benefits of the Transaction. New Mylan's ability to realize the anticipated benefits of the Transaction will depend, to a large extent, on New Mylan's ability to integrate the Business with the business of Mylan and realize the benefits of the combined business. The combination of two independent businesses is a complex, costly, and time-consuming process. New Mylan's business may be negatively impacted following the Transaction if New Mylan is unable to effectively manage its expanded operations. The integration will require significant time and focus from management following the Transaction and may divert attention from the day-to-day operations of the combined business. Additionally, consummation of the Transaction could disrupt current plans and operations, which could delay the achievement of New Mylan's strategic objectives.

The expected synergies and operating efficiencies of the Transaction may not be fully realized, which could result in increased costs and have a material adverse effect on New Mylan's business, financial condition, results of operations, cash flows, and/or share price. In addition, the overall integration of the businesses may result in material unanticipated problems, expenses, liabilities, competitive responses, loss of customer relationships, and diversion of management's attention, among other potential adverse consequences. The difficulties of combining the operations of the businesses include, among others:

- the diversion of management's attention to integration matters;
- difficulties in achieving anticipated synergies, operating efficiencies, business opportunities, and growth prospects from combining the Business with the business of Mylan;
- difficulties in the integration of operations and systems, including enterprise resource planning systems;
- difficulties in the integration of employees;
- difficulties in managing the expanded operations of a significantly larger and more complex company;
- challenges in keeping existing customers and obtaining new customers;
- challenges in attracting and retaining key personnel; and
- the complexities of managing the ongoing relationship with Abbott, which will include agreements providing for transition services, manufacturing relationships, and license arrangements.

Many of these factors will be outside of New Mylan's control and any one of them could result in increased costs, decreases in the amount of expected revenues, and diversion of management's time and energy, which could have a material adverse effect on New Mylan's business, financial condition, results of operations, cash

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flows, and/or share price. In addition, even if the operations of Mylan and the Business are integrated successfully, New Mylan may not realize the full benefits of the Transaction, including the synergies, operating efficiencies, or sales or growth opportunities that are expected. These benefits may not be achieved within the anticipated time frame or at all. All of these factors could cause dilution to the earnings per share of New Mylan, decrease or delay the expected accretive effect of the Transaction, and/or negatively impact the price of New Mylan ordinary shares.

The occurrence of any of the risks related to the business of Mylan, which are incorporated by reference into this proxy statement/prospectus, or any of the risks described under "—Risks Related to the Business" beginning on page 23 of this proxy statement/prospectus, could have a material adverse effect on New Mylan's business, financial condition, results of operations, cash flows, and/or share price.

NEW MYLAN IS EXPECTED TO BE TREATED AS A NON-U.S. CORPORATION FOR U.S. FEDERAL INCOME TAX PURPOSES. ANY CHANGES TO THE TAX LAWS OR CHANGES IN OTHER LAWS, REGULATIONS, RULES, OR INTERPRETATIONS THEREOF APPLICABLE TO INVERTED COMPANIES AND THEIR AFFILIATES, WHETHER ENACTED BEFORE OR AFTER THE TRANSACTION, MAY MATERIALLY ADVERSELY AFFECT NEW MYLAN.

Under current U.S. law, New Mylan believes that it should not be treated as a U.S. corporation for U.S. federal income tax purposes as a result of the Transaction. Changes to Section 7874 of the Code or the U.S. Treasury Regulations promulgated thereunder, or interpretations thereof, could affect New Mylan's status as a non-U.S. corporation for U.S. federal income tax purposes. Any such changes could have prospective or retroactive application, and may apply even if enacted or promulgated after the Transaction has closed. If New Mylan were to be treated as a U.S. corporation for U.S. federal income tax purposes, it would likely be subject to significantly greater U.S. tax liability than currently contemplated as a non-U.S. corporation.

On August 5, 2014, the U.S. Treasury Department announced that it is reviewing a broad range of authorities for possible administrative actions that could limit the ability of a U.S. corporation to complete a transaction in which it becomes a subsidiary of a non-U.S. corporation (commonly known as an "inversion transaction") or reduce certain tax benefits after an inversion transaction takes place. On September 22, 2014, the U.S. Treasury Department issued a notice announcing its intention to promulgate certain regulations that will apply to inversion transactions completed on or after September 22, 2014.

In the notice, the U.S. Treasury Department also announced that it expects to issue additional guidance to further limit certain inversion transactions. In particular, it is considering regulations that may limit income tax treaty eligibility and the ability of certain foreign-owned U.S. corporations to deduct certain interest payments (so-called "earnings stripping"). Any such future guidance will apply prospectively, but to the extent it applies only to companies that have completed inversion transactions, it will specifically apply to companies that have completed such transactions on or after September 22, 2014. Additionally, there have been recent legislative proposals intended to limit or discourage inversion transactions. Any such future regulatory or legislative actions regarding inversion transactions, if taken, could apply to New Mylan, could disadvantage New Mylan as compared to other corporations, including non-U.S. corporations that have completed inversion transactions prior to September 22, 2014, and could have a material adverse effect on New Mylan's business, financial condition, results of operations, cash flows, and/or share price.

THE IRS MAY NOT AGREE THAT NEW MYLAN SHOULD BE TREATED AS A NON-U.S. CORPORATION FOR U.S. FEDERAL INCOME TAX PURPOSES AFTER THE TRANSACTION.

The U.S. Internal Revenue Service (the "IRS") may not agree that New Mylan should be treated as a non-U.S. corporation for U.S. federal income tax purposes after the Transaction. Although New Mylan will not be incorporated in the United States and is expected to be treated as a non-U.S. corporation for U.S. federal income tax purposes, the IRS may assert that it should be treated as a U.S. corporation for U.S. federal income tax purposes. In addition, there can be no assurance that the relevant facts will not change before the consummation

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of the Transaction in a manner that might cause New Mylan to be treated as a U.S. corporation for U.S. federal income tax purposes. If New Mylan were to be treated as a U.S. corporation for U.S. federal income tax purposes, it would likely be subject to significantly greater U.S. tax liability than currently contemplated as a non-U.S. corporation.

IF THE INTERCOMPANY TERMS OF CROSS BORDER ARRANGEMENTS THAT NEW MYLAN HAS AMONG ITS SUBSIDIARIES ARE DETERMINED TO BE INAPPROPRIATE OR INEFFECTIVE, NEW MYLAN'S TAX LIABILITY MAY INCREASE.

New Mylan will have potential tax exposures resulting from the varying application of statutes, regulations, and interpretations which include exposures on intercompany terms of cross-border arrangements among its subsidiaries (including intercompany loans, sales, and services agreements) in relation to various aspects of its business, including manufacturing, marketing, sales, and delivery functions. Although New Mylan believes its anticipated cross-border arrangements between affiliates are based upon internationally accepted standards, tax authorities in various jurisdictions may disagree with and subsequently challenge the amount of profits taxed in their country, which may result in increased tax liability, including accrued interest and penalties, which would cause New Mylan's tax expense to increase and could have a material adverse effect on New Mylan's business, financial condition, results of operations, cash flows, and/or share price.

THE TRANSACTION MAY NOT GIVE NEW MYLAN THE ABILITY TO ACHIEVE COMPETITIVE FINANCIAL FLEXIBILITY AND THE EXPECTED EFFECTIVE CORPORATE TAX RATE.

New Mylan believes that the Transaction should give it the ability to achieve competitive financial flexibility and a competitive worldwide effective corporate tax rate. Mylan's adjusted tax rate is currently forecasted to be approximately 24-25% in 2014, and New Mylan's adjusted tax rate is expected to be approximately 20-21% in the first full year after the consummation of the Transaction and in the high teens thereafter. Material assumptions underlying New Mylan's expected adjusted tax rates include assumptions relating to the fact that the Business will be operated and held outside the United States and, as such, will be subject to a lower rate of tax than operations in the United States, which will result in a lower blended rate of worldwide tax for New Mylan as compared to Mylan, and the effect of certain internal reorganization transactions, including various intercompany transactions, that are expected to be entered into at the time of the Transaction. New Mylan cannot give any assurance as to what its effective tax rate will be after the Transaction, however, because of, among other reasons, uncertainty regarding the tax policies of the jurisdictions where New Mylan will operate and the potential for tax audits or challenges. New Mylan's actual effective tax rate may vary from its expectation and that variance may be material. Additionally, the tax laws of the United Kingdom, the Netherlands and other jurisdictions could change in the future, and such changes could cause a material change in New Mylan's effective tax rate. Such a material change could have a material adverse effect on New Mylan's business, financial condition, results of operations, cash flows, and/or share price.

UNANTICIPATED CHANGES IN NEW MYLAN'S TAX PROVISIONS OR EXPOSURE TO ADDITIONAL INCOME TAX LIABILITIES AND CHANGES IN INCOME TAX LAWS AND TAX RULINGS MAY HAVE A SIGNIFICANT ADVERSE IMPACT ON NEW MYLAN'S EFFECTIVE TAX RATE AND INCOME TAX EXPENSE.

New Mylan will be subject to income taxes in many jurisdictions. Significant analysis and judgment are required in determining New Mylan's worldwide provision for income taxes. In the ordinary course of business, there are many transactions and calculations where the ultimate tax determination is uncertain. The final determination of any tax audits or related litigation could be materially different from New Mylan's income tax provisions and accruals.

Additionally, changes in the effective tax rate as a result of a change in the mix of earnings in countries with differing statutory tax rates, changes in New Mylan's overall profitability, changes in the valuation of deferred tax assets and liabilities, the results of audits and the examination of previously filed tax returns by taxing authorities, and continuing assessments of New Mylan's tax exposures could impact New Mylan's tax liabilities and affect New Mylan's income tax expense, which could have a material adverse effect on New Mylan's business, financial condition, results of operations, cash flows, and/or share price.

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Finally, potential changes to income tax laws in the U.S. include measures which would defer the deduction of interest expense related to deferred income; determine the foreign tax credit on a pooling basis; tax currently excess returns associated with transfers of intangibles offshore; and limit earnings stripping by expatriated entities. In addition, proposals have been made to encourage manufacturing in the U.S., including reduced rates of tax and increased deductions related to manufacturing. New Mylan cannot determine whether these proposals will be modified or enacted, whether other proposals unknown at this time will be made, or the extent to which the corporate tax rate might be reduced and lessen the adverse impact of some of these proposals. If enacted, and depending on its precise terms, such legislation could materially increase New Mylan's overall effective income tax rate and income tax expense and could have a material adverse effect on New Mylan's business, financial condition, results of operations, cash flows, and/or share price.

NEW MYLAN MAY BE OR BECOME TAXABLE IN A JURISDICTION OTHER THAN THE UNITED KINGDOM AND MAY BE OR BECOME A DUAL RESIDENT COMPANY FOR TAX PURPOSES AND THIS MAY INCREASE THE AGGREGATE TAX BURDEN ON NEW MYLAN.

Based on the currently anticipated management structure of New Mylan and current tax laws of the United States, the United Kingdom, and the Netherlands, as well as applicable income tax treaties, and current interpretations thereof, New Mylan expects to be tax resident solely in the United Kingdom. New Mylan has requested, but has not yet obtained, binding rulings from the tax authorities in the United Kingdom and in the Netherlands confirming this treatment. However, even if such rulings are granted, the applicable tax laws or interpretations thereof may change, or the assumptions on which such rulings were based may differ from the facts. As a consequence, New Mylan may be or become tax resident of a jurisdiction other than the United Kingdom and/or may be or become a dual resident company for tax purposes. If New Mylan were or were to become a dual resident company of the United Kingdom and the Netherlands (or another jurisdiction) for tax purposes, New Mylan would be subject to tax in both jurisdictions. If New Mylan is not tax resident solely in the United Kingdom, New Mylan's overall effective income tax rate and income tax expense could materially increase, which could have a material adverse effect on New Mylan's business, financial condition, results of operations, cash flows, and/or share price.

IF GOODWILL OR OTHER INTANGIBLE ASSETS THAT NEW MYLAN RECORDS IN CONNECTION WITH THE TRANSACTION BECOME IMPAIRED, NEW MYLAN COULD HAVE TO TAKE SIGNIFICANT CHARGES AGAINST EARNINGS.

In connection with the accounting for the Transaction, New Mylan expects to record a significant amount of goodwill and other intangible assets. Under U.S. GAAP, New Mylan must assess, at least annually, whether the value of goodwill and other intangible assets has been impaired. Amortizing intangible assets will also be assessed for impairment in the event of an impairment indicator. Any reduction or impairment of the value of goodwill or other intangible assets will result in a charge against earnings, which could have a material adverse effect on New Mylan's business, financial condition, results of operations, shareholder's equity, and/or share price.

AN INABILITY TO IDENTIFY OR SUCCESSFULLY BID FOR SUITABLE ACQUISITION TARGETS, OR CONSUMMATE AND EFFECTIVELY INTEGRATE RECENT AND FUTURE POTENTIAL ACQUISITIONS, COULD LIMIT NEW MYLAN'S FUTURE GROWTH AND HAVE A MATERIAL ADVERSE EFFECT ON NEW MYLAN'S BUSINESS, FINANCIAL CONDITION, RESULTS OF OPERATIONS, CASH FLOWS, AND/OR SHARE PRICE.

New Mylan intends to continue to seek to expand its product line and/or business platform organically as well as through complementary or strategic acquisitions of other companies, products, or assets or through joint ventures, licensing agreements, or other arrangements. Acquisitions or similar arrangements may prove to be complex and time consuming and require substantial resources and effort. New Mylan may compete for certain acquisition targets with companies having greater financial resources than New Mylan or other advantages over

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New Mylan that may hinder or prevent New Mylan from acquiring a target or completing another transaction, which could also result in significant diversion of management time, as well as substantial out-of-pocket costs.

If an acquisition is consummated, the integration of such acquired business, product, or other assets into New Mylan may also be complex, time consuming, and result in substantial costs and risks. The integration process may distract management and/or disrupt New Mylan's ongoing businesses, which may adversely affect New Mylan's relationships with customers, employees, partners, suppliers, regulators, and others with whom New Mylan has business or other dealings. In addition, there are operational risks associated with the integration of acquired businesses. These risks include, but are not limited to, difficulties in achieving or inability to achieve identified or anticipated financial and operating synergies, cost savings, revenue synergies, and growth opportunities; difficulties in consolidating or inability to effectively consolidate information technology and manufacturing platforms, business applications, and corporate infrastructure; the impact of pre-existing legal and/or regulatory issues, such as quality and manufacturing concerns, among others; the risks that acquired companies do not operate to the same quality, manufacturing, or other standards as New Mylan will; the impacts of substantial indebtedness and assumed liabilities; challenges associated with operating in new markets; and the unanticipated effects of export controls, exchange rate fluctuations, domestic and foreign political conditions, and/or domestic and foreign economic conditions.

New Mylan may be unable to realize synergies or other benefits, including tax savings, expected to result from acquisitions, joint ventures, or other transactions or investments New Mylan may undertake, or New Mylan may be unable to generate additional revenue to offset any unanticipated inability to realize these expected synergies or benefits. Realization of the anticipated benefits of acquisitions or other transactions could take longer than expected, and implementation difficulties, unforeseen expenses, complications and delays, market factors, or deterioration in domestic and global economic conditions could reduce the anticipated benefits of any such transactions. New Mylan also may inherit legal, regulatory, and other risks that occurred prior to the acquisition, whether known or unknown to New Mylan.

Any one of these challenges or risks could impair New Mylan's growth and ability to compete, require New Mylan to focus additional resources on integration of operations rather than other profitable areas, require New Mylan to reexamine its business strategy, or otherwise cause a material adverse effect on New Mylan's business, financial condition, results of operations, cash flows, and/or share price.

NEW MYLAN'S ACTUAL FINANCIAL POSITION AND RESULTS OF OPERATIONS MAY DIFFER MATERIALLY FROM THE UNAUDITED PRO FORMA FINANCIAL INFORMATION INCLUDED IN THIS PROXY STATEMENT/PROSPECTUS.

The unaudited pro forma financial information contained in this proxy statement/prospectus is presented for illustrative purposes only and may not be an indication of what New Mylan's financial position or results of operations would have been had the Transaction been completed on the dates indicated. The unaudited pro forma financial information has been derived from the consolidated financial statements of Mylan and the combined financial statements of the Business and certain adjustments and assumptions have been made regarding New Mylan after giving effect to the Transaction. The information upon which these adjustments and assumptions have been made is preliminary, and these kinds of adjustments and assumptions are difficult to make with complete accuracy. For example, the unaudited pro forma financial information does not reflect all costs that are expected to be incurred by New Mylan in connection with the Transaction. Accordingly, the actual financial position and results of operations of New Mylan following the Transaction may not be consistent with, or evident from, this unaudited pro forma financial information. In addition, the assumptions used in preparing the unaudited pro forma financial information may not prove to be accurate, and other factors may affect New Mylan's business, financial condition, results of operations, cash flows, and/or share price following closing, including, among others, those described herein. See "Unaudited Pro Forma Financial Information" beginning on page 125 of this proxy statement/prospectus.

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NEW MYLAN WILL NEED TO TIMELY AND EFFECTIVELY IMPLEMENT ITS INTERNAL CONTROLS OVER THE BUSINESS'S OPERATIONS AS REQUIRED UNDER THE SARBANES-OXLEY ACT OF 2002.

The audited combined financial statements of the Business included in this proxy statement/prospectus do not include an audit of the Business's internal control over financial reporting. The Business currently operates as a business unit of Abbott and is subject to Abbott's internal controls and procedures adopted pursuant to the requirements of Section 404 of the Sarbanes-Oxley Act of 2002. Following the consummation of the Transaction, New Mylan will need to timely and effectively implement its own internal controls and procedures over the Business necessary for New Mylan to satisfy the requirements of Section 404, including the requirements to provide an annual management assessment of the effectiveness of internal controls over financial reporting and a report by New Mylan's independent registered public accounting firm addressing these assessments. New Mylan intends, to the extent necessary, to take appropriate measures to establish or implement an internal control environment at the Business so that New Mylan meets the requirements of Section 404 of the Sarbanes-Oxley Act of 2002. However, it is possible that New Mylan may experience delays in implementing or be unable to implement the required internal financial reporting controls and procedures with respect to the Business. In addition, in connection with the attestation process required under the Sarbanes-Oxley Act of 2002 by New Mylan's independent registered public accounting firm, New Mylan may encounter problems or delays in completing the implementation of any requested improvements or receiving a favorable attestation. If New Mylan cannot favorably assess the effectiveness of its internal controls over financial reporting, or if New Mylan's independent registered public accounting firm is unable to provide an unqualified attestation report, there could be a material adverse effect on New Mylan's business, financial condition, results of operations, cash flows, and/or share price.

NEW MYLAN WILL INCUR DIRECT AND INDIRECT COSTS AS A RESULT OF THE TRANSACTION.

New Mylan will incur costs and expenses in connection with and as a result of the Transaction. Certain costs, including the costs associated with the consummation of an inversion transaction, are not readily ascertainable and are difficult to quantify and determine. These costs and expenses include professional fees associated with complying with Dutch corporate law and financial reporting requirements, professional fees associated with complying with the tax laws of the United Kingdom, and costs and expenses incurred in connection with holding a majority of the meetings of the New Mylan Board and certain executive management meetings in the United Kingdom, as well as any additional costs New Mylan may incur going forward as a result of its new corporate structure. These costs may materially exceed the costs historically borne by Mylan and the Business, which could have a material adverse effect on New Mylan's business, financial condition, results of operations, cash flows, and/or share price.

Risks Related to the New Mylan Ordinary Shares

SALES OR HEDGING ARRANGEMENTS INVOLVING NEW MYLAN ORDINARY SHARES AFTER THE TRANSACTION MAY NEGATIVELY AFFECT THE MARKET PRICE OF NEW MYLAN ORDINARY SHARES.

The New Mylan ordinary shares issued to Abbott in the Transaction will generally be eligible for immediate resale. Abbott will also be permitted to enter into certain hedging arrangements with respect to the New Mylan ordinary shares issued to Abbott's affiliates in the Transaction. See "Other Related Agreements—Shareholder Agreement" beginning on page 115 of this proxy statement/prospectus. The market price of New Mylan ordinary shares could decline as a result of sales or hedging arrangements involving a large number of New Mylan ordinary shares after the consummation of the Transaction or the perception that these sales or hedging arrangements could occur. These sales or hedging arrangements, or the possibility that these sales or hedging arrangements may occur, also might make it more difficult for New Mylan to obtain additional capital by selling equity securities in the future at a time and at a price that New Mylan deems appropriate.

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After closing, the Business will have certain obligations to provide transition services to Abbott and to manufacture and supply products to Abbott, as described in "Other Related Agreements—Transition Services Agreement" beginning on page 117 of this proxy statement/prospectus and "Other Related Agreements—Manufacturing and Supply Agreements" beginning on page 116 of this proxy statement/prospectus. Accordingly, the Business may need to allocate resources to provide transition services or manufacturing capacity to Abbott in lieu of supplying products for the Business, which could have a negative impact on the Business.

In addition, Abbott or one of its affiliates will continue to own registrations, including marketing authorizations, for certain products of the Business in certain jurisdictions, and disagreements could arise regarding Abbott's or the Business's use of such registrations in the territory allocated to each party.

The risks related to the foregoing relationships between the Business and Abbott could be exacerbated if Abbott fails to perform under the Business Transfer Agreement and related agreements or the Business fails to have necessary systems and services in place when the obligations under the Business Transfer Agreement and related agreements expire, and such risks could have a negative impact on the Business's business, financial condition, results of operations, and/or cash flows.

Risks Related to the Transaction

MYLAN AND ABBOTT MUST OBTAIN REQUIRED APPROVALS AND CONSENTS TO CONSUMMATE THE TRANSACTION, WHICH, IF DELAYED OR NOT GRANTED, MAY JEOPARDIZE OR DELAY THE CONSUMMATION OF THE TRANSACTION, RESULT IN ADDITIONAL EXPENDITURES OF MONEY AND RESOURCES, AND/OR REDUCE THE ANTICIPATED BENEFITS OF THE TRANSACTION.

The Transaction is subject to customary closing conditions. These closing conditions include, among others, the approval by the Mylan shareholders of the Business Transfer Agreement, the effectiveness of New Mylan's registration statement, the receipt of the relevant approvals under the antitrust and competition laws of certain countries under which filings or approvals are required, the substantial completion of the Reorganization and the receipt of certain third-party consents.

The governmental agencies from which the parties will seek certain of these approvals have broad discretion in administering the governing regulations. As a condition to their approval of the Transaction, agencies may impose requirements, limitations, or costs or require divestitures or place restrictions on the conduct of New Mylan's businesses after closing. These requirements, limitations, costs, divestitures, or restrictions could delay the consummation of the Transaction or may reduce the anticipated benefits of the Transaction. Further, no assurance can be given that the required approval by the Mylan shareholders will be obtained or that the required closing conditions will be satisfied, and, if all required consents and approvals are obtained and the closing conditions are satisfied, no assurance can be given as to the terms, conditions, and timing of the consents and approvals. Pursuant to the Business Transfer Agreement, Mylan is generally required to commit to take, and take, any and all steps necessary to avoid or eliminate impediments or objections, if any, that may be asserted by governmental agencies from which the parties seek approvals, including any divestitures needed to obtain any antitrust or competition approvals. If Mylan agrees to any material requirements, limitations, costs, divestitures, or restrictions in order to obtain any approvals required to consummate the Transaction, these requirements, limitations, costs, divestitures or restrictions could adversely affect New Mylan's ability to integrate Mylan's operations with the Business or reduce the anticipated benefits of the Transaction. This could delay the consummation of the Transaction or have a material adverse effect on New Mylan's business, financial condition, results of operations, cash flows, and/or share price.

ANY CHANGES TO THE TAX LAWS MAY JEOPARDIZE OR DELAY THE TRANSACTION.

Each of Mylan's and Abbott's respective obligations to consummate the Transaction is subject to a condition that there shall have been no change in applicable law (whether or not such change in law is yet effective) with respect to Section 7874 of the Code (or any other U.S. tax law), or certain official interpretations thereof, that will, in the opinion of nationally recognized U.S. tax counsel, cause New Mylan to be treated as a U.S. domestic corporation for U.S. federal income tax purposes, and there shall have been no bill that would implement such a change which has been passed in identical (or substantially identical such that a conference committee is not required prior to submission of such legislation for the President of the United States' approval or veto) form by both the U.S. House of Representatives and the U.S. Senate and for which the time period for the President of the United States to sign or veto such bill has not yet elapsed. In the event a party wishes to invoke this condition (referred to in this proxy statement/prospectus as the 7874 condition), the invoking party will solicit the opinion described above of nationally recognized U.S. tax counsel. In the event the 7874 condition is not satisfied, each party will determine, based on the facts and circumstances existing at the applicable time, whether to invoke the 7874 condition and not consummate the Transaction or waive the 7874 condition and consummate the Transaction (assuming the other closing conditions are satisfied or waived). Accordingly, any changes to such laws or regulations could jeopardize or delay the Transaction and/or have a material adverse effect on New Mylan's business, financial condition, results of operations, cash flows, and/or share price.

FAILURE TO CONSUMMATE THE TRANSACTION COULD HAVE A MATERIAL ADVERSE EFFECT ON MYLAN'S BUSINESS, FINANCIAL CONDITION, RESULTS OF OPERATIONS, CASH FLOWS, AND/OR SHARE PRICE.

Mylan will incur significant transaction costs relating to the Transaction, including legal, accounting, financial advisory, regulatory, and other expenses. In general, these expenses are payable by Mylan whether or not the Transaction is completed. In addition, if the Business Transfer Agreement is terminated in certain circumstances, including in the event that certain regulatory approvals are not obtained, approval of the Mylan shareholders is not obtained, or the Mylan Board withdraws its recommendation of the Transaction or approves or recommends an alternative acquisition proposal for Mylan, Mylan will be required, at Abbott's option, to reimburse up to $100,000,000 of Abbott's costs and expenses incurred in connection with the Transaction (including certain restructuring-related taxes). Depending on the amount, the payment of any of these costs could have a material adverse effect on Mylan's business, financial condition, results of operations, cash flows, and/or share price.

UNTIL CONSUMMATION OF THE TRANSACTION AND FOR A CERTAIN PERIOD AFTER CONSUMMATION OF THE TRANSACTION, MYLAN AND NEW MYLAN MAY NOT BE PERMITTED TO ENTER INTO CERTAIN TRANSACTIONS THAT MIGHT OTHERWISE BE BENEFICIAL TO THE SHAREHOLDERS OF MYLAN AND NEW MYLAN, RESPECTIVELY.

Until the consummation of the Transaction or the termination of the Business Transfer Agreement in accordance with its terms, Mylan is prohibited, without the consent of Abbott, from making any acquisition that would be reasonably likely to delay the Transaction in any material respect and from issuing any securities or other equity rights, other than issuances of shares of Mylan common stock in connection with the exercise of outstanding equity rights. In addition, for at least 90 days after closing, New Mylan may not, without the consent of Abbott, issue, or agree to issue, any securities or equity rights, other than issuances of New Mylan ordinary shares in connection with the exercise of outstanding equity rights. The foregoing prohibitions could have the effect of delaying other strategic transactions and may, in some cases, make it impossible to pursue other strategic transactions that are available only for a limited time.

THE BUSINESS RELATIONSHIPS OF MYLAN AND THE BUSINESS, INCLUDING CUSTOMER RELATIONSHIPS, MAY BE SUBJECT TO DISRUPTION DUE TO UNCERTAINTY ASSOCIATED WITH THE TRANSACTION.

Parties with which Mylan and the Business currently do business or may do business in the future, including customers and suppliers, may experience uncertainty associated with the Transaction, including with respect to current or future business relationships with Mylan, the Business, or New Mylan. As a result, the business relationships of Mylan and the Business may be subject to disruptions if customers, suppliers, and others attempt

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to negotiate changes in existing business relationships or consider entering into business relationships with parties other than Mylan or the Business. For example, certain customers and collaborators have contractual consent rights or termination rights that may be triggered by a change of control or assignment of the rights and obligations of contracts that will be transferred in the Transaction. In addition, the contract manufacturing business of New Mylan could be impaired if existing or potential customers of Mylan or the Business determine not to continue or initiate contract manufacturing relationships with New Mylan. These disruptions could have a material adverse effect on the business, financial condition, results of operations, cash flows, and/or share price of Mylan or New Mylan or a material adverse effect on the business, financial condition, results of operations, and/or cash flows of the Business. The effect of such disruptions could be exacerbated by a delay in the consummation of the Transaction or the termination of the Business Transfer Agreement.

IF COUNTERPARTIES TO CERTAIN AGREEMENTS WITH MYLAN OR THE BUSINESS DO NOT CONSENT TO THE TRANSACTION, CHANGE-OF-CONTROL RIGHTS UNDER THOSE AGREEMENTS MAY BE TRIGGERED AS A RESULT OF THE TRANSACTION, WHICH COULD CAUSE NEW MYLAN TO LOSE THE BENEFIT OF SUCH AGREEMENTS AND INCUR MATERIAL LIABILITIES OR REPLACEMENT COSTS.

Mylan and the Business are parties to agreements (including certain agreements with AbbVie Inc.) that contain change-of-control, anti-assignment, or certain other provisions that will be triggered as a result of the Transaction. If the counterparties to these agreements do not consent to the Transaction, the counterparties may have the ability to exercise certain rights (including termination rights), resulting in Mylan or the Business incurring liabilities as a consequence of breaching such agreements, or causing New Mylan to lose the benefit of such agreements or incur costs in seeking replacement agreements.

LOSS OF KEY PERSONNEL COULD LEAD TO LOSS OF CUSTOMERS, BUSINESS DISRUPTION, AND A DECLINE IN REVENUES, ADVERSELY AFFECT THE PROGRESS OF PIPELINE PRODUCTS, OR OTHERWISE ADVERSELY AFFECT THE OPERATIONS OF MYLAN, THE BUSINESS, AND NEW MYLAN.

Current and prospective employees of Mylan and the Business might experience uncertainty about their future roles with New Mylan following the consummation of the Transaction, which might adversely affect Mylan's, the Business's, and New Mylan's ability to retain key managers and other employees. Competition for qualified personnel in the pharmaceutical industry is very intense. The success of New Mylan after the consummation of the Transaction will depend, in part, upon its ability to retain key employees. Mylan or the Business may lose key personnel or New Mylan may be unable to attract, retain, and motivate qualified individuals or the associated costs to New Mylan may increase significantly, which could have a material adverse effect on the business, financial condition, results of operations, cash flows, and/or share price of Mylan or New Mylan or a material adverse effect on the business, financial condition, results of operations, and/or cash flows of the Business.

MYLAN MAY WAIVE ONE OR MORE OF THE CONDITIONS TO THE TRANSACTION WITHOUT RE-SOLICITING MYLAN SHAREHOLDER APPROVAL.

Mylan may determine to waive, in whole or in part, one or more of the conditions to its obligation to complete the Transaction, to the extent permitted by applicable laws. The Mylan Board will evaluate the materiality of any such waiver and its effect on the Mylan shareholders in light of the facts and circumstances at the time to determine whether amendment of this proxy statement/prospectus and re-solicitation of proxies is required or warranted. In some cases, if the Mylan Board determines that such a waiver is warranted but that such waiver or its effect on the Mylan shareholders is not sufficiently material to warrant re-solicitation of proxies, Mylan has the discretion to consummate the Transaction without seeking further Mylan shareholder approval. Any determination whether to waive any condition to the Transaction or as to re-soliciting Mylan shareholder approval or amending this proxy statement/prospectus as a result of a waiver will be made by the Mylan Board at the time of such waiver based on the facts and circumstances as they exist at that time.

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Mylan shareholders are urged to review "The Business of Mylan," "Management's Discussion and Analysis of Financial Condition and Results of Operations of the Business," and "The Business" beginning on pages 121, 136, and 122, respectively, for a description of the historical results of operations, financial condition, and capital resources of Mylan and the Business.

Unaudited Financial Projections of the Business (Pre-Synergies)

	2014	2015	2016	2017	2018	2019
Total Revenue	$1,910	$1,815	$1,746	$1,726	$1,628	$1,527
Adjusted EBITDA	$ 671	$ 644	$ 619	$ 571	$ 535	$ 496
Free Cash Flows	*	$ 490	$ 495	$ 444	$ 446	$ 414

* Not calculated

Unaudited Financial Projections of the Business (Synergized)

	2014	2015	2016	2017	2018	2019
Total Revenue	$1,910	$1,815	$1,746	$1,826	$1,828	$1,827
Adjusted EBITDA	$ 701	$ 674	$ 694	$ 741	$ 775	$ 756
Free Cash Flows (Operational Only)	*	$ 392	$ 433	$ 583	$ 642	$ 627
Free Cash Flows (Operational and Tax)	*	$ 462	$ 503	$ 653	$ 712	$ 697

* Not calculated

Adjusted EBITDA and Free Cash Flows are financial measures that differ from what is reported under U.S. GAAP. For more information, see "Non-GAAP Financial Measures" beginning on page 187 of this proxy statement/prospectus.

Interests of Certain Persons in the Transaction

Overview

In considering the recommendation of the Mylan Board, you should be aware that, similar to other transactions of this type, certain directors and executive officers of Mylan may be deemed to have interests in the Transaction that may be different from, or in addition to, the interests of the Mylan shareholders generally. These interests are described in more detail and quantified below. The Mylan Board was aware of these interests and considered them when it evaluated, negotiated, and approved the Business Transfer Agreement and the Transaction and in making its recommendations to the Mylan shareholders.

The Transaction has certain implications described in more detail below under Mylan's compensation plans and programs and individual arrangements with certain employees (including the executive officers) and also implicates the Transaction-Related Excise Tax. The Mylan Board carefully considered the appropriate manner in which to treat the individual arrangements and equity-based awards of the directors and executive officers in connection with the Transaction and determined that the overall treatment described below serves to (i) minimize cost to Mylan, (ii) maintain proper incentives for the affected individuals to remain with New Mylan and to continue achieving exceptional operating performance, long-term financial objectives, and the creation of shareholder value as they have consistently done in the past, and (iii) ensure that the directors and executive officers of Mylan do not bear the burden of the Transaction-Related Excise Tax, which does not apply to other Mylan shareholders and would deprive them of a substantial portion of the value of the equity-based awards that they hold, when they were critically important to Mylan's past success and in negotiating this transformative opportunity for Mylan and will continue to be critically important to its successful implementation and execution, and our future strategy and performance.

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Individual Arrangements with Executive Officers

Coury Employment Agreement

The Coury Employment Agreement provides, among other things, that if Mr. Coury terminates his employment with Mylan for "good reason" (as defined in the Coury Employment Agreement), he would become entitled to severance and other benefits (including, among other things, a $20 million performance incentive bonus granted thereunder). As a result of the Transaction, Mr. Coury potentially could terminate his employment for good reason. The Mylan Board determined, however, that given the unique terms and structure of the Transaction, among other factors, it was advisable and in the best interests of Mylan to clarify the effect of the Transaction and seek a one-time waiver acknowledging that Mr. Coury does not have good reason to terminate his employment with Mylan as a result of the Transaction, and Mylan has received such waiver from Mr. Coury.

Transition and Succession Agreements

Each of Mylan's current executive officers, among other employees, is party to a Transition and Succession Agreement with Mylan. The Transition and Succession Agreements each provide that, other than in the case of Mr. Coury, if the executive's employment is terminated other than for "cause" (including death or disability) or if the executive terminates his or her employment for "good reason" (each, as defined in the Transition and Succession Agreements), in each case prior to a change in control under certain circumstances (such as in the event the termination arose in connection with the change in control) or within two years following the occurrence of a change in control, the executive would become entitled to certain cash payments and other benefits.

The Transaction potentially constitutes a change in control under the Transition and Succession Agreements, and, in such case, each of Mylan's executive officers, other than Mr. Coury, would be entitled to the compensation and benefits described above upon a qualifying termination following, or, under certain circumstances, prior to, the closing. The Mylan Board determined, however, that given the unique terms and structure of the Transaction, among other factors, it was advisable and in the best interests of Mylan to clarify the effect of the Transaction and seek one-time waivers acknowledging that the Transaction does not constitute a change in control for purposes of the Transition and Succession Agreements, and Mylan has received such waivers from each of the relevant executive officers. Accordingly, the Transaction does not trigger, and Mylan's executive officers will not be entitled to, enhanced severance payments or benefits under the Transition and Succession Agreements as a result of the Transaction.

Retirement Benefit Agreements

Each of Mylan's current named executive officers is also party to a Retirement Benefit Agreement with Mylan that provides for certain lump-sum payments upon a termination of employment following the executive's completion of ten or more years of service with Mylan. Mr. Coury is fully vested in his benefit under his Retirement Benefit Agreement. Each of Ms. Bresch and Messrs. Malik and Sheehan would be entitled to accelerated vesting of such benefit upon a change in control, and would no longer be bound by certain post-termination consulting obligations following termination. The Transaction potentially constitutes a change in control under the Retirement Benefit Agreements. The Mylan Board determined, however, that that given the unique terms and structure of the Transaction, among other factors, it was advisable and in the best interests of Mylan to clarify the effect of the Transaction and seek one-time waivers from each of Ms. Bresch and Messrs. Malik and Sheehan acknowledging that the Transaction does not constitute a change in control for purposes of the Retirement Benefit Agreements, and Mylan has received such waivers from each of them. Accordingly, the Transaction does not trigger, and Ms. Bresch and Messrs. Malik and Sheehan will not be entitled to, accelerated vesting or other benefits under the Retirement Benefit Agreements as a result of the Transaction.

Treatment of Certain Equity-Based Awards

Section 4985 of the Code imposes the Transaction-Related Excise Tax (15% in 2014) on the value of certain equity-based compensation held at any time during the six months before and six months after the closing of

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certain inversion transactions by individuals who were and/or are directors or executive officers of the parties to the transactions and subject to the reporting requirements of Section 16 of the Securities Exchange Act of 1934, as amended, during the same period. The Transaction-Related Excise Tax applies to all payments (or rights to payment) granted to such persons by the party to the transaction to which the individual provides services and its affiliates in connection with the performance of such services if the value of such payment or right is based on (or determined by reference to) the value (or change in value) of stock in the applicable entity or its affiliates (excluding ISOs and holdings in tax-qualified plans), which would include any outstanding (i) unexercised vested or unvested nonqualified stock options or stock appreciation rights, (ii) unvested restricted stock awards, (iii) unvested restricted stock units and performance-based restricted stock units, and (iv) other equity compensation, in each case, held by such directors and executive officers during this twelve-month period. However, the Transaction-Related Excise Tax does not apply to (i) any stock option or stock appreciation right that is exercised prior to the closing of the inversion transaction if income is recognized under Section 83 of the Code on or before such date with respect to the shares acquired as a result of such exercise and (ii) any other specified equity-based compensation that is exercised, sold, exchanged, distributed, cashed-out, or otherwise paid prior to the closing in a transaction in which income, gain, or loss is recognized in full.

The Mylan Board carefully reviewed the two approaches taken by other issuers in similar transactions with respect to the Transaction-Related Excise Tax: (i) accelerating the vesting of equity-based awards such that stock options may be exercised, and other equity-based awards are settled, prior to the transaction so that the Transaction-Related Excise Tax does not apply to them or (ii) providing directors and executive officers with a tax reimbursement payment for the cost of the Transaction-Related Excise Tax. After such review, the Mylan Board determined that neither approach alone would accomplish the objectives noted above and be in the interests of Mylan. In particular, the Mylan Board determined that, given the unique terms and structure of the Transaction, it would be an inefficient use of shareholder resources to provide the directors and executive officers with a tax reimbursement payment covering all outstanding equity-based awards, especially when some of the covered awards are vested or would vest in the ordinary course in a relatively short period following the Transaction. As a result, the Mylan Board determined to utilize a hybrid of these two approaches that takes into account a variety of factors, including the purpose of the types of equity-based awards held by the directors and executive officers and the remaining vesting period of the applicable awards.

Ordinary Course Annual Equity-Based Awards Other than Stock Options Granted in 2014

The Mylan Board has determined that the vesting of all unvested stock options, restricted stock units and performance-based restricted stock units granted to directors and executive officers as part of Mylan's ordinary course annual equity compensation program, other than ISOs (which are not subject to the Transaction-Related Excise Tax) and the stock options granted in 2014 (because of their recent grant and, therefore, strong incentive for retention and shareholder value creation), will be accelerated prior to the closing. The Mylan Board believes that this approach is advisable and in the best interests of Mylan because it avoids the expense to Mylan of providing a tax reimbursement payment for the Transaction-Related Excise Tax with respect to these awards, which the Mylan Board believes the directors and executive officers would likely have eventually received even absent the Transaction given Mylan's expected future performance.

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The estimated values of the ordinary course unvested equity-based awards held by the directors and executive officers of Mylan that will be accelerated prior to the closing are set forth in the table below. The values shown below assume (i) a date of March 31, 2015, the end of the quarter in which we expect the closing to occur, (ii) that no additional equity-based awards will be granted between the date of this proxy statement/prospectus and such date, and (iii) a Mylan share price of $51.70, the average closing market price of Mylan's common shares over the five business days following the public announcement of the Transaction. The value of each unvested stock option is calculated as the difference between (i) $51.70 and (ii) its exercise price. The actual values of the accelerated equity-based awards will be calculated based on the value of the outstanding and unvested equity-based awards as of the date of acceleration and the closing price of Mylan's shares on such date.

Name	Equity-Based Awards(1)	
Executive Officers		
Robert J. Coury	$	10,693,599
Heather Bresch	$	10,509,817
Rajiv Malik	$	6,047,321
John D. Sheehan, C.P.A.	$	3,170,930
Harry Korman(2)	$	—
Anthony Mauro	$	2,058,949
Directors		
Wendy Cameron	$	186,585
Hon. Robert J. Cindrich	$	186,585
JoEllen Lyons Dillon	$	186,585
Neil Dimick, C.P.A.	$	186,585
Melina Higgins	$	186,585
Douglas J. Leech, C.P.A.	$	186,585
Joseph C. Maroon, M.D.	$	186,585
Mark W. Parrish	$	186,585
Rodney L. Piatt, C.P.A.	$	186,585
Randall L. (Pete) Vanderveen, Ph.D., R.Ph	$	186,585

(1) Reflects the value of the accelerated vesting of the ordinary course annual equity-based awards held by Mylan's directors and executive officers, other than ISOs and stock options granted in 2014. The accelerated restricted stock units held by non-executive directors would vest absent the Transaction on April 11, 2015, approximately two weeks following the end of the quarter in which we expect the closing to occur.

(2) Mr. Korman retired from Mylan effective July 1, 2014, and is not expected to be subject to the Transaction-Related Excise Tax.

One-Time Special Performance-Based Program and 2014 Stock Option Grants

As discussed in detail in Mylan's Proxy Statement for the 2014 Annual Meeting of Mylan Shareholders, in March 2014, the Mylan Board granted awards under the One-Time Special Performance-Based Program to retain and further align more than 100 key employees with long-term shareholder interests and further motivate them to achieve Mylan's ambitious goals of achieving at least $6.00 of adjusted diluted EPS by the end of 2018 and deliver significant additional shareholder value over that period. The awards granted pursuant to the One-Time Special Performance-Based Program provide for the possibility of accelerated vesting upon a change in control, and the Transaction constitutes a potential change in control under the terms of such awards. Due to the critical role of these awards in driving Mylan toward its goal of achieving at least $6.00 of adjusted diluted EPS by the end of 2018, the Mylan Board determined that it was advisable and in the best interests of Mylan to seek waivers of the accelerated vesting of such awards, and Mylan has received such a waiver from each of the relevant participants. Accordingly, the vesting of these awards held by executive officers will not be accelerated in connection with the Transaction. In addition, because of their recent grant and, therefore, strong incentive for retention and shareholder value creation, the vesting of stock options granted in 2014 will not be accelerated in

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connection with the Transaction. Instead, the Mylan Board has determined that the directors and executive officers will be entitled to a tax reimbursement payment from Mylan or New Mylan with respect to the Transaction-Related Excise Tax imposed on awards granted under the One-Time Special Performance-Based Program and the stock options granted in 2014, so that, on a net after-tax basis, they will be in the same position as if the Transaction-Related Excise Tax had not been imposed. These amounts would be paid following the closing, which is subject to, among other things, approval of the Business Transfer Agreement by the Mylan shareholders. The actual amounts due will be determinable following the closing. The Mylan Board believes that the exceptional and unique nature of this program and the strong incentives inherent in the stock options granted in 2014 warrant the limited cost of the tax reimbursement payment, particularly when viewed in relation to both the anticipated benefits of the Transaction and, with respect to the awards under the One-Time Special Performance-Based Program, the shareholder value that is expected to be created if the goal of achieving adjusted diluted EPS of at least $6.00 by the end of 2018 is achieved. **Payment of the excise tax plus tax reimbursement will result in no unique benefit to the directors and executive officers but is intended only to place them in the same position as other equity-based award holders after the Transaction.**

It is anticipated that the Mylan directors and executive officers will exercise most or all of their stock options (except for ISOs and stock options granted in 2014) prior to the Transaction in order to avoid the application of the Transaction-Related Excise Tax and will also sell some or all of the shares underlying the stock options that were vested as of November 4, 2014 to mitigate the tax and other costs imposed on them from such exercise and the Transaction.

No Mylan director or executive officer will receive a tax reimbursement payment for any taxes imposed on the exchange of shares of Mylan common stock held by such director or executive officer for New Mylan ordinary shares or any Transaction-Related Excise Tax imposed on stock options granted prior to 2014 that such director or executive officer is able to but chooses not to exercise prior to the consummation of the Transaction.

The estimated costs of the tax reimbursement payments with respect to the awards under the One-Time Special Performance-Based Program and 2014 stock option grants are set forth in the table below. In addition, the cost of the tax reimbursement shown for Mr. Malik includes the estimated cost of providing him with a tax equalization payment pursuant to his employment agreement for the incremental income taxes he will incur with respect to the exercise and settlement of his equity-based awards described above as a result of his expatriate assignment from India to the United States. This tax equalization payment does not represent cash received by Mr. Malik, but rather is paid by Mylan to the appropriate taxing authorities. The costs shown below assume (i) a date of March 31, 2015, the end of the quarter in which we expect the closing to occur, (ii) that no additional equity-based awards will be granted between the date of this proxy statement/prospectus and such date, (iii) a fair value of $9.13 per stock appreciation right granted under the One-Time Special Performance-Based Program, (iv) a fair value of $14.85 per stock option granted to executive officers in 2014 and a fair value of $18.10 per stock option granted to directors in 2014, (v) a 15% Transaction-Related Excise Tax rate, (vi) a combined U.S. federal, state, and local tax rate of 46.02%, and (vii) an Indian tax rate of 33.99% (including applicable surcharges). The actual cost of the tax reimbursement payments that will be made will be calculated following the closing date of the Transaction.

Name	Tax Reimbursement
Executive Officers	
Robert J. Coury	$ 3,839,899
Heather Bresch	$ 5,282,654
Rajiv Malik	$ 9,455,772
John D. Sheehan, C.P.A.	$ 970,000
Harry Korman(1)	$ —
Anthony Mauro	$ 953,619
Directors	
Wendy Cameron	$ 20,714
Hon. Robert J. Cindrich	$ 20,714
JoEllen Lyons Dillon	$ 20,714
Neil Dimick, C.P.A.	$ 20,714
Melina Higgins	$ 20,714
Douglas J. Leech, C.P.A.	$ 20,714
Joseph C. Maroon, M.D.	$ 20,714
Mark W. Parrish	$ 20,714
Rodney L. Piatt, C.P.A.	$ 20,714
Randall L. (Pete) Vanderveen, Ph.D., R.Ph	$ 20,714

(1) Mr. Korman retired from Mylan effective July 1, 2014, and is not expected to be subject to the Transaction-Related Excise Tax.

Indemnification of Directors and Officers

The Mylan Bylaws provide that each person who is or was serving as a director or officer of Mylan, or any person who is or was serving at the request of Mylan as a director, officer, employee, or agent of another corporation or of a partnership, joint venture, trust, or other enterprise, shall be entitled to indemnification as and to the fullest extent permitted by law, including the PBCL or any successor statutory provision, as from time to time amended. The Mylan Bylaws also limit the personal liability of the directors to the fullest extent permitted by the PBCL. The Mylan Bylaws provide that Mylan may maintain an insurance policy which insures Mylan and any directors, officers, or other persons serving at the request of Mylan as described in this paragraph against certain liabilities which might be incurred in connection with the performance of their duties.

In addition, Mylan has indemnification agreements with its directors and contractual indemnification obligations to certain of its officers, which provide that Mylan will indemnify such persons against any and all expenses, liabilities, and losses incurred by such person in connection with any threatened, pending, or completed claim, action, suit, proceeding, or investigation (provided generally that any such claim, action, suit, proceeding, or investigation initiated by the indemnitee was authorized by the Mylan Board) to which such person was or is a party, or is threatened to be made a party, because such person is or was a director or officer of Mylan or of any of its subsidiaries, or served at the request of Mylan as a director, officer, trustee, employee, or agent of another entity.

In order to continue to retain and attract highly experienced and capable persons to serve as directors and officers of New Mylan, the New Mylan Articles provide that, to the fullest extent permitted by Dutch or other applicable law, New Mylan will indemnify any director or officer who was or is in his or her capacity as director or officer a party or is threatened to be made a party to or is otherwise involved in any action, suit, or proceeding, whether civil, criminal, administrative, or investigative (whether brought by or in the name of New Mylan or otherwise) against all expense, liability, and loss reasonably incurred or suffered by such director or officer in connection with such action, suit, or proceeding.

In addition, it is expected that indemnification agreements, similar to those currently in place between Mylan and its directors and officers, will be entered into by New Mylan and its directors and officers to provide for comparable indemnification rights to the fullest extent permitted under Dutch law.

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Golden Parachute Compensation

The table below shows the compensation that is based on or otherwise relates to the Transaction and that is potentially payable to Mylan's named executive officers identified in Mylan's most recent Proxy Statement for the 2014 Annual Meeting of Mylan Shareholders (i.e., principal executive officer, principal financial officer and the three other most highly compensated executive officers as determined for Mylan's most recent annual proxy statement), as required by Item 402(t) of Regulation S-K, assuming a date of March 31, 2015, the end of the quarter in which we expect the closing to occur.

Mylan shareholders are being asked to approve, on a non-binding advisory basis, specified compensatory arrangements between Mylan and its named executive officers relating to the Transaction (see "Proposal 2: Non-Binding Advisory Vote on Specified Compensatory Arrangements with Named Executive Officers of Mylan" beginning on page 119 of this proxy statement/prospectus). Because the vote to approve such compensation is advisory only, it will not be binding on Mylan. Accordingly, if the Business Transfer Agreement is approved by the Mylan shareholders and the Transaction is completed, the compensation will be payable regardless of the outcome of the vote to approve such compensation.

Name	Equity-Based Awards(1)	Tax Reimbursement(2)	Total
Robert J. Coury	$ 10,693,599	$ 3,839,899	$14,533,498
Heather Bresch	$ 10,509,817	$ 5,282,654	$15,792,471
Rajiv Malik	$ 6,047,321	$ 9,455,772	$15,503,093
John D. Sheehan, C.P.A.	$ 3,170,930	$ 970,000	$ 4,140,930
Harry Korman(3)	$ —	$ —	$ —

(1) Reflect the value of the accelerated vesting of the ordinary course annual equity-based awards held by Mylan's executive officers (other than ISOs and stock options granted in 2014). The acceleration of these equity awards is deemed to be "single-trigger" because it will occur prior to the closing and is not conditioned upon a termination or a resignation of service. The values shown above assume (i) that no additional equity-based awards will be granted between the date of this proxy statement/prospectus and March 31, 2015, the end of the quarter in which we expect the closing to occur, and (ii) a Mylan share price of $51.70, the average closing market price of Mylan's common shares over the five business days following the public announcement of the Transaction.

(2) Reflect the estimated costs of the tax reimbursement payments with respect to the awards under the One-Time Special Performance-Based Program and stock options granted in 2014. In addition, the cost of the tax reimbursement shown for Mr. Malik includes the estimated cost of providing him with a tax equalization payment pursuant to his employment agreement for the incremental income taxes he will incur with respect to the exercise and settlement of his equity-based awards described above as a result of his expatriate assignment from India to the United States. This tax equalization payment does not represent cash received by Mr. Malik, but rather is paid by Mylan to the appropriate taxing authorities. The tax reimbursement payments are deemed to be "single-trigger" because they will be paid immediately following the closing and are not conditioned upon a termination or a resignation of service. The values shown above assume (i) a date of March 31, 2015, the end of the quarter in which we expect the closing to occur, (ii) that no additional equity-based awards will be granted between the date of this proxy statement/prospectus and such date, (iii) a fair value of $9.13 per stock appreciation right granted under the One-Time Special Performance-Based Program, (iv) a fair value of $14.85 per stock option granted to executive officers in 2014 and a fair value of $18.10 per stock option granted to directors in 2014, (v) a 15% Transaction-Related Excise Tax rate, (vi) a combined U.S. federal, state, and local tax rate of 46.02%, and (vii) an Indian tax rate of 33.99% (including applicable surcharges). The actual cost of the tax reimbursement payments that will be made will be calculated following the closing date of the Transaction.

(3) Mr. Korman retired from Mylan effective July 1, 2014, and is not expected to be subject to the Transaction-Related Excise Tax.

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U.S. Federal Income Tax Considerations

Scope of Discussion

The discussion below is based upon the existing provisions of the Code, applicable U.S. Treasury Regulations, judicial authority, administrative rulings effective as of the date hereof, and the income tax treaty between the United Kingdom and the United States ("Tax Treaty"). These laws and authorities are subject to change, possibly with retroactive effect. Any such change could produce tax consequences to Mylan, New Mylan, and the holders of Mylan common stock and New Mylan ordinary shares that are different than those described herein. The discussion below does not address any state, local or foreign tax consequences or any U.S. federal tax consequences other than U.S. federal income tax consequences (such as estate and gift tax consequences or U.S. Medicare contribution tax consequences that may be applicable to a holder).

The discussion below is limited to U.S. Holders and non-U.S. Holders, in each case, who hold shares of Mylan common stock or New Mylan ordinary shares as capital assets within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion is only a summary of the material U.S. federal income tax consequences of the Transaction and does not purport to be a complete analysis or listing of all of the potential tax effects relevant to a decision on whether to approve the Business Transfer Agreement. In particular, the tax treatment of holders will vary depending upon their particular situations and, except as otherwise noted, this discussion does not deal with all U.S. federal income tax considerations that may be relevant to particular holders in light of their particular circumstances, such as holders who are dealers in securities, who are subject to the alternative minimum tax provisions of the Code, that are banks, financial institutions, insurance companies, or tax-exempt entities, who own, directly, indirectly or constructively, 10% or more of the outstanding Mylan common stock or New Mylan ordinary shares, who do not hold their Mylan common stock or their New Mylan ordinary shares as a capital asset, who acquired their Mylan common stock in connection with stock option or stock purchase plans or in other compensatory transactions, who hold Mylan common stock or New Mylan ordinary shares as part of an integrated investment (including a "straddle") comprised of Mylan common stock or New Mylan ordinary shares, as the case may be, and one or more other positions, or who may hold Mylan common stock or New Mylan ordinary shares subject to the constructive sale provisions of Section 1259 of the Code.

If a partnership (or an entity treated as a partnership for U.S. federal income tax purposes) holds shares of Mylan common stock or New Mylan ordinary shares, the tax treatment of a partner generally will depend on the status of the partner and on the activities of the partnership. Partners of partnerships holding Mylan common stock or New Mylan ordinary shares should consult their own tax advisors.

For purposes of this discussion, a "U.S. Holder" is a beneficial owner of Mylan common stock or New Mylan ordinary shares that is, for U.S. federal income tax purposes, (i) an individual who is a citizen or resident of the United States, (ii) a U.S. corporation or an entity taxable as a U.S. corporation, (iii) an estate whose income is subject to U.S. federal income tax regardless of its source, or (iv) a trust if (x) a U.S. court can exercise primary supervision over the trust's administration and (y) one or more U.S. persons are authorized to control all substantial decisions of the trust.

For purposes of this discussion, a "non-U.S. Holder" is a beneficial owner of Mylan common stock or New Mylan ordinary shares that is not a U.S. Holder or a partnership (or an entity treated as a partnership for U.S. federal income tax purposes).

Mylan and New Mylan have not requested and do not intend to request a ruling from the IRS with respect to the Transaction. It is possible that the IRS may take positions concerning the tax consequences of the Transaction that are different than those stated below, and such positions could be sustained.

Tax Consequences of the Transaction to Mylan and New Mylan

Neither Mylan nor New Mylan will recognize gain or loss in the Transaction.

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The U.S. Anti-Inversion Rules

New Mylan is incorporated in the Netherlands. Generally, corporations incorporated outside of the United States are not treated as U.S. corporations for U.S. federal income tax purposes. However, as described below, Section 7874 of the Code treats certain corporations incorporated outside the United States as U.S. corporations for U.S. federal income tax purposes. New Mylan believes that it should not be treated as a U.S. corporation for U.S. federal income tax purposes as a result of the Transaction. The IRS might disagree and assert that, under Section 7874 of the Code, New Mylan should be treated as a U.S. corporation for U.S. federal income tax purposes. If the IRS were to successfully assert that New Mylan should be treated as a U.S. corporation for U.S. federal income tax purposes, New Mylan would likely be subject to significantly greater U.S. tax liability than currently contemplated as a non-U.S. corporation.

Under Section 7874 of the Code, New Mylan would be treated as a U.S. corporation for U.S. federal income tax purposes if, after the Transaction, former shareholders of Mylan own (within the meaning of Section 7874 of the Code) 80% or more (by vote or value) of New Mylan ordinary shares by reason of holding Mylan common stock. New Mylan expects that former shareholders of Mylan should own less than 80% (by both vote and value) of New Mylan ordinary shares after the Transaction by reason of their ownership of Mylan common stock. As a result, New Mylan believes that it should not be treated as a U.S. corporation for U.S. federal income tax purposes as a result of the Transaction.

Changes to Section 7874 of the Code, or the U.S. Treasury Regulations promulgated thereunder, could affect New Mylan's status as a non-U.S. corporation for U.S. federal income tax purposes. Any such changes could have prospective or retroactive application, and may apply even if enacted or promulgated after the Transaction has closed.

On August 5, 2014, the U.S. Treasury Department announced that it is reviewing a broad range of authorities for possible administrative actions that could limit the ability of a U.S. corporation to complete an inversion transaction or reduce certain tax benefits after an inversion transaction takes place. On September 22, 2014, the U.S. Treasury Department issued a notice announcing its intention to promulgate certain regulations that will apply to inversion transactions completed on or after September 22, 2014.

In the notice, the U.S. Treasury Department also announced that it expects to issue additional guidance to further limit certain inversion transactions. In particular, it is considering regulations that may limit income tax treaty eligibility and the ability of certain foreign-owned U.S. corporations to engage in earnings stripping. Any such future guidance will apply prospectively, but to the extent it applies only to companies that have completed inversion transactions, it will specifically apply to companies that have completed such transactions on or after September 22, 2014. Additionally, there have been recent legislative proposals intended to limit or discourage inversion transactions. Any such future regulatory or legislative actions regarding inversion transactions, if taken, could apply to New Mylan and have a material adverse effect on New Mylan's business, financial condition, results of operations, cash flows, and/or share price.

For more information about the risks relating to administrative or legislative actions, see "Risk Factors—Risks Related to the Business of New Mylan—New Mylan is expected to be treated as a non-U.S. corporation for U.S. federal income tax purposes. Any changes to the tax laws or changes in other laws, regulations, rules, or interpretations thereof applicable to inverted companies and their affiliates, whether enacted before or after the Transaction, may materially adversely affect New Mylan" beginning on page 16 of this proxy statement/prospectus.

The remainder of this discussion assumes that New Mylan will be treated as a non-U.S. corporation for U.S. federal income tax purposes. The U.S. federal income tax consequences of owning New Mylan ordinary shares would be materially different than those stated herein if, notwithstanding New Mylan's expectation, New Mylan were to be treated as a U.S. corporation for U.S. federal income tax purposes.

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Limitation on the Utilization of Mylan's (and its U.S. Affiliates') Tax Attributes

Under Section 7874 of the Code, if, during the ten-year period beginning on the date of the Transaction, Mylan (or one of its U.S. affiliates) were to recognize certain income or gain, including from the transfer of shares or the sale or license of certain property, then Mylan (or its U.S. affiliate) would not be able to utilize certain U.S. tax attributes (including net operating losses and certain tax credits) to offset such U.S. taxable income.

Tax Consequences of the Transaction to Holders of Mylan Common Stock

U.S. Holders

Although you should consult with your personal tax advisor, New Mylan believes that the receipt of the New Mylan ordinary shares in exchange for shares of Mylan common stock pursuant to the Transaction will be a taxable transaction for U.S. federal income tax purposes. Therefore, generally, a U.S. Holder will recognize capital gain or loss equal to the difference between (i) the shareholder's adjusted tax basis in the shares of the Mylan common stock exchanged and (ii) the fair market value of the New Mylan ordinary shares received in the Transaction. A U.S. Holder's adjusted tax basis in the shares of Mylan common stock generally should equal the holder's purchase price for the shares, as adjusted to take into account stock dividends, stock splits or similar transactions.

Capital gains of a non-corporate U.S. Holder (including an individual) will be eligible for the preferential U.S. federal income tax rates applicable to long-term capital gains if the U.S. Holder has held its Mylan common stock for more than one year as of the closing date of the Transaction. The deductibility of capital losses is subject to limitations. If a U.S. Holder acquired different blocks of shares of Mylan common stock at different times or different prices, the U.S. Holder must determine its tax basis and holding period separately with respect to each block of Mylan common stock. Any gain or loss recognized by a U.S. Holder will be treated as U.S. source gain or loss, unless (1) the shares are attributable to an office or other fixed place of business of the U.S. Holder outside the United States or the U.S. Holder has a tax home outside the United States and (2) the U.S. Holder pays an income tax to a foreign country of at least 10% on the income, if any, from the disposition.

A U.S. Holder will have an aggregate tax basis in the New Mylan ordinary shares received in the Transaction that is equal to the fair market value of the New Mylan ordinary shares as of the effective date of the Transaction, and the holding period of the New Mylan ordinary shares will begin on the day after the Transaction becomes effective.

Except in the case of certain corporations or other exempt holders, New Mylan ordinary shares received by a U.S. Holder in the Transaction may be subject to U.S. information reporting requirements and may be subject to backup withholding unless the U.S. Holder provides an accurate taxpayer identification number on a properly completed IRS Form W-9 (or appropriate successor form) and certifies that no loss of exemption from backup withholding has occurred. The amount of any backup withholding will be allowed as a refund or credit against a holder's U.S. federal income tax liability, provided that certain required information is timely furnished to the IRS.

U.S. Holders who hold shares of both Mylan and Abbott at the time of the Transaction, or who acquire a percentage interest in New Mylan that is greater than or equal to their percentage interest in Mylan as a result of acquisitions of New Mylan ordinary shares in connection with the Transaction, may be subject to different treatment in the Transaction, as described below under "—Special Consequences of the Transaction to Holders of Mylan Common Stock That Also Own Abbott Common Shares, or That Acquire Additional New Mylan Ordinary Shares in Connection with the Transaction."

Mylan recommends that U.S. Holders consult their own tax advisors as to the particular tax consequences of the Transaction, including the effect of U.S. federal, state and local tax laws or foreign tax laws.

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Non-U.S. Holders

A non-U.S. Holder generally will not be subject to U.S. federal income tax on any gain unless:

- the gain is "effectively connected" with the non-U.S. Holder's conduct of a trade or business in the United States, and, if required by an applicable income tax treaty as a condition for subjecting the holder to U.S. federal income taxation on a net income basis, the gain is attributable to a U.S. permanent establishment of the non-U.S. Holder;
- the non-U.S. Holder is an individual who is present in the United States for 183 days or more during the taxable year of the Transaction and certain other conditions are satisfied; or
- Mylan common stock constitutes a "U.S. real property interest" by reason of Mylan's status as a U.S. real property holding corporation for U.S. federal income tax purposes at any time during the shorter of the period that the non-U.S. Holder owned Mylan common stock or the five-year period ending on the date of the exchange, and the non-U.S. Holder is not eligible for any special exemption or the exception from the definition of U.S. real property interest for certain interests in publicly traded corporations. Mylan believes that for the relevant five-year period it was not, currently is not, and does not anticipate becoming, a U.S. real property holding corporation. Mylan recommends that non-U.S. Holders consult their own tax advisors regarding the potential tax consequences if Mylan is treated as a U.S. real property holding corporation.

If the gain is "effectively connected" with the non-U.S. Holder's conduct of a trade or business in the United States and, if required by an applicable income tax treaty, the gain is attributable to a U.S. permanent establishment of the non-U.S. Holder, the non-U.S. Holder will be subject to tax under the rules described above as if it were a U.S. Holder of Mylan common stock and, in the case of a non-U.S. corporation, may be subject to an additional "branch profits tax" at a 30% rate (or such lower rate as may be specified by an applicable income tax treaty). An individual non-U.S. Holder of Mylan common stock who is present in the United States for 183 days or more during the taxable year of the Transaction and satisfies certain other conditions will be subject to U.S. federal income tax at a 30% rate (or such lower rate as may be specified by an applicable income tax treaty) on the gain, which may be offset by U.S. source capital losses of the non-U.S. Holder so long as the non-U.S. Holder has timely filed U.S. federal income tax returns with respect to such losses.

A non-U.S. Holder will not be subject to U.S. backup withholding if it provides a certification of foreign status on a properly completed IRS Form W-8BEN or W-8BEN-E (or other applicable form). Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against the non-U.S. Holder's U.S. federal income tax liability, so long as the required information is timely furnished to the IRS.

If a non-U.S. Holder is a citizen or resident of, or otherwise subject to taxation in, a country other than the United States, the foreign tax consequences of the receipt of New Mylan ordinary shares pursuant to the Transaction will depend on the applicable tax laws in such country.

Non-U.S. Holders who hold shares of both Mylan and Abbott at the time of the Transaction, or who acquire a percentage interest in New Mylan that is greater than or equal to their percentage interest in Mylan as a result of acquisitions of New Mylan ordinary shares in connection with the Transaction, may be subject to different treatment in the Transaction, as described below under "—Special Consequences of the Transaction to Holders of Mylan Common Stock That Also Own Abbott Common Shares, or That Acquire Additional New Mylan Ordinary Shares in Connection with the Transaction."

All non-U.S. Holders may be subject to withholding at a 30% rate (or such lower rate as may be specified by an applicable income tax treaty) on the full fair market value of the New Mylan ordinary shares received in the Transaction, as described below.

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Mylan recommends that non-U.S. Holders consult their own tax advisors as to the particular tax consequences of the Transaction, including the effect of U.S. federal, state, and local tax laws or foreign tax laws.

Special Consequences of the Transaction to Holders of Mylan Common Stock That Also Own Abbott Common Shares, or That Acquire Additional New Mylan Ordinary Shares in Connection with the Transaction

For a holder of Mylan common stock that is subject to Section 304 of the Code, the U.S. federal income tax treatment of the Transaction will differ from that described above.

Generally, a holder of Mylan common stock will not be subject to Section 304 of the Code if the holder (i) has a minimal percentage interest in Mylan and exercises no control over Mylan's corporate affairs and (ii) owns (including by attribution) a percentage interest in New Mylan after the Transaction that is less than the holder's percentage interest in Mylan immediately before the Transaction. A holder's percentage interest in New Mylan will be smaller than such holder's percentage interest in Mylan if (i) at the time of the Transaction such holder owns no Abbott common shares (or owns a percentage interest in Abbott that is smaller than such holder's percentage interest in Mylan) and (ii) does not acquire any additional New Mylan ordinary shares in connection with the Transaction.

Section 304 may apply to other holders of Mylan common stock. **Mylan recommends that holders that own (including by attribution) a percentage interest in New Mylan after the Transaction that is equal to or greater than the holder's percentage interest in Mylan immediately before the Transaction consult their own tax advisors.**

If Section 304 applies to a holder of Mylan common stock, the holder will be treated as receiving a distribution in respect of the New Mylan ordinary shares it receives in the Transaction. Such distribution will be taxable as a dividend (in an amount equal to the fair market value of the New Mylan ordinary shares received) to the extent of the holder's allocable share of the earnings and profits of Mylan and New Mylan. To the extent that the amount of any distribution under Section 304 exceeds Mylan's and New Mylan's current and accumulated earnings and profits for the taxable year of the Transaction, the distribution will first be treated as a tax-free return of capital, causing a reduction in the holder's adjusted tax basis in its Mylan common stock, and to the extent the amount of the distribution exceeds such tax basis, the excess will be taxed as capital gain recognized on a sale or exchange of such holder's Mylan common stock. The amount of any such gain will be taxed as described above under "Tax Consequences of the Transaction to Holders of Mylan Common Stock—U.S. Holders" and "—Non-U.S. Holders," as applicable.

For U.S. Holders, dividends are generally taxable as ordinary income. However, non-corporate U.S. Holders may be eligible for a reduced rate of taxation on deemed dividends arising under Section 304, subject to exceptions for short-term and hedged positions. For corporate U.S. Holders, dividends (a) generally will be eligible for a dividends-received deduction (subject to certain requirements and limitations) to the extent they are attributable to Mylan's (and not New Mylan's) earnings and profits and (b) may be subject to the "extraordinary dividend" provisions of the Code.

For non-U.S. Holders, the receipt of any amounts treated as a dividend to the extent they are attributable to Mylan's (and not New Mylan's) earnings and profits generally will be subject to U.S. withholding tax at a 30% rate (or such lower rate as may be specified by an applicable income tax treaty). However, because the application of Section 304 depends on a holder's particular circumstances, withholding agents may not be able to determine whether a holder is treated as receiving a dividend for U.S. federal income tax purposes. Therefore, withholding agents may withhold against all non-U.S. Holders at a 30% rate (or such lower rate as may be specified by an applicable income tax treaty) on the full fair market value of the New Mylan ordinary shares received. Proposed but not finalized U.S. Treasury Regulations would allow a withholding agent to establish special procedures allowing non-U.S. Holders that are exempt from such withholding tax to certify their exemption to the withholding agent, however it is uncertain whether withholding agents will establish such procedures. If a withholding agent withholds a portion of the New Mylan ordinary shares to be received by a non-U.S. Holder that is exempt from such withholding, the non-U.S. Holder may apply for a refund.

In order to obtain a reduced rate of withholding under a tax treaty, a non-U.S. Holder claiming such reduced rates will be required to deliver a properly completed IRS Form W-8BEN or W-8BEN-E (or other applicable form) to the applicable withholding agent before New Mylan ordinary shares are paid pursuant to the Transaction. Non-U.S. Holders may seek a refund from the IRS of amounts withheld on distributions in excess of their allocable share of Mylan's current and accumulated earnings and profits, to the extent such amounts are not otherwise subject to U.S. federal income tax.

A holder that receives a dividend under Section 304 of the Code should be aware that a U.S. law commonly referred to as FATCA potentially imposes a withholding tax of 30% on payments of dividends on the equity of a U.S. issuer to (a) a foreign financial institution (as a beneficial owner or as an intermediary), unless such institution enters into an agreement with the U.S. government (or is required by applicable local law under an intergovernmental agreement with the U.S. government) to collect and provide to the U.S. or other relevant tax authorities certain information regarding U.S. account holders of such institution; or (b) a foreign entity (as a beneficial owner) that is not a financial institution unless the entity provides the withholding agent with a certification that it does not have any substantial U.S. owners or that identifies its substantial U.S. owners, which generally includes any specified U.S. person that directly or indirectly owns more than a specified percentage of the entity. Mylan recommends that non-U.S. Holders, and any U.S. Holders that own Mylan common stock through a non-U.S. intermediary, consult their own tax advisors regarding FATCA.

The receipt of New Mylan ordinary shares in the Transaction may also be subject to backup withholding, as described above.

Section 304 and the regulations and guidance thereunder are complex. Mylan recommends that a holder that actually or constructively owns both Mylan common stock and Abbott common shares, or that purchases additional New Mylan ordinary shares in connection with the Transaction, consult its own tax advisors with respect to the application of Section 304 in its particular circumstances (including as to its tax basis in the shares subject to Section 304). Mylan recommends that a holder of Mylan common stock that also owns Abbott common shares consult its own tax advisors regarding the possible desirability of selling its shares in either Mylan or Abbott prior to the Transaction or in New Mylan immediately after the Transaction.

IF A HOLDER IS SUBJECT TO U.S. FEDERAL INCOME TAX WITHHOLDING, BACKUP WITHHOLDING OR FATCA WITHHOLDING ON ALL OR ANY PORTION OF THE NEW MYLAN ORDINARY SHARES RECEIVED IN THE TRANSACTION, THEN THE APPLICABLE WITHHOLDING AGENT WILL GENERALLY BE REQUIRED TO WITHHOLD THE APPROPRIATE AMOUNT EVEN THOUGH THERE IS NO CASH FROM WHICH TO SATISFY ITS WITHHOLDING OBLIGATION. TO SATISFY THIS WITHHOLDING OBLIGATION, THE APPLICABLE WITHHOLDING AGENT MAY COLLECT THE AMOUNT OF U.S. FEDERAL INCOME TAX REQUIRED TO BE WITHHELD BY REDUCING TO CASH FOR REMITTANCE TO THE IRS A SUFFICIENT PORTION OF THE NEW MYLAN ORDINARY SHARES THAT THE HOLDER WOULD OTHERWISE RECEIVE, AND THE HOLDER MAY BEAR BROKERAGE OR OTHER COSTS FOR THIS WITHHOLDING PROCEDURE.

Tax Consequences of Holding Shares in New Mylan

U.S. Holders

Dividends. The gross amount of cash distributions on New Mylan ordinary shares (including amounts withheld in respect of taxes, if any) will be taxable as dividends to the extent paid out of New Mylan's current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Such income will be

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includable in a U.S. Holder's gross income as ordinary income on the day actually or constructively received. Such dividends will not be eligible for the dividends-received deduction allowed to corporations under the Code.

Subject to exceptions for short-term and hedged positions, non-corporate U.S. Holders (including individuals) may be eligible for reduced rates of taxation applicable to "qualified dividend income" on certain dividends if (i) New Mylan is eligible for the benefits of a comprehensive income tax treaty with the United States that the U.S. Treasury Department determines to be satisfactory for purposes of the qualified dividend rules and that includes an exchange of information program and (ii) New Mylan was not, in its taxable year prior to the distribution, and is not, in its taxable year of the distribution, a passive foreign investment company ("PFIC") under Section 1297 of the Code. The U.S. Treasury Department has determined that the Tax Treaty meets these requirements, and New Mylan believes that it is eligible for benefits under the Tax Treaty. As explained below, New Mylan believes it will not be a PFIC in the taxable year in which the Transaction closes, and does not anticipate becoming a PFIC in any subsequent taxable year.

Except if certain exceptions apply, dividends paid by New Mylan should constitute foreign source income and will, depending on the U.S. Holder's circumstances, be either "passive" or "general" category income for purposes of computing the foreign tax credit allowable to the holder. Foreign tax credits will not be allowed for foreign dividend withholding taxes, if any, imposed on a U.S. Holder in respect of certain short-term or hedged positions in New Mylan ordinary shares. The foreign tax credit rules are complex and New Mylan recommends that U.S. Holders consult their own tax advisors concerning the implications of these rules in light of their particular circumstances.

To the extent that the amount of any distribution exceeds New Mylan's current and accumulated earnings and profits for a taxable year, as determined under U.S. federal income tax principles, the distribution will first be treated as a tax-free return of capital, causing a reduction (but not below zero) in the adjusted tax basis of the U.S. Holder's New Mylan ordinary shares, and to the extent the amount of the distributions exceeds such adjusted tax basis, the excess will be taxed as capital gain recognized on a sale or exchange.

Capital gains. For U.S. federal income tax purposes, a U.S. Holder will recognize gain or loss on any sale or exchange of a New Mylan ordinary share in an amount equal to the difference between the amount realized for the share and its adjusted tax basis in the share. The gain or loss recognized by a U.S. Holder on the sale or exchange will generally be capital gain or loss. Capital gains of a non-corporate U.S. Holder (including an individual) will be eligible for the preferential U.S. federal income tax rates applicable to long-term capital gains if the U.S. Holder has held its New Mylan ordinary shares for more than one year as of the date of the sale or exchange. The deductibility of capital losses is subject to limitations.

Passive Foreign Investment Company. U.S. Holders would be subject to a special, adverse U.S. federal income tax regime (that would differ in certain respects from that described above) if New Mylan were, or were to become, a PFIC for U.S. federal income tax purposes. Although New Mylan believes it will not be a PFIC for the current year and that it is unlikely that it will become a PFIC, the determination of whether a non-U.S. corporation is a PFIC is made annually, and thus may be subject to change. In addition, the IRS or a court may disagree with New Mylan's position, and New Mylan cannot assure U.S. Holders that New Mylan will avoid PFIC status in the future. New Mylan recommends that U.S. Holders consult with their own tax advisors regarding the adverse U.S. federal income tax consequences of owning the stock of a PFIC and of making certain available elections designed to lessen those adverse consequences.

Controlled Foreign Corporation. If one or more U.S. persons who each own, directly, indirectly or constructively, 10% or more of the vote of New Mylan (each, a "CFC Shareholder") own directly, indirectly or constructively more than 50% of New Mylan (by vote or value), New Mylan would generally be treated as a controlled foreign corporation (a "CFC"). CFC Shareholders are treated as receiving current distributions of their respective share of certain income of the CFC without regard to any actual distributions. CFC Shareholders are subject to certain burdensome U.S. federal income tax and administrative requirements (but generally are not subject to the requirements generally applicable to U.S. shareholders of a PFIC). In addition, a U.S. Holder who is or has been a CFC Shareholder may recognize dividend income and not capital gain on the disposition of shares of the CFC. U.S. Holders who are not CFC Shareholders would not be subject to any additional U.S. federal income tax consequences in the event New Mylan becomes a CFC in the future. New Mylan believes that, after the Transaction, it will not be a CFC and does not expect to become a CFC in the future.

Information reporting and backup withholding. Except in the case of certain corporations or other exempt holders, dividends paid by New Mylan to a U.S. Holder may be subject to U.S. information reporting requirements and may be subject to backup withholding unless the U.S. Holder provides an accurate taxpayer identification number on a properly completed IRS Form W-9 and certifies that no loss of exemption from backup withholding has occurred. The amount of any backup withholding will be allowed as a credit against the U.S. Holder's U.S. federal income tax liability and may entitle the U.S. Holder to a refund, provided that certain required information is timely furnished to the IRS.

Specified foreign financial assets. Individual U.S. Holders that own "specified foreign financial assets" with an aggregate value in excess of $50,000 are generally required to file an information statement along with their tax returns, currently on IRS Form 8938, with respect to such assets. "Specified foreign financial assets" include any financial accounts held at a foreign financial institution, as well as securities issued by a foreign issuer (which would include New Mylan ordinary shares) that are held in accounts maintained by financial institutions. Higher reporting thresholds apply to certain individuals living abroad and to certain married individuals. Regulations have been proposed that would extend this reporting requirement to certain entities that are treated as formed or availed of to hold direct or indirect interests in specified foreign financial assets based on certain objective criteria. U.S. Holders who fail to report the required information could be subject to substantial penalties. New Mylan recommends that U.S. Holders consult their own tax advisors concerning the application of these rules to their investment in New Mylan, including the application of the rules to their particular circumstances.

Non-U.S. Holders

Dividends. Non-U.S. Holders generally will not be subject to U.S. federal income tax (including U.S. federal withholding tax) on dividends in respect of New Mylan ordinary shares.

Holders whose dividend is effectively connected with the conduct of a trade or business in the United States (and, if required by an applicable income tax treaty, is attributable to a permanent establishment or fixed place of business maintained by the non-U.S. Holder in the United States) will be subject to U.S. federal income tax on a net income basis in the same manner as if the non-U.S. Holder were a U.S. Holder and, in the case of a non-U.S. corporation, might be subject to an additional "branch profits" tax equal to 30% of its effectively connected earnings and profits (or such lower rate as may be specified by an applicable income tax treaty) in the same manner as a U.S. Holder, as described above.

Capital gain. In addition, a non-U.S. Holder generally will not be subject to U.S. federal income or withholding tax on any gain recognized on the sale, exchange or other disposition of New Mylan Ordinary shares unless:

- the gain is "effectively connected" with the non-U.S. Holder's conduct of a trade or business in the United States, and, if required by an applicable income tax treaty as a condition for subjecting the holder to U.S. federal income taxation on a net income basis, the gain is attributable to a U.S. permanent establishment of the non-U.S. Holder; or
- the non-U.S. Holder is an individual who is present in the United States for 183 days or more during the taxable year of the transaction and certain other conditions are satisfied.

Gain recognized by a non-U.S. Holder described in the first bullet point above will be subject to tax under the rules described above as if it were a U.S. Holder and, in the case of a non-U.S. corporation, might be subject

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to an additional "branch profits tax" at a 30% rate (or such lower rate as may be specified by an applicable income tax treaty). An individual non-U.S. Holder of Mylan common stock who is present in the United States for 183 days or more during the taxable year of the transaction and satisfies certain other conditions will be subject to U.S. federal income tax at a 30% rate (or such lower rate as may be specified by an applicable income tax treaty) on the gain, which may be offset by U.S. source capital losses of the non-U.S. Holder so long as the non-U.S. Holder has timely filed U.S. federal income tax returns with respect to such losses.

If a non-U.S. Holder is a citizen or resident of, or otherwise subject to taxation in, a country other than the United States, the foreign tax consequences of owning and disposing of New Mylan ordinary shares will depend on the applicable tax laws in such country. New Mylan recommends that non-U.S. Holders consult their own tax advisors regarding the tax consequences of the owning and disposing of New Mylan ordinary shares.

Non-U.S. Holders may be required to comply with certification and identification procedures in order to establish an exemption from information reporting and backup withholding.

FATCA

Provisions under Sections 1471 through 1474 of the Code and applicable U.S. Treasury Regulations commonly referred to as "FATCA" generally impose 30% withholding on certain "withholdable payments" and, in the future, may impose such withholding on "foreign passthru payments" made by a "foreign financial institution" (each as defined in the Code) that has entered into an agreement with the IRS to perform certain diligence and reporting obligations with respect to the foreign financial institution's accounts (a "participating foreign financial institution" or "PFFI"). While New Mylan does not expect to be treated as a "foreign financial institution" for the purposes of FATCA, it is possible that FATCA withholding may be imposed on New Mylan dividends if, for example, such dividends are paid to an intermediary foreign financial institution that is not a PFFI or if the dividend is paid to a recipient who has failed to comply with certain FATCA reporting obligations (a so-called "recalcitrant account holder"). New Mylan recommends that prospective investors consult their own tax advisors regarding the potential impact of FATCA and any foreign legislation or foreign intergovernmental agreement implementing FATCA on their ownership of New Mylan ordinary shares.

THE U.S. FEDERAL INCOME TAX CONSEQUENCES DISCUSSED ABOVE ARE FOR GENERAL INFORMATION ONLY. EACH HOLDER OF MYLAN COMMON STOCK OR NEW MYLAN ORDINARY SHARES SHOULD CONSULT HIS OR HER OWN TAX ADVISOR AS TO THE PARTICULAR CONSEQUENCES THAT MAY APPLY TO THE HOLDER.

United Kingdom Tax Considerations

New Mylan

New Mylan is, and after the Transaction is expected to continue to be, resident in the United Kingdom for U.K. tax purposes because the central management and control of New Mylan (as determined for U.K. tax purposes) is exercised in the United Kingdom. It is expected that such central management and control will continue to be exercised in the United Kingdom.

New Mylan expects to be tax resident solely in the United Kingdom, and has requested (but has not yet obtained) a determination of its tax residence for the purposes of the income tax treaty between the United Kingdom and the Netherlands from the competent authorities of those jurisdictions.

The determination of whether a company is tax resident in a particular jurisdiction is highly fact-specific, and a jurisdiction other than the United Kingdom could assert that New Mylan is tax resident in that jurisdiction. Furthermore, the applicable laws of any jurisdiction, or interpretations thereof, may change (possibly with retrospective effect) and, therefore, New Mylan may be or may become tax resident in a jurisdiction other than the United Kingdom, or may be or may become tax resident in both the United Kingdom and one or more other jurisdictions.

If New Mylan were to be treated as tax resident in a jurisdiction other than, or in addition to, the United Kingdom, New Mylan could be subject to tax in that other jurisdiction on its profits and could be required to withhold tax on dividends made to holders of New Mylan ordinary shares under the laws of that other jurisdiction. Depending on the existence and terms of an income tax treaty between the United Kingdom and that other jurisdiction, the taxes imposed by that other jurisdiction could be in addition to, rather than in lieu of, the taxes imposed by the United Kingdom.

If New Mylan were subject to tax in another jurisdiction, this could also affect the application to New Mylan of certain U.K. tax rules; in particular, some of the potential benefits of being a member of a group for U.K. tax purposes would not be available to it.

Holders of Mylan Common Stock

Holders of Mylan common stock that are not resident in the United Kingdom for U.K. tax purposes and that do not carry on a trade, profession or vocation in the United Kingdom through a branch of agency or (in the case of a company) permanent establishment will not be subject to U.K. taxation of chargeable gains ("CGT") on the exchange of their Mylan common stock for New Mylan ordinary shares pursuant to the Transaction.

Mylan recommends that other holders of Mylan common stock consult their own tax advisors as to the U.K. tax consequences of exchanging their Mylan common stock for New Mylan ordinary shares pursuant to the Transaction.

Holders of New Mylan Ordinary Shares

The comments set out below summarize certain aspects of the U.K. tax treatment of certain holders of New Mylan ordinary shares and do not purport to be a complete analysis of all tax considerations relating to the New Mylan ordinary shares. They are based on current U.K. legislation and what is understood to be current HM Revenue and Customs ("HMRC") practice, both of which are subject to change, possibly with retroactive effect.

The comments are intended as a general guide and apply only to holders of New Mylan ordinary shares who are resident for tax purposes in the United Kingdom, who hold their New Mylan ordinary shares as an investment (other than under a personal equity plan or individual savings account) and who are the absolute beneficial owners of their New Mylan ordinary shares. The comments do not deal with certain types of holders of New Mylan ordinary shares such as charities, dealers in securities, persons who have or could be treated for tax purposes as having acquired their New Mylan ordinary shares by reason of their employment, collective investment schemes, persons subject to U.K. tax on the remittance basis and insurance companies. They assume that New Mylan is, and will continue to be, tax resident solely in the United Kingdom (including for the purposes of applicable tax treaties).

NEW MYLAN RECOMMENDS THAT HOLDERS OF NEW MYLAN ORDINARY SHARES WHO ARE IN ANY DOUBT ABOUT THEIR TAX POSITION, OR WHO ARE RESIDENT OR OTHERWISE SUBJECT TO TAX IN A JURISDICTION OUTSIDE THE UNITED KINGDOM, CONSULT AN APPROPRIATE INDEPENDENT PROFESSIONAL TAX ADVISOR.

Taxation of Dividends on New Mylan Ordinary Shares

New Mylan will not be required to withhold tax at source from dividend payments it makes.

Individuals

A holder of New Mylan ordinary shares who is an individual resident in the United Kingdom for tax purposes and who receives a dividend from New Mylan will be entitled to a tax credit which may be set off against his total income tax liability. The tax credit will be equal to 10% of the aggregate of the dividend and the tax credit (the "gross dividend"), which is also equal to one-ninth of the amount of the cash dividend received.

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A holder of New Mylan ordinary shares who is not liable for U.K. income tax at either the higher or the additional rate will be subject to U.K. income tax on the gross dividend at the rate of 10%. The tax credit will, in consequence, satisfy in full the holder's liability to U.K. income tax on the gross dividend.

A holder of New Mylan ordinary shares who is liable for U.K. income tax at the higher rate will be subject to U.K. income tax on the gross dividend at the rate of 32.5% for the tax year 2014/2015, to the extent that the gross dividend falls above the threshold for the higher rate of U.K. income tax but below the threshold for the additional rate of U.K. income tax when it is treated as the top slice of the holder's income. The tax credit will, in consequence, satisfy only part of the holder's liability to U.K. income tax on the gross dividend and the holder of New Mylan ordinary shares will have to account for U.K. income tax equal to 22.5% of the gross dividend (or 25% of the cash dividend received). For example, assuming the entire gross dividend falls above the higher rate threshold and below the additional rate threshold, if the holder of New Mylan ordinary shares received a dividend of £90 from New Mylan, the dividend received would carry a tax credit of £10 and therefore represent a gross dividend of £100. The holder would then be required to account for U.K. income tax of £22.50 on the dividend (being £32.50 (i.e., 32.5% of £100) less £10 (i.e., the amount of the tax credit)).

A holder of New Mylan ordinary shares who is liable for U.K. income tax at the additional rate will be subject to U.K. income tax on the gross dividend at the rate of 37.5% for the tax year 2014/2015, to the extent that the gross dividend falls above the threshold for the additional rate of U.K. income tax when it is treated as the top slice of the holder's income. After setting off the tax credit portion of the gross dividend, the holder of New Mylan ordinary shares will, accordingly, have to account for U.K. income tax equal to 27.5% of the gross dividend (or approximately 30.6% of the cash dividend received). For example, assuming the entire gross dividend falls above the additional rate threshold, if the holder of New Mylan ordinary shares received a dividend of £90 from New Mylan, the dividend received would carry a tax credit of £10 and therefore represent a gross dividend of £100. The holder would then be required to account for U.K. income tax of £27.50 on the dividend (being £37.50 (i.e., 37.5% of £100) less £10 (i.e., the amount of the tax credit)).

A U.K. resident individual holder of New Mylan ordinary shares whose liability for U.K. income tax in respect of a dividend received from New Mylan is less than the tax credit attaching to the dividend will not be entitled to any payment from HMRC in respect of any part of the tax credit attaching to the dividend.

Companies

Holders of New Mylan ordinary shares within the charge to U.K. corporation tax which are "small companies" (for the purposes of U.K. taxation of dividends) will not generally be subject to tax on dividends paid on their New Mylan ordinary shares.

Other holders of New Mylan ordinary shares within the charge to U.K. corporation tax will not be subject to tax on dividends paid on their New Mylan ordinary shares so long as (i) the dividends fall within an exempt class, (ii) the dividends do not fall within certain anti-avoidance provisions and (iii) the holder of New Mylan ordinary shares has not elected for the dividends not to be exempt. It would normally be expected that dividends paid on the New Mylan ordinary shares would fall within an exempt class; for example, dividends paid in respect of portfolio holdings (that is, where the recipient owns less than 10% of the issued share capital of the payer or any class of that share capital) will do so.

Taxation of Chargeable Gains

A disposal or deemed disposal of New Mylan ordinary shares may, depending on the particular circumstances of the holder and subject to any available exemptions or reliefs, give rise to a chargeable gain or an allowable loss for CGT purposes.

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Individuals

A holder of New Mylan ordinary shares who is an individual resident in the United Kingdom for tax purposes and whose total taxable gains and income in a given tax year, including any gains made on the disposal or deemed disposal of his New Mylan ordinary shares, are less than or equal to the upper limit of the income tax basic rate band applicable in respect of that tax year (the "Band Limit") will generally be subject to CGT at a flat rate of 18% in respect of any gain arising on a disposal or deemed disposal of his New Mylan ordinary shares.

A holder of New Mylan ordinary shares who is an individual resident in the United Kingdom for tax purposes and whose total taxable gains and income in a given tax year, including any gains made on the disposal or deemed disposal of his New Mylan ordinary shares, are more than the Band Limit will generally be subject to CGT at a flat rate of 18% in respect of any gain arising on a disposal or deemed disposal of his New Mylan ordinary shares (to the extent that, when added to the holder's other taxable gains and income in that tax year, the gain is less than or equal to the Band Limit) and at a flat rate of 28% in respect of the remainder of the gain arising on a disposal or deemed disposal of his New Mylan ordinary shares.

No indexation allowance will be available to an individual holder of New Mylan ordinary shares in respect of any disposal or deemed disposal of New Mylan ordinary shares. However, each individual has an annual exemption, such that CGT is chargeable only on gains arising from all sources during the tax year in excess of this figure. The annual exemption is £11,000 for the tax year 2014/2015.

Companies

For holders of New Mylan ordinary shares within the charge to U.K. corporation tax, indexation allowance may be available in respect of the full period of ownership of the New Mylan ordinary shares to reduce any chargeable gain arising (but not to create or increase any allowable loss).

Stamp duty and stamp duty reserve tax ("SDRT")

No SDRT will be payable, and no liability for stamp duty will arise, in respect of the issue of the New Mylan ordinary shares.

No SDRT will be payable in respect of any transfer of, or agreement to transfer, New Mylan ordinary shares or Mylan common stock, assuming that they are not registered in a register kept in the United Kingdom by or on behalf of New Mylan or Mylan. Provided that any instrument of transfer is executed outside the United Kingdom and does not relate to any property situate, or to any matter or thing done or to be done, in the United Kingdom, no stamp duty will arise in respect of a transfer of New Mylan ordinary shares or Mylan common stock.

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- by Abbott, prior to the Mylan shareholders meeting, pursuant to the Mylan recommendation termination right; or
- by Abbott pursuant to the Mylan securities sale termination right.

If the Business Transfer Agreement is terminated, the Business Transfer Agreement will become void and there will be no liability on the part of either party except certain provisions will survive the termination of the Business Transfer Agreement and, in certain circumstances, Mylan would be obligated to pay Abbott the "reimbursement amount" (described below under "Reimbursement Amount"). No party will be relieved or released from any liability or damages arising from a willful breach of any provision of the Business Transfer Agreement or fraud, and the aggrieved party will be entitled to all rights and remedies available at law or in equity.

Reimbursement Amount

At Abbott's election, Mylan will be obligated to pay Abbott the "reimbursement amount" if the Business Transfer Agreement is terminated (i) by Mylan or Abbott after the outside date if any mutual closing condition (other than the legal restraint condition (if not due to Mylan shareholder litigation) or the 7874 condition) or any closing condition of Abbott has not been satisfied, (ii) by Mylan or Abbott pursuant to the legal restraint termination right (if due to Mylan shareholder litigation) or the Mylan shareholder approval termination right, (iii) by Abbott pursuant to the Mylan breach termination right, or (iv) by Abbott pursuant to the Mylan recommendation termination right or the Mylan securities sale termination right. The reimbursement amount is an amount, up to $100,000,000, of taxes of Abbott or its affiliates incurred in connection with implementing the Reorganization plus out-of-pocket costs and expenses of Abbott and its affiliates incurred in connection with the Transaction.

In order to recover the reimbursement amount, Abbott must prepare a statement detailing the taxes, costs, and expenses comprising the reimbursement amount. The reimbursement amount statement must be prepared in good faith by Abbott and provide a summary in reasonable detail setting forth Abbott's calculation.

If Abbott elects to recover the reimbursement amount, payment of the reimbursement amount is the sole and exclusive remedy of Abbott under the Business Transfer Agreement. If Abbott elects not to recover the reimbursement amount, Abbott will be entitled to all other rights and remedies available under the Business Transfer Agreement and applicable law.

Survival of Representations and Warranties and Covenants; Indemnification

Indemnification by Abbott

From and after closing, Abbott will indemnify, defend and hold harmless Mylan, New Mylan, Merger Sub and their respective affiliates (including, after closing, the Acquired Companies), the past, present and future directors, officers, employees and agents of Mylan, New Mylan, Merger Sub and their respective affiliates, in their respective capacities as such, and the heirs, executors, administrators, successors and permitted assigns of the foregoing persons from and against any and all losses which any Mylan indemnitee may incur or suffer to the extent such losses arise out of or result from: (a) any breach of any of the Abbott representations and warranties (other than certain Abbott representations and warranties, including certain fundamental representations and tax representations) as of the date of the Business Transfer Agreement or as of closing (or, in the case of any such representation or warranty specifically made as of another date, as of such other date) (the "Abbott general representation indemnity"), (b) any breach of certain fundamental representations made by Abbott as of the date of the Business Transfer Agreement or as of closing (or, in the case of any such representation or warranty specifically made as of another date, as of such other date), (c) any breach of any covenant or agreement contained in the Business Transfer Agreement to be complied with by Abbott, or (d) any excluded liability. For purposes of clauses (a) and (b) of the immediately preceding sentence, each of (i) the determination of whether any breach of any representation or warranty (other than the Business unaudited financial statements